Registered number: 02068222

Registered office:
25 Cabot Square
Canary Wharf
London
E14 4QA

Morgan Stanley

Morgan Stanley & Co. International plc

Report and financial statements

31 December 2024

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

The Directors present their Strategic Report for Morgan Stanley & Co. International plc (the "Company") and all of its subsidiary undertakings (together the "Group") for the year ended 31 December 2024.

Group and Company Overview

The ultimate parent undertaking and controlling entity of the Company is Morgan Stanley, which together with the Group and Morgan Stanley's other subsidiary undertakings, forms the "Morgan Stanley Group". Morgan Stanley is a global financial services firm authorised as a Financial Holding Company and regulated by the Board of Governors of the Federal Reserve System in the United States of America ("US").

Morgan Stanley International Limited ("MSI") is the ultimate United Kingdom ("UK") parent undertaking of the Company. MSI, together with all of its subsidiary undertakings, forms the "MSI Group".

The Company and Group operate within the financial services industry and are subject to extensive supervision and regulation.

Throughout the Strategic Report, the Directors may refer to policies, procedures and practices that the Company shares with the MSI Group and the Morgan Stanley Group.

The Directors were deeply saddened by the terrible news that Jonathan Bloomer and his wife, Judy, were among those who lost their lives in the tragic events in the Mediterranean in August 2024. Jonathan had served as Non-Executive Chairman of both the Company and MSI since 2018, and as a Non-Executive Director from 2016. He was a friend and mentor to many and we will all greatly miss his wise counsel and spirit of kindness. Our thoughts and deepest condolences remain with the Bloomer family and all those affected by this tragedy.

Principal Activity

The principal activity of the Group is the provision of financial services to a global client base consisting of corporations, governments and financial institutions. Financial services includes investment banking, sales and trading, and other services to clients. There has been no change to the Group's principal activity during the year and no significant change is expected.

The Company conducts business from its headquarters in London, UK and operates branches in Abu Dhabi, Dubai, Qatar, South Korea and Switzerland. During 2024, the Company obtained a license to conduct regulated activity through its Abu Dhabi branch.

Details of the Company's subsidiaries can be found in note 13 and in the Appendix.

Supervision and Regulation

As a UK-based financial services provider, the Company is authorised by the Prudential Regulation Authority ("PRA") as a PRA-designated investment firm and is primarily regulated by the PRA and the Financial Conduct Authority ("FCA"). The branches and subsidiaries may be locally regulated.

As a provider of services to global clients, the Company is conditionally registered with the Securities and Exchange Commission ("SEC") as a Securities Based Swap Dealer ("SBSD"). The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a Swap Dealer.

Where applicable, the Company is complying with home country capital requirements in lieu of SEC and CFTC requirements pursuant to substituted compliance rules.

The Company issues debt on European Union ("EU") regulated markets and is subject to the Luxembourg Law on Transparency Requirements.

Risk Factors and Business Environment

The business results of the Group's operations may be impacted by exposure to risk factors and the current business environment in which it operates.

Risk Factors

Risk taking is an inherent part of the Group's business activities. The MSI Group seeks to identify, assess, monitor and manage each of the various types of risk involved in its business activities, in accordance with defined policies and procedures.

The Company's Risk Appetite Statement ("RAS") articulates the aggregate level and type of risk that the Company is willing to accept to execute

3

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

its business strategy and to protect its capital and liquidity resources.

The MSI Group has an established Risk Management Framework to support the identification, monitoring and management of risk.

A description of the material risks and how these risks are managed is outlined in the 'Risk Management' section.

Business Environment

The economic environment, client and investor confidence and overall market sentiment improved in 2024. While interest rates declined in the latter half of 2024, elevated inflation, geopolitical risks, uncertainties surrounding government and policy developments in the markets the Group operates in, and the timing and pace of further interest rate actions present ongoing risks to the economic environment.

These factors have impacted, and could continue to impact capital markets and the performance of the Group. See 'Overview of 2024 Financial Results' section.

The Strategic Report contains certain forward-looking statements and information on future developments. These statements are made by the Board in good faith, based on the information available at the time of the approval of the report, and such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors considered, underlying any such forward-looking information.

ESG Overview

The Morgan Stanley Group's sustainability strategy is focused on helping clients achieve their own sustainability-related ambitions by providing advice, products and solutions. For further information on its approach to, and performance on, environmental, social and governance ("ESG") topics, refer to the Morgan Stanley Group's ESG Report, available at https://www.morganstanley.com/about-us/sustainability-reports-research

The Group's approach to ESG topics is provided in the 'ESG Report' section, and is consistent with that of the Morgan Stanley Group.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Financial Performance and Condition

Performance Indicators

To assess the effectiveness of the execution of the strategy, the Board monitors the results of the Group and/or Company by reference to a range of performance indicators and required regulatory metrics, including, but not limited to those disclosed below. The Group's performance indicators are as at the years ended 31 December 2024 and 31 December 2023, except where otherwise stated. The Company has consistently been, and continues to be, fully compliant with its financial resources requirements.

Return on Shareholders' Equity (Group)

in $ millions	2024	2023
Total shareholders' equity at beginning of the year	23,606	24,233
Profit after tax	1,425	1,049
Return on shareholders' equity	6.0%	4.3%

Tier 1 Capital Ratio (Company)

in $ millions	2024	2023
Risk-weighted assets ("RWAs")	122,626	117,819
Tier 1 capital	21,526	21,798
Tier 1 capital ratio	17.6%	18.5%

Leverage Ratio (Company)

in $ millions	2024	2023
Leverage exposure	409,557	422,844
Tier 1 capital	21,526	21,798
Leverage ratio	5.3%	5.2%

Liquidity Coverage Ratio (Company)

in $ millions	2024[1]	2023[1]
Liquidity buffer - High quality liquid assets ("HQLA")	39,981	41,207
Liquidity coverage ratio ("LCR")	194%	193%

(1) Calculated as the average of the preceding twelve months.

Net Stable Funding Ratio (Company)

in $ millions	2024[1]	2023[1]
Available stable funding ("ASF")	106,539	100,521
Required stable funding ("RSF")	100,420	91,809
Net stable funding ratio ("NSFR")	106%	109%

(1) Calculated as the average of the preceding four quarters.

Senior Unsecured Credit Ratings (Company)

At 31 December 2024 and 31 December 2023, the Company's senior unsecured ratings were as follows:

	Short-Term Debt	Long-Term Debt	Rating Outlook
Moody's Investor Service, Inc	P-1	Aa3	Stable
Standard & Poor's Rating Service	A-1	A+	Stable
Fitch Ratings	F1+	AA-	Stable

In addition, the Group is required to disclose the Return on Assets ratio, as per the PRA Rulebook for Capital Requirement Regulation ("CRR") firms.

Return on Assets (Group)

in $ millions	2024	2023
Total assets at beginning of the year	550,050	560,391
Profit after tax	1,425	1,049
Return on assets	0.26%	0.19%

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Overview of 2024 Financial Results

Income Statement

The Group's financial results for the years ended 31 December 2024 and 31 December 2023 are shown below.

in $ millions	2024	2023	Increase/ (decrease)	Variance %
Investment Banking	938	626	312	50%
Sales and Trading	1,323	1,181	142	12%
Investment Management	20	22	(2)	(9%)
Fee and commission income	**2,281**	**1,829**	**452**	**25%**
Net trading income[1]	**5,294**	**4,740**	**554**	**12%**
Net revenues	**7,575**	**6,569**	**1,006**	**15%**
Staff related expenses	1,804	1,802	2	—%
Non-staff related expenses	3,813	3,479	334	10%
Operating expenses	5,617	5,281	336	6%
Net impairment reversal on financial instruments	(1)	—	(1)	100%
Non-interest expenses	**5,616**	**5,281**	**335**	**6%**
Profit before tax	**1,959**	**1,288**	**671**	**52%**
Income tax expense	534	239	295	123%
Profit after tax	**1,425**	**1,049**	**376**	**36%**

[1] Net trading income is comprised of 'Net gains from financial instruments at fair value through profit or loss ("FVPL")', 'Other revenue' and 'Net interest expense' as set out in the consolidated income statement on page 60.

Net revenues and Profit before tax split by geographical region

2024	Net revenues ($ millions / %)		Profit before tax ($ millions / %)	
EMEA [1]	4,699	62%	751	38%
Asia	2,324	31%	938	48%
Americas	552	7%	270	14%
Total	**7,575**		**1,959**	
2023				
EMEA [1]	4,300	65%	506	39%
Asia	1,833	28%	615	48%
Americas	436	7%	167	13%
Total	**6,569**		**1,288**	

(1) Europe, Middle East and Africa ("EMEA")

Net Revenues

Overall Net revenues increased 15%.

Fee and commission income

Investment Banking increased 50%, primarily related to higher underwriting revenues and a rebound in mergers and acquisitions activity.

Sales and Trading increased primarily from higher equity market volumes across all regions.

Net trading income

The 12% increase in Net trading income was due to increased client activity in Equity Derivatives, coupled with improved trading performance in Macro products.

Operating expenses

Overall Operating expenses increased 6%.

Non-staff related expenses

The 10% increase in Non-staff related expenses was mainly due to higher brokerage fees due to the increased trading activity.

Income tax expense

The Group's Income tax expense represents an effective tax rate ("ETR") of 27.3% (2023: 18.6%), which is in line with the average standard rate of UK corporation tax (inclusive of the UK Banking surcharge) of 28.0% (2023: 27.8%).

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Balance Sheet

in $ millions	2024	2023	Increase/ (decrease)	Variance %
Cash and short term deposits	16,711	18,403	(1,692)	(9%)
Trading financial assets	369,853	336,893	32,960	10%
Secured financing	115,453	119,968	(4,515)	(4%)
Trade and other receivables	75,238	73,825	1,413	2%
Other assets	823	961	(138)	(14%)
Total Assets	**578,078**	**550,050**	**28,028**	**5%**
Trading financial liabilities	319,056	274,538	44,518	16%
Secured borrowing	105,067	105,378	(311)	—%
Trade and other payables	78,885	86,573	(7,688)	(9%)
Debt and other borrowings	39,523	47,940	(8,417)	(18%)
Subordinated debt	11,798	11,796	2	—%
Other liabilities	137	219	(82)	(37%)
Total Liabilities	**554,466**	**526,444**	**28,022**	**5%**
Total Equity	**23,612**	**23,606**	**6**	**—%**

Assets and Liabilities

The increase in 'Trading financial assets' and 'Trading financial liabilities' was mainly driven by client activity and market movements in Macro products.

The decrease in 'Trade and other payables' was due to Prime Brokerage clients decreasing cash credits and short exposures.

The decrease in 'Debt and other borrowings' is due to a decrease in unsecured funding from parent.

Key Accounting Estimates and Judgements

In the preparation of the financial statements, management is required to make accounting estimates and assumptions (refer to note 2 of the Financial Statements). Of the material accounting policies, the following policies involved a higher degree of judgement and complexity, and consequentially greater consideration by management.

Valuation of Financial Instruments at Fair Value

Given the extent to which the Group recognises financial instrument assets and liabilities at fair value, the preparation of the Group's consolidated financial statements requires management to consider on an on-going basis the key valuation metrics and judgements involved in the determination of fair value. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement.

Management have reviewed the key valuation metrics, assumptions and methodologies involved in the determination of the fair value of financial instruments and determined that the valuations were reasonable.

The accounting policy is disclosed in note 3(d) of the Financial Statements with note 30 providing qualitative and quantitative information on the measurement of financial instruments at fair value.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Tax and Litigation Provisions

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates and assumptions regarding the outcome of matters that are uncertain, including those relating to tax and litigation. The Group has recognised provisions on a number of uncertain tax and litigation matters, for which management has made judgements and interpretations when determining the amount of such provisions. Whilst a range of outcomes is foreseeable, management considers the amount provided to be a reasonable estimate of probable future liabilities after consideration of all pertinent facts.

The accounting policy is disclosed in note 3(i) of the Financial Statements with note 18 providing qualitative and quantitative information on the tax and litigation provisions.

Use of best estimates for revenue recognition on transfer pricing

The Morgan Stanley Group continues to engage in negotiations of renewed Advanced Pricing Agreements with selected tax authorities in respect of its key transfer pricing methodologies and has, accordingly, accrued based on a best estimate basis. Negotiations may result in changes to methodologies or inputs that could have an impact on the Group's revenues in the future, when compared to those currently used in the preparation of these financial statements.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Capital and Liquidity Resource Management and Regulation

The Company manages and monitors its capital and liquidity in line with established policies and procedures and in compliance with local regulatory requirements.

The key regulations impacting the financial soundness of the Company are as follows:

Capital and Liquidity Standards: The Company is subject to risk-based capital, leverage and liquidity standards for banks and major investments firms in the UK, as implemented by the PRA. These are based on the standards developed by the Basel Committee on Banking Supervision ("BCBS"). They also include on-shored regulatory obligations following the UK's withdrawal from the EU, related to the CRR.

Recovery and Resolution: The Company is subject to regulatory requirements on recovery and resolution planning set by the PRA and the Bank of England ("BOE"), as part of the UK's recovery and resolution framework, established through the UK Banking Act 2009 and related legislation. This includes regulatory requirements that apply directly to the Company, and those regulatory requirements that apply to the MSI Group and therefore, indirectly, apply to the Company. The Company is also within the scope of the resolution strategy adopted by the Morgan Stanley Group. Refer to 'Capital and Liquidity Resource Management and Regulation – Recovery and Resolution Planning' section for further information.

Capital Management

Consistent with the Morgan Stanley Group capital management policies, the MSI Group manages its capital position based upon, among other things, business opportunities, risks, capital availability and rate of return together with internal capital policies, current and future regulatory requirements and rating agency guidelines.

The Company is included as a significant subsidiary in the MSI Group's Pillar 3 report. This report can be found at https://www.morganstanley.com/about-us-ir/pillar-uk

Regulatory Capital and Leverage Requirements

The Company is subject to minimum risk-based capital requirements calculated in accordance with PRA rules – referred to as Pillar 1. The Company is also subject to a Pillar 2 requirement to undertake an Internal Capital Adequacy Assessment ("ICAAP"), for risks not covered in Pillar 1.

The MSI Group and the Company conduct an ICAAP at least annually. The ICAAP is a key tool used to inform the MSI Board and executive management on risk profile and capital adequacy.

The PRA reviews the ICAAP through its Supervisory Review and Evaluation Process ("SREP") and sets a Total Capital Requirement ("TCR") comprising Pillar 1 and Pillar 2A, which establishes the minimum level of regulatory capital for the MSI Group and the Company.

As at 31 December 2024, the Company's TCR was $13,403 million (31 December 2023: $12,878 million), equivalent to 10.9% (31 December 2023: 10.9%) of RWAs. In addition, the PRA sets a buffer, which is available to support the Company in a stressed market environment.

The Company's capital is monitored on an ongoing basis to ensure compliance with these requirements. The Company complied with all of its capital requirements during the year.

Capital Resources

The capital managed by the Company includes share capital, Additional Tier 1 ("AT1") capital instruments, subordinated debt and reserves.

To maintain or adjust its capital structure, the Company may pay dividends, return capital to its shareholders, issue new shares, or issue or repay AT1 capital instruments or subordinated debt.

Set out below are details of the Company's Capital Resources, as at 31 December 2024 and 31 December 2023:

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

in $ millions	2024	2023
Total Company equity	23,491	23,591
Regulatory adjustments	(1,965)	(1,793)
Tier 1 Capital	21,526	21,798
Of which		
CET1	*17,226*	*17,498*
AT1	*4,300*	*4,300*
Tier 2 Capital	5,098	5,096
Total Capital Resources	**26,624**	**26,894**
CET1 capital ratio	14.0 %	14.9 %
Total capital ratio	21.7 %	22.8 %

The decrease in the total capital ratio reflects the higher RWAs, see below. Regulatory adjustments include deductions applied based on the prudential filters in compliance with the PRA Rule book (CRR).

RWAs

Set out below are details of the Company's RWAs.

in $ millions	2024	2023
Credit RWAs	70,947	71,514
Market RWAs	41,136	35,559
Operational risk RWAs	10,543	10,746
Total RWAs	**122,626**	**117,819**

RWAs increased by $4,807 million over the year, largely driven by higher Market Risk due to changes in the risk profile.

Leverage Ratio

The leverage ratio is a supplementary measure to the risk-based capital requirements, calculated as the ratio of Tier 1 capital to total leverage exposure (certain assets plus certain off-balance sheet exposures adjusted for Tier 1 capital deductions).

The Company has been subject to a minimum leverage ratio of 3.25% since 1 January 2023.

In addition, at least 75% of the Company's Tier 1 capital must consist of CET1 capital. Furthermore, the Company must also maintain an additional countercyclical leverage ratio buffer of CET1 equal to 35% of its current Countercyclical Capital Buffer ("CCyB") rate of 0.63%.

The Company's leverage ratio is included in the Performance indicators section on page 5.

Leverage exposure decreased over the year primarily driven by derivatives and other on balance sheet exposures.

Funding and Liquidity Management

Funding and Balance Sheet Management

Liquidity and funding risk refers to the risk that the Group is unable to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern, as well as the associated funding risks triggered by the market or idiosyncratic stress events that may negatively affect the Group's liquidity and may impact the Group's ability to raise new funding.

The Group manages its funding in a manner that reduces the risk of disruption to its operations. The Group pursues a strategy of diversification of secured and unsecured funding sources (by product and investor) and attempts to ensure that the tenor of its liabilities equals or exceeds the expected holding period of the assets being financed.

The Group funds itself through diverse sources. These sources may include equity capital, long-term debt, securities sold under agreements to repurchase, securities lending and deposits. The MSI Group has active financing programmes for both standard and structured products, targeting global investors and currencies.

In managing both the Morgan Stanley Group's and the Group's funding risk, the composition and size of the entire balance sheet, not just financial liabilities, is monitored and evaluated. The liquid nature of the marketable securities and short-term receivables arising principally from sales and trading activities in the Institutional Securities business provide the Morgan Stanley Group and the Group with flexibility in managing the composition and size of its balance sheet.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Credit Ratings

The Company relies on external sources to finance a significant portion of its daily operations. The cost and availability of financing generally are impacted by the Company's credit ratings, among other variables. In addition, the Company's credit ratings can have an impact on certain trading revenues, particularly in those businesses where longer-term counterparty performance is a key consideration, such as certain over the counter ("OTC") derivative transactions. When determining credit ratings, ratings agencies consider both company-specific and industry-wide factors. The Company's unsecured credit ratings are included in the 'Financial Performance and Condition' section.

Regulatory Liquidity and Funding Requirements

The Company is subject to the liquidity regulations prescribed by the PRA which include the LCR and NSFR under Pillar 1 and additional Pillar 2 requirements.

The Pillar 2 requirements are assessed by the PRA for risks not captured in Pillar 1. Pillar 2 risks are identified by the Company and documented in the Internal Liquidity Adequacy Assessment Process ("ILAAP"), reviewed and assessed by the PRA as part of the Liquidity Supervisory Review Process ("L-SREP").

Throughout the year, the Company held adequate liquidity in the form of HQLA and maintained an appropriate funding profile to meet LCR and NSFR regulatory requirements.

The Company's liquidity ratios are included in the Performance indicators section on page 5.

Recovery and Resolution Planning

The UK Banking Act 2009 and related legislation established a recovery and resolution framework for UK institutions, including the Company.

Annually, the MSI Group prepares a recovery plan which identifies mitigation tools available in times of severe stress. The Company is covered in the recovery plan and is identified as a material legal entity of the MSI Group.

The MSI Group and the Company produce information required for resolution purposes by the BOE, as the UK Resolution Authority in accordance with UK statutory and regulatory requirements. The Company also complies with relevant BOE and PRA rules on resolution planning and resolvability, including requirements under the BOE's Resolvability Assessment Framework, and the Minimum Requirement for own funds and Eligible Liabilities ("MREL") set by the BOE (see following sub-section).

The Morgan Stanley Group has developed a resolution plan in accordance with the requirements of Section 165(d) of Title I of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its implementing regulations adopted by the Federal Reserve Board and the Federal Deposit Insurance Corporation. The resolution plan presents Morgan Stanley's strategy for resolution of Morgan Stanley upon material financial distress or failure. The Company is a Material Operating Entity of the Morgan Stanley Group and is within the scope of the single point of entry resolution strategy adopted by the Morgan Stanley Group.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

MREL

MREL and Total Loss Absorbing Capacity ("TLAC") are broadly consistent measures that are designed to enhance the resilience of the financial system by ensuring firms have sufficient capital instruments and eligible liabilities to absorb losses and appropriately recapitalise entities in the case of resolution. They reflect the UK Banking Act and other relevant retained EU law. TLAC, which only applied to the MSI Group, no longer applied from 1 January 2024 as PRA removed the requirement given the overlap with MREL.

MREL requirements apply to the Company on an individual level and to the MSI Group on a consolidated basis.

The Company and MSI Group have issued senior subordinated debt to ensure compliance with this requirement.

Regulatory Developments

The Company continues to monitor the changing political, tax and regulatory environment, with specific changes expected as part of the BOE implementation of Basel III standards, as described below. Whilst the Company continues to engage with various stakeholders, it remains difficult to predict the exact impact these changes and other changes will have on its business, statement of financial position, results of operations and cash flows for a particular future period. The Company expects to remain subject to extensive supervision and regulation.

Finalising Basel III Reforms

BCBS sets the standard for international banking prudential regulation in a series of accords ("Basel Accords") that are implemented in the UK via the PRA Rulebook including retained EU Law under the European Union (Withdrawal) Act 2018.

There are a number of remaining standards of the Basel III reform package (referred to as "Finalisation of Basel III") that are yet to be implemented. These revisions cover RWA requirements for credit, market, credit valuation adjustments ("CVA") and operational risk.

In the UK, the PRA have issued their near final rules, referred to as Basel 3.1, to implement these final standards. These rules are effective from 1 January 2027 with no further material changes expected at this time. The proposed rules are largely consistent with the Basel III reform package with some adjustments to address UK specificities. These changes have been considered in the capital planning and ICAAP of the Company.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Risk Management

The business strategy acts as a key driver for the MSI Group's business model, which in turn drives the risk strategy and the consequent risk profile of the Group. The business strategy and risk strategy are considered and aligned as part of the annual strategic review, or more frequently if necessary.

Note 26 provides additional qualitative and quantitative disclosures about the Group's management of, and exposure to, certain financial risks.

Risk Management Framework

Risk taking is an inherent part of the Group's business activities and effective risk management is vital to the success of the Group. The MSI Group has established a Risk Management Framework which encompasses the risk management culture, risk governance, approach and practices that support risk identification, measurement, monitoring, reporting, challenge and escalation. This chapter covers the core components of the Framework.

Three Lines of Defence Framework

The MSI Group executes risk oversight through a "Three Lines of Defence" framework, to create a clear delineation of responsibilities between risk owners and independent risk control functions with a view to addressing potential conflicts of interest. The functions responsible for carrying out the activities across the Three Lines of Defence are summarised below.

- **First Line of Defence**: Business units are responsible for managing their strategy and business activities in accordance with the Risk Appetite and Risk Management Framework. Support functions are independent of the business units and support strategy execution of the Group's revenue-generating activities.
- **Second Line of Defence**: Independent Risk Management and Control Functions identify, measure, monitor, report, challenge and escalate risks. Independent Risk Management and other Control Functions include, for example, functions performed by the EMEA Risk Division, EMEA Second-Line Non-Financial Risk ("2LoD NFR") Organisation, and the EMEA Product Control and EMEA Valuation Control ("VC") parts of Finance Division.
  - EMEA Risk Division: The EMEA Chief Risk Officer ("CRO") leads, manages and

oversees the EMEA Risk Division and is a member of the MSI Board. The EMEA Risk Division is responsible for the independent identification, measurement, monitoring, reporting, challenge and escalation of all market, credit and liquidity risks (including the financial risks from climate change) arising from MSI Group and EMEA-managed business. The EMEA CRO has overall responsibility for the Enterprise Risk Management Framework applicable to the MSI Group which includes development of risk appetite, oversight of relevant risks reflected in the RAS and monitoring and reporting of risks in line with agreed appetite to relevant Boards. The EMEA CRO is assisted by governance across first and second line functions to discharge this responsibility.

- EMEA Second-Line Non-Financial Risk Organisation: Includes Compliance, Global Financial Crimes and Operational Risk Departments and provides independent oversight and challenge of Non-Financial Risk Management across the MSI Group by identifying, measuring, monitoring reporting, challenging and escalating the non-financial risks. The EMEA Head of Non-Financial Risk leads, manages and oversees the EMEA 2LoD NFR Organisation.

- Other Independent Control Functions: Finance Control and Assurance Functions determine whether the conceptual framework, governance, measurement and monitoring systems and controls are appropriate for MSI Group's size, complexity and business activities. The primary EMEA Finance Control and Assurance Functions reporting to the EMEA CFO include EMEA Product Control, EMEA VC and EMEA Regulatory Reporting Quality Assurance Group.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

- **Third Line of Defence**: The EMEA Internal Audit Department ("IAD") provides independent, objective and timely assurance about the effectiveness of risk management, governance and controls over key risks within the businesses and functions. EMEA IAD's responsibilities are carried out independently with support and oversight from the MSI Audit Committee. The teams within EMEA IAD do not have reporting lines to business management. EMEA IAD executes its activities in accordance with the mandatory elements of The Institute of Internal Auditors' International Professional Practices Framework, including the Core Principles for the Professional Practice of Internal Auditing, and the Definition of Internal Auditing.

Risk Policies and Processes

Morgan Stanley has several well-established policies and procedures which set out the standards that govern the identification, measurement, monitoring, reporting, challenge and escalation of the various types of risk involved in its business activities. The MSI Group has implemented specific risk management policies to address local business and regulatory requirements, where appropriate. These policies are approved by the MSI Board and reviewed at least annually.

Risk Culture

MSI Group's Risk Management Culture is rooted in the following key principles: integrity, comprehensiveness, independence, accountability, and transparency.

The MSI Group has a risk culture that encourages open dialogue, effective challenge, escalation and appropriate reporting of risk to EMEA senior management, the MSI Board (or a committee thereof) and the MSI Group's regulators, as well as external risk disclosures. Developing the MSI Group's risk culture is a continuous process and builds upon Morgan Stanley's commitment to its values, including "doing the right thing", which make managing risk each employee's responsibility. Senior management promotes the MSI Group's risk culture, which enables individuals across the organisation to make appropriate risk decisions. The RAS of the Company is embedded in the risk culture and linked to the Company's short-term and long-term strategic, capital and financial plans, as well as compensation programmes.

Risk Identification, Risk Appetite and Risk Limits/Tolerances

Risk Identification

The process of Risk Identification is performed on a continuous basis as part of the day-to-day activities of the EMEA business units and the EMEA Independent Risk Management and other Control Functions including the EMEA Risk Division, and the EMEA 2LoD NFR Organisation. A number of risk management processes, such as regular risk reviews and stress testing, are conducted to identify business model vulnerabilities, review market events and regulations and support the continuous assessment process for risk identification.

As part of these processes, the MSI Group identifies all potential material risks related to the MSI Group's business activities. The collection of risks identified through this process are assessed for capital and liquidity adequacy as part of the Company's ICAAP and ILAAP, and form an integral part of the development of the Company's RAS.

The following risk types involved in MSI Group's business activities are currently considered material as determined through the Risk Identification Framework:

Financial Risks

- Market Risk

- Credit Risk

- Model Risk

- Valuation Risk

- Leverage Risk

- Liquidity Risk

Non-Financial Risks

- Operational Risk

- Compliance Risk (including Conduct)

- Financial Crimes Risk

Other Material Risks

- Strategic Risk (including Earnings at Risk)

- Reputational Risk

Climate change is a driver of existing risks and is managed within the Company's existing Risk Appetite (for more information refer to the 'ESG Report' section).

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

The MSI Board has established frameworks to identify, measure, monitor, report, challenge and escalate these risks. The frameworks for Market Risk, Credit Risk, Valuation Risk, Leverage Risk, Liquidity Risk, and Operational Risk described in further detail in the respective parts of this document.

A summary of the remaining material risks is outlined below:

- **Model Risk** is the potential for adverse consequences from decisions based on incorrect or misused model outputs. Model Risk can lead to financial loss, poor business and strategic decision-making, non-compliance with applicable laws and/or regulations, or damage to the MSI Group's reputation.

- **Compliance Risk** is defined as the risk of legal or regulatory sanctions, material financial loss or damage to reputation resulting from the failure to comply with laws, rules, regulations, related self-regulatory organisation standards and codes of conduct applicable to the Group's activities. Compliance Risk includes Conduct Risk, which is defined as the risk arising from misconduct by individual employees or contingent workers (collectively, "Personnel") or groups of Personnel, or the risk arising from conduct by the Group where the outcome has an adverse impact on clients, markets or the Group's reputation. Conduct Risk includes both intentional and unintentional behaviours.

- **Financial Crimes Risk** refers to the risk of regulatory sanctions and reputation damage posed to the Group in the event of failure to comply with applicable anti-money laundering, economic sanctions, anti-tax evasion, or anti-bribery and corruption laws and regulations.

- **Strategic Risk (including Earnings at Risk)** is defined as risk to baseline earnings from misaligned design and implementation of the Group's overall strategic objectives and the associated business unit strategic initiatives required to enable them, and any threat to the effective and efficient execution of the Group's strategic business initiatives.

- **Reputational Risk (also referred to as Franchise Risk)**, refers to potential risks associated with the way in which the Group conducts its business and the perception of the Group by external parties including shareholders, clients, regulators and the public. Reputational risks may be triggered by either the nature of the transaction (e.g. unusual complexity or novel issues) or business practice (e.g. a transaction without appropriate economic substance or business purpose), or by the identity or reputation of the client or counterparty (e.g. a client linked to alleged corruption or other improper activities).

Risk Appetite

The Company's RAS articulates the aggregate level and types of risk that the Company is willing to accept in order to execute its business strategy and protect its capital and liquidity resources. The Company's Risk Appetite is set by the Board in conjunction with its business strategy and in consideration of its capital and liquidity resource adequacy framework.

The RAS includes risks that have both qualitative and quantitative elements. The combination of qualitative Risk Appetite and Tolerance Statements and quantitative limits aims to ensure that the Company's businesses are carried out in line with the Risk Appetite approved by the Board, and to protect the Group's reputation in both normal and stressed environments.

Risk Limits/Tolerances

The Risk Appetite of the Company is translated into a comprehensive set of risk limits and tolerances. The Company's limits and tolerance framework mostly covers limits and tolerances across Market Risk, Credit Risk, Liquidity Risk and Operational Risk, each at different granularity levels to manage risk taking in line with Risk Appetite. These limits and tolerance frameworks are approved and monitored by the Board, the MSI Risk Committee, the EMEA Risk Committee ('ERC'), and the Independent Risk Management and other Control Functions.

The MSI Group employs integrated risk stress tests that set the boundary for risk-taking activities relative to the MSI Group's Risk Capital Resource Capacity by defining a set of limits. The MSI Board owns and approves the Macroeconomic Stress Loss Limit and the Climate Stress Loss Limit ("CSLL"). Macroeconomic and climate-related scenarios are used to monitor stress losses against the Stress Loss Limits.

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The potential impact of climate-related risks on Credit and Market Risk is assessed through a specific transition risk/carbon repricing scenario and managed via the CSLL. Risk limits are reviewed and updated on an annual basis at a minimum, with more frequent updates as necessary.

Stress Testing

Stress testing is a key risk management tool for the Group, informing risk and capital management processes and decisions, and is performed in line with internal and external regulatory requirements. It provides an understanding of the aggregate risk for the Group and an assessment of the Group's resilience to different scenarios over a range of severities. At a more granular level, stress tests provide detailed coverage of potential areas of weaknesses at the business area and counterparty level, respectively. The Group conducts cross-risk stress tests and risk specific stress tests, including reverse stress testing, with the following objectives:

- *Risk Identification:* Identification of material risk concentrations and vulnerabilities in adverse scenarios;

- *Risk Aggregation:* Estimation of aggregate size of exposures and losses in adverse shocks;

- *Risk Management*: Management of tail risks or vulnerabilities against risk appetite;

- *Capital and Liquidity Management:* Informing capital and liquidity risk assessment processes and plans (ICAAP, ILAAP);

- *Recovery and Resolution Planning:* As a key component of the Recovery and Resolution Planning exercises; and

- *Regulatory Requirements*: Meeting the relevant regulatory requirements for Stress Testing.

Risk Reporting

The MSI Group has established a Risk Reporting Framework to monitor and report MSI Group's risk profile against set risk limits and tolerances, and to provide timely risk information and/or escalation to responsible limit owners and relevant MSI Group risk governance forums and/ or the MSI Board and senior management, as appropriate (for further detail, refer to section 'Corporate Governance').

The Risk Reporting Framework covers all material risks, identification of matters for escalation and decision-making and highlights emerging risks, mitigating actions and other risk matters that are deemed significant to the relevant governance forums and/or the MSI Board and senior management. The key purpose of risk reporting is to provide decision makers and risk managers with an accurate and timely representation of risk exposures, including risk concentrations, at the MSI Group level, across business lines and between legal entities. To provide this information, MSI Group generates various risk reports across individual risk functions including Market, Credit, Liquidity, Model Risk and non-financial risks, at different frequencies (e.g. daily, weekly).

In addition, the MSI Group follows Morgan Stanley Group-wide principles for risk reports, such as the appropriate level of aggregation, balance between qualitative and quantitative information or implementation of controls to ensure reported information is complete and accurate.

Risk Governance

The MSI Group has a comprehensive risk management governance framework which includes MSI Board approved policies and a defined senior management risk oversight and escalation process at various levels of the governance structure, including for key MSI Group legal entities as appropriate.

The corporate governance structure between MSI and the Company, including the executive and management-level Committees (associated with Risk Governance) is described in further detail within the 'Corporate Governance' section.

Market Risk

Definition

Market risk refers to the risk that a change in the level of one or more market prices, rates, spreads, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio.

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Governance

The MSI Group manages the market risk associated with its trading activities at both a division and an individual product level, and includes consideration of market risk at the legal entity level.

Sound market risk management is an integral part of the MSI Group's culture. The MSI Group is responsible for ensuring that market risk exposures are well-managed and monitored. The Market Risk Department ("MRD") ensures transparency of material market risks, monitors compliance with established limits, and escalates risk concentrations to appropriate senior management.

To execute these responsibilities, the Company monitors its market risk against limits on aggregate risk exposures and performs a variety of risk analysis. This includes monitoring VaR, stress testing and scenario analyses, regular reporting of risk exposures, and maintenance of the VaR and scenario analysis methodologies. Material risks identified by these processes are summarised and reported to senior management.

The market risk management policies and procedures applicable to MSI Group establish the framework for the identification, measurement, monitoring, reporting, challenge and escalation of market risks. These are consistent with those of the Morgan Stanley Group and include escalation to the MSI Board and appropriate management personnel.

The information in this Strategic Report is complemented by note 26 of the Financial Statements which contains additional information on primary market risk exposures, market risk management and measurement and non-trading risks and currency risk together with an analysis of VaR sensitivity. For information regarding the management of market risk driven by climate risk, refer to the 'ESG Report - Climate and Environmental Risk Management' section.

Measurement and Management of risk

Year End VaR

The Company's VaR for Primary Risk Categories and Total Management VaR for the years ended 31 December 2024 and 31 December 2023 are shown in the below table. Refer to note 26 for further details.

in $ millions	95%/ one-day VaR 2024		95%/ one-day VaR 2023	
	Year end	Average	Year end	Average
Primary Market Risk Categories	21	23	18	24
Credit Portfolio[1]	4	5	6	8
Less diversification benefit[2]	(5)	(4)	(4)	(5)
Total Management VaR	**20**	**24**	**20**	**27**

(1) The Credit Portfolio VaR is disclosed as a separate category from the Primary Risk Categories and includes loans that are carried at fair value and associated hedges as well as counterparty credit valuation adjustments and related hedges.

(2) Diversification benefit equals the difference between total trading VaR and the sum of the VaRs for the individual risk categories. This benefit arises because the simulated one-day losses for each of the primary market risk categories occur on different days; similar diversification benefits are also taken into account within each category.

The 2024 year-end Total Management VaR of $20 million is of the same magnitude as the 2023 period end of $20 million. 2024 average Total Management VaR reduced to $24 million (from $27 million in 2023), following a reduction in Credit Portfolio risk.

Credit Risk

Definition

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations to the MSI Group. Credit risk includes country risk, which is further described below.

Governance

Credit risk exposure is managed on a global basis and in consideration of each significant legal entity within the Morgan Stanley Group. The credit risk management policies and procedures applicable to MSI Group establish the framework for identification, measurement, monitoring, reporting, challenge and escalation of credit risks whilst ensuring transparency of material credit risks, compliance with established limits, requisite approvals for extensions of credit and escalation of risk concentrations to appropriate senior management.

The MSI Group Credit Risk Management Department is an independent risk oversight group. The Department is responsible for managing and overseeing the credit risk profile of the MSI Group. This includes the design and oversight of the credit risk and limits framework as well as the evaluation, monitoring, control and escalation of credit risk exposure at the

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transaction, obligor and portfolio levels. The Credit Risk Management Department also helps to ensure that the creditworthiness of the Group's counterparties is reviewed on a regular basis.

The MSI Group Credit Limits Framework is one of the primary tools used to monitor, manage, and control credit risk exposures. The MSI Board approves limits that reflect the credit risk tolerance of the MSI Group and serve as a basis from which more detailed limits are established. The Credit Limits Framework includes single name limits (e.g., counterparty, lending, settlement and treasury) and portfolio concentration limits by country, industry and product type.

The information in this Strategic Report is complemented by note 26 of the Financial Statements which contains additional information about the primary credit exposures, credit risk management and mitigation, exposure to credit risk, including the maximum exposure to credit risk by credit rating. For information regarding the management of credit risk driven by climate-related credit risk, refer to the 'ESG Report - Climate and Environmental Risk Management' section.

Measurement and Management of risk

The Group is exposed to credit risk primarily from the extension of credit to clients through derivatives, securities financing, prime brokerage activities, and deposits. The Group is also exposed to credit risk via inventory holdings. The Group incurs credit risk exposure to Corporates, Financial Institutions (including Central Clearing Counterparties), Central Governments, and Central Banks through its Institutional Securities business segment. The table below shows the Group's maximum exposure to credit risk and credit exposure for certain financial assets which are exposed to credit risk and where the Group has entered into credit enhancements, including receiving cash and securities as collateral and master netting agreements. The net credit exposure represents the credit exposure remaining after the effect of the credit enhancements. Exposure to other Morgan Stanley Group undertakings is included in this table.

in $ millions (audited)	2024 Gross credit exposure[1]	Credit enhancements[2]	Net credit exposure
Trading financial assets:			
Derivatives	281,206	(270,311)	10,895
Secured financing	115,453	(114,572)	881
Trade and other receivables	559	(181)	378
Loan commitments	207	(103)	104
	397,425	**(385,167)**	**12,258**

in $ millions (audited)	2023 Gross credit exposure[1]	Credit enhancements[2]	Net credit exposure
Trading financial assets:			
Derivatives	237,738	(228,506)	9,232
Secured financing	119,968	(119,365)	603
Trade and other receivables	905	(283)	622
Loan commitments	19	—	19
	358,630	**(348,154)**	**10,476**

(1) Gross credit exposure is the carrying amount which best represents the Group's maximum exposure to credit risk, and for financial instruments - FVPL is reflected in the consolidated statement of financial position.

(2) Credit enhancements include collateral received and netting allowable under master netting agreements used to manage credit exposure.

Country and Sovereign Exposures

Country risk is the risk that events in, or affecting, a foreign country might adversely affect the MSI Group. "Events" can include changes to global trade policies, the implementation of tariffs or imposition of capital controls resulting from numerous risks such as tensions between the US and China. "Foreign country" means any country other than the UK. Sovereign risk, by contrast, is the risk that a government will be unwilling or unable to meet its debt obligations or will renege on the debt that it guarantees. Sovereign risk is a single-name risk for a sovereign government, its agencies and guaranteed entities.

Country risk exposure is measured in accordance with the MSI Group's internal risk management standards and includes obligations from sovereign governments, corporations, clearing houses and financial institutions. The MSI Group actively manages country risk exposure through a comprehensive risk

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management framework that combines credit and market fundamentals and allows the MSI Group to effectively identify, measure, monitor, report, challenge and escalate country risk.

The MSI Group's obligor credit evaluation process defines country of risk as the country that has the largest economic impact on the obligor and may be different from the obligor's country of jurisdiction. Examples where this applies may include corporations that are incorporated in one country but that derive the bulk of their revenue from another and mutual funds incorporated in one jurisdiction but with a concentration of investments in a different country.

The following table shows the Company's five largest non-UK net country exposures as at 31 December 2024.

Exposures to other Morgan Stanley Group undertakings have been excluded from this table.

Five Largest Non-UK Country Risk Total Net Exposures for the Company[5]:

in $ millions Country	Net inventory[1]	Net counterparty exposure[2]	Funded lending	Exposure before hedges	Hedges[3]	Total net exposure 2024[4]	Total net exposure 2023[4]
United States							
Sovereigns	128	10	—	138	(27)	111	(931)
Non-sovereigns	3,491	5,886	28	9,405	(4)	9,401	9,132
Total United States	**3,619**	**5,896**	**28**	**9,543**	**(31)**	**9,512**	**8,201**
France							
Sovereigns	982	—	—	982	(76)	906	646
Non-sovereigns	208	1,484	—	1,692	(27)	1,665	2,195
Total France	**1,190**	**1,484**	**—**	**2,674**	**(103)**	**2,571**	**2,841**
Republic Of Korea							
Sovereigns	1,480	120	—	1,600	(25)	1,575	518
Non-sovereigns	16	727	—	743	—	743	561
Total Republic Of Korea	**1,496**	**847**	**—**	**2,343**	**(25)**	**2,318**	**1,079**
Norway							
Sovereigns	(5)	1,663	—	1,658	—	1,658	868
Non-sovereigns	137	6	—	143	—	143	64
Total Norway	**132**	**1,669**	**—**	**1,801**	**—**	**1,801**	**932**
Italy							
Sovereigns	1,570	—	—	1,570	(29)	1,541	(611)
Non-Sovereigns	(45)	189	—	144	(146)	(2)	79
Total Italy	**1,525**	**189**	**—**	**1,714**	**(175)**	**1,539**	**(532)**

(1) Net inventory represents exposure to both long and short single name and index positions (i.e. bonds and equities at fair value and Credit Default Swap ("CDS") based on notional amount assuming zero recovery adjusted for any fair value receivable or payable). As a market maker, the Company transacts in these CDS positions to facilitate client trading.

(2) Current exposure of repurchase transactions, securities lending and derivatives taking into consideration legally enforceable master netting agreements and collateral as well as relevant valuation adjustments.

(3) Represents CDS hedges (purchased and sold) on net counterparty exposure and lending executed by trading desks responsible for hedging counterparty and lending credit risk exposures for the Company. Amounts are based on the CDS notional amount assuming zero recovery adjusted for any fair value receivable or payable.

(4) Total net exposure represents the sum of net inventory exposure, net counterparty exposure, funded lending and hedges.

(5) In addition, at 31 December 2024, the Company had exposure to these countries for overnight deposits with banks of approximately $579 million.

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Valuation Risk

Definition

Valuation risk represents the possibility that a valuation estimate of a position would differ from the amount observed in a close-out transaction due to uncertainty around the actual price that could be obtained.

Governance

Valuation Control ("VC") within Finance is responsible for the Group's valuation policies and procedures which ensure compliance with the relevant accounting standards and regulatory requirements. VC implements valuation control processes designed to validate the fair value of the Group's financial instruments measured at fair value including those derived from pricing models.

Measurement and Management of risk

There are three primary control processes that mitigate the risk of valuation errors:

- Model Certification Process: All models are certified before use, and at least annually thereafter. New models (and enhancements to existing models) are developed by Strategists within the Business Units, who affirm that they are appropriate for intended use. Senior Traders in the Business Units sign off that they have been involved in the development of the model and understand the model's assumptions and limitations. VC must approve the model by performing an independent review to ensure the valuation methodology and valuation outputs produced by the model are consistent with accounting standards. Model Risk Management ("MRM"), within Firm Risk Management, must approve the application of all models, being responsible for the independent oversight of model risks.

- Mark Review Process: VC performs a mark review process which covers the financial instruments inventory held at fair value by the Group. VC ensures that the valuation generated by the Business Units is in compliance with accounting standards. This is performed by reviewing the appropriateness of the prices or pricing inputs applied to valuation models using approved valuation methodologies and

external pricing data. Variances are reviewed against VC's tolerance framework; breaches are communicated to controllers for consideration as part of the general ledger close.

- Significant Transaction Analytical Review Process ("STAR"): As defined by the STAR policy, for all trades with significant gross day 1 profit and loss, VC reconfirms that the valuation methodologies are adequate and the modelling uncertainty is appropriately addressed. STAR reviews may be conducted before trade execution, post-execution, and at the point of early unwind of the trade, if it occurs. Reviews are documented, presented to, and approved by, relevant STAR Committees.

Leverage Risk

Definition

Risk of excessive leverage refers to the risk resulting from an institution's vulnerability due to leverage or contingent leverage that may require unintended corrective measures to its business plan, including distressed selling of assets which might result in losses or in valuation adjustments to its remaining assets.

Governance

The risk of excessive leverage is assessed and managed through the application and allocation of leverage ratio exposure limits of business unit and internal leverage ratio Early Warning Indicator ("EWI") levels. If internal limits are exceeded, cross-functional teams identify the key drivers of the elevated exposures and consider appropriate remediation actions. EWI levels are monitored daily to ensure that any increases above the internal thresholds are escalated to governance forums to allow for any appropriate management actions to be taken, i.e. Tier 1 capital increases and/or leverage exposure reductions, in a timely manner.

The leverage ratio exposures of MSI Group and the Group, (including business unit limit utilisation) are regularly calculated and reported to either the EMEA Asset and Liability Committee (**"**ALCO"), alongside other additional factors that are considered, such as maturity and funding profiles considering both assets and liabilities and asset encumbrance metrics. Additionally, weekly capital resource meetings occur between

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senior cross-functional stakeholders to monitor, analyse, and optimise resources including but not limited to leverage ratio exposure.

In addition to reporting of the leverage ratio, a quarterly risk identification assessment is in place to monitor both qualitative and quantitative leverage ratio exposure drivers, risks and quantify contingent leverage exposures to ensure compliance with internal and regulatory minimums in the event they were to crystallise. Output from this process is shared with the EMEA ALCO quarterly who are responsible for monitoring the Group's leverage ratio.

Moreover, robust capital planning ensures future leverage ratio requirements are considered. The capital planning focuses on, but is not limited to, forecasted business activity, planned mitigation, future regulatory changes, net income forecasts and required capital.

In addition to capital planning, the Large Transaction Approval process requires the leverage ratio exposure impact to be assessed prior to execution. Trades are approved based on, amongst others capacity and return metrics. Large transactions are defined as transactions that are anticipated to utilise capital resources in excess of defined thresholds. Thresholds relate to RWAs, leverage ratio exposure, liquidity, and funding. If a transaction exceeds the defined thresholds, management provides approval before the execution takes place. Approval is based on various criteria, such as capital resources, return on investment and refinancing costs carried out.

Liquidity Risk

Definition

Liquidity risk is the risk that the Group's financial condition or overall soundness is adversely affected by an inability or perceived inability to meet its financial obligations in a timely manner. Liquidity risk encompasses the associated funding risks triggered by stress events, which may cause unexpected changes in funding needs or an inability to raise new funding.

Governance

The Group manages the Liquidity Risk associated with its activities at both an overall group level and at a product level, including consideration of each significant legal entity. The Liquidity Risk Management policies and procedures establish the framework for the identification, measurement, monitoring, reporting, challenge and escalation of liquidity risk whilst ensuring transparency of material Liquidity and Funding Risks, compliance with established limits and escalating risk concentrations to appropriate senior management. To execute these responsibilities, the Group establishes and maintains limits and risk indicators in line with the Morgan Stanley Group's Liquidity and Funding Risk Appetite, identifies and analyses emerging Liquidity and Funding Risks to ensure such risks are appropriately mitigated, and monitors and reports risk exposures against metrics and limits. The Liquidity and Funding Risks identified by these processes are summarised and reported to senior management. The information in this Strategic Report is complemented by note 26 of the Financial Statements which contains additional information on stress testing and limits framework. For information regarding the management of Liquidity risk driven by climate risk, refer to the 'ESG Report - Climate and Environmental Risk Management' section.

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Measurement and Management of risk

In order to measure liquidity risk the Group uses a range of approaches (point-in-time, forward-looking and backward looking) at product and BU levels.

MSI Group maintains Liquidity Risk limits and risk indicators at various levels of the Group's governance structure to support links between the Group's overall Liquidity Risk Appetite and more granular risk-taking decisions and activities. These more granular limits and risk indicators on the various products also serve to promote risk reducing behaviour, ensure an appropriate liquidity and funding profile, and to assist senior management in the early identification of a stressed environment.

These scenarios contain various combinations of idiosyncratic and systemic stress events of different severity and duration. Quantitative information on the regulatory requirements for Liquidity Coverage Ratio ("LCR") and Net Stable Funding Ratio ("NSFR") is disclosed in the 'Performance Indicators' section.

The information in this Strategic Report is complemented by note 26.

Operational Risk

Definition

Operational risk is defined as the risk of loss, or of damage to the Group's reputation, resulting from inadequate or failed processes, people and systems, from human factors or from external events (e.g. fraud, theft, legal and compliance risks, cyber-attacks or damage to physical assets). Operational risk relates to the following risk event categories as defined by Basel Capital Standards: internal fraud; external fraud; employment practices and workplace safety; clients, products and business practices; business disruption and system failure; damage to physical assets; and execution, delivery and process management. This includes legal risk and the risks arising from ESG risks (e.g., climate risks), but excludes strategic risk.

Governance

The Group is exposed to operational risk across the full scope of its business activities. The Group has established an operational risk framework to identify, measure, monitor and control risk across the Group. This framework is consistent with the framework established by the Morgan Stanley Group and includes escalation to the Board and appropriate senior management personnel. Effective operational risk management is essential to reducing the impact of operational risk incidents and mitigating legal and reputational risks. The framework is continually evolving to reflect changes in the Group and to respond to the changing regulatory and business environment.

Measurement and Management of risk

The Group has implemented operational risk data and assessment systems to monitor and analyse internal and external operational risk events, to assess business environment and internal control factors and to perform scenario analysis. The collected data elements are incorporated in the operational risk capital model. The model encompasses both quantitative and qualitative elements. Internal loss data and scenario analysis results are direct inputs to the capital model, while external operational incidents, business environment and internal control factors are evaluated as part of the scenario analysis process.

In addition, the Group employs a variety of risk processes and mitigants to manage its operational risk exposures. These include a governance framework, a comprehensive risk management programme and insurance.

The breadth and variety of operational risks are such that the types of mitigating activities are wide ranging. Examples of such activities include enhancement of defences against cyber-attacks; use of legal agreements and contracts to transfer and/or limit operational risk exposures; due diligence; implementation of enhanced policies and procedures; exception management processing controls; and segregation of duties.

The information in this Strategic Report is complemented by note 26.4 which contains additional information regarding identification of Priority Non-Financial Risks ("NFRs") Pathways and End Risks; operational risk management; measurement and risk mitigation; business continuity management and disaster recovery; third-party risk management.

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Operational Resilience

The Morgan Stanley Group's critical processes and businesses could be disrupted by events including cyberattacks, failure or loss of access to technology and/or associated data, military conflicts, acts of terror, natural disasters, severe weather events and infectious disease. The Morgan Stanley Group maintains a firmwide resilience programme that is designed to provide for operational resilience and enable it to respond to and recover critical processes and supporting assets in the event of a disruption impacting our people, technology, facilities and third parties. The key elements of the Morgan Stanley Group's resilience programme include business continuity management, technology disaster recovery, third party resilience and key business service resilience. Resilience testing is performed both internally and with critical third parties to validate recovery capability in accordance with business requirements. The Company is subject to the operational resilience requirements of the FCA and the PRA. The UK regulatory requirements are incorporated within the broader firmwide resilience programme.

Climate and Environmental Risk

For information on the incorporation of climate and environmental risks into the Risk Management Framework, refer to the 'ESG Report' section.

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ESG Report

General Information

About This ESG Report

This ESG Report provides an annual overview of the Group's approach to and performance on ESG topics.

The Group's ESG Report includes disclosures required by the PRA Supervisory Statement 3/19 'Enhancing Banks' and Insurers' Approaches to Managing the Financial Risks From Climate Change' ("SS3/19"), the UK Streamlined Energy and Carbon Reporting Regulations ("SECR") and the Companies Act 2006, section 414CB.

The Group's approach to ESG is consistent with that of the Morgan Stanley Group. The Morgan Stanley Group is committed to transparent disclosure of information relating to ESG and the full list of available disclosures is in the Morgan Stanley Group's ESG Report. The Report's data, content and narrative are informed by the Sustainability Accounting Standards Board ("SASB") standards for Investment Banking, Asset Management and Commercial Banking and the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD"), both of which are now part of the International Sustainability Standards Board ("ISSB").

The Morgan Stanley Group's ESG Report is available at https://www.morganstanley.com/about-us/sustainability-reports-research.

As at publication date of this Group Management Report, the latest Morgan Stanley Group ESG Report is the 2023 Report. The 2024 Report will be available at this site when published.

Portfolio Managed Climate-related Disclosure

In the UK, FCA Policy Statement 21/24 'Enhancing Climate-related Disclosures by Asset Managers, Life Insurers and FCA-regulated Pension Providers' requires annual disclosures consistent with the recommendations of the TCFD at both entity level and product or portfolio level, covering portfolio management activities. The Company is in scope of these requirements as a result of its portfolio management activities in relation to certain funds of Morgan Stanley Investment Management ("MSIM"). The Company's activities in this regard will be included in MSIM's TCFD report ("Climate Report"), which will be published by end of June 2025 in the Sustainable Investing section of the Morgan Stanley website at https://www.morganstanley.com/im/publication/resources/msim_climate_report_en.pdf.

Sustainability Disclosure Requirements and Investment Labels

FCA Policy Statement 23/16 'Sustainability Disclosure Requirements ("SDR") and Investment Labels' has introduced from 31 May 2024 the Anti-Greenwashing Rule, clarifying requirements for the communication of sustainability characteristics of products and services. These requirements are consistent with the Group's pre-existing processes, and in order to confirm compliance with the requirements, the Group reviewed its Greenwashing Risk processes, and delivered refreshed anti-greenwashing training to relevant employees.

Evolving Regulatory Developments

On 28 November 2022, the European Commission adopted the Corporate Sustainability Reporting Directive ("CSRD") which replaces the existing reporting requirements of the Non-financial Reporting Directive ("NFRD"). The CSRD requirements apply to financial years commencing on or after 1 January 2024, subject to transposition into EU member state law. As a result of its debt issuances on EU regulated markets, the Company is subject to the Luxembourg Law on Transparency Requirements and will be subject to CSRD once transposed into Luxembourg law.

CSRD has not been transposed into Luxembourg law, therefore the Company is not subject to the CSRD requirements for the financial year ending 31 December 2024.

On 26 February 2025, the European Commission published the Omnibus Sustainability package which seeks to delay and limit sustainability reporting obligations to the largest companies and streamline

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disclosure requirements. The Company continues to monitor the proposals for impact on future sustainability reporting.

Approach to ESG

Business Model and Sustainability Matters

As set out in the 'Group and Company Overview' section, the principal activity of the Group is the provision of financial services to a global client base consisting of corporations, governments and financial institutions. Revenue generation from these activities is set out in the 'Overview of 2024 Financial Results' section.

The Morgan Stanley Group and the Group are committed to helping clients achieve their sustainability objectives, including the evolving considerations related to climate, by providing strategic advice, solutions and services. The Group takes an integrated approach to creating sustainable value for its clients, shareholders, communities, and employees. It does so by leveraging the expertise, networks and resources from the Morgan Stanley Group.

Sustainable Finance

Solutions and Services

As part of its focus on Sustainable Solutions and Services, the Morgan Stanley Group is responding to client demand with financial solutions and advisory services designed to help deliver both competitive financial returns as well as meet client sustainability preferences. For more information, refer to https://www.morganstanley.com/about-us/sustainable-solutions-services.

The Morgan Stanley Group is committed to mobilising $1 trillion in sustainable finance by 2030 which includes $750 billion to support low-carbon and green solutions. Progress toward this goal is guided by our Sustainable Finance Framework (the "Framework") and tracked at the global Morgan Stanley Group level. Since 2018, more than $820 billion in capital has been mobilised toward the $1 trillion goal, including over $640 billion in low-carbon and green solutions. The Framework is maintained by the Global Sustainability Office ("GSO"), which considers the United Nations Sustainable Development Goals ("UN SDGs") and industry frameworks and standards, such as the International Capital Markets Association's ("ICMA") Green and Social Bond Principles, when evaluating the Framework on an annual basis to help ensure alignment with evolving industry best practices. The Framework is further informed by input from contributing business units and relevant committees across the Morgan Stanley Group in order to remain aligned with the Morgan Stanley Group ESG priorities as well as changes in its business activities and products. In addition, the underlying data is subject to internal review and verification.

Business segments, units and programmes contributing to the target include the Institutional Securities Group, Investment Management, Wealth Management, Community Development Finance, and the Morgan Stanley Inclusive and Sustainable Ventures ("MSISV"). Eligible themes and products under the Framework are reported in the 2023 Morgan Stanley Group ESG Report. For the Company, the relevant contributing business segments, units and programmes include the Institutional Securities Group and the MSISV.

The Morgan Stanley Institute for Sustainable Investing

Established in 2013, the Morgan Stanley Institute for Sustainable Investing ("ISI") aims to accelerate sustainable finance by 1) driving innovation, 2) empowering investors with insights and 3) supporting the development of the next generation of sustainable investing leaders. The ISI is guided by an advisory board of prominent leaders from business, academia and non-governmental organisations. The ISI publishes regular thought leadership on sustainable finance trends and themes and also runs a number of initiatives including the Kellogg-Morgan Stanley Sustainable Investing Challenge, the Sustainable Investing Fellowship, the MSISV.

Morgan Stanley Inclusive and Sustainable Ventures

MSISV includes two in-house accelerator programmes – a Lab designed for startup founders and a Collaborative to support emerging non-profits. MSISV, announced in February 2025, builds on the success of the Inclusive Ventures Lab and the Sustainable Solutions Collaborative, integrating the two complementary accelerators. MSISV provides

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founders who may have experienced systemic barriers to accessing capital and/or have a focus on sustainability with access to capital and resources to scale innovative solutions globally.

The Lab is an intensive, five-month, in-house accelerator designed to help further develop and scale startups, culminating in a showcase presentation and Demo Day to the investor community. Through the Lab, the Morgan Stanley Group makes direct investments in early-stage, technology and technology enabled companies, and supports each founder's growth and development through a rigorous programme and a global ecosystem of internal and external partners. The Lab provides startups in the programme with much-needed access to investors - along with the tools, resources and connections to grow and thrive. The EMEA Lab has invested in 25 high-potential companies to date, 15 of which are based in the UK, that have raised approximately £19 million during and after the accelerator programme.

Morgan Stanley has also signed a Letter of Intent as part of the government-backed "Invest in Women Taskforce" initiative to support female entrepreneurship in the UK, aiming to invest between £10-25 million of capital to UK female founders through the Inclusive Ventures Lab or other existing investment pools to support UK female entrepreneurs over the next 5 years.

Overview of Stakeholder Engagement

To assist the Directors in discharging their duty under s172 Companies Act 2006, Directors undertake a number of stakeholder engagement activities to provide them with the information they need to understand the views and interests of stakeholders. This information helps Directors to have regard to stakeholders interests, and the likely long-term consequences, including to the reputation of the Company, when making decisions and setting strategy.

More information on stakeholder engagement activities and how they inform decision making are provided in the 'Stakeholder Engagement and s172(1) Statement' section of the Strategic Report.

ESG Governance

Board and Management's Roles and Responsibilities

An EMEA ESG governance framework is in place which establishes clear escalation and reporting channels from dedicated ESG working groups, to ESG specific committees, up to executive committees and then the Board. Prior to information on sustainability-related impacts, risks and opportunities being brought to the Board, it is subject to a review and challenge process.

A dedicated EMEA ESG Committee supports the Board in its oversight of the relevant sustainability matters. The EMEA ESG Committee is in place to support the Group in the continued consideration, governance and oversight of the incorporation of ESG impacts, risks and opportunities into strategy, business processes and risk management. In particular, the EMEA ESG Committee advises on the integration of ESG considerations into the regional business strategy, oversees the embedding of ESG risks into the risk and control framework and oversees the tracking, analysis and implementation of key regulatory requirements related to ESG. The EMEA ESG Committee reports on at least an annual basis to the Morgan Stanley Group ESG Committee.

At least annually, the EMEA ESG Committee will invite representatives from Human Capital Management ("HCM") and the EMEA Diversity Action Council to provide updates on regional diversity and inclusion matters to ensure the EMEA ESG Committee has transparency on how those activities impact on wider sustainability matters.

At a Company level, the Board has appointed the EMEA Chief Risk Officer ("CRO") as the Senior Manager responsible for managing the financial risks from climate change. The EMEA CRO Co-Chairs the EMEA ESG Committee and is a member of the MSI Board and the Board. The EMEA Chief Administrative Officer and the EMEA Chief Operating Officer are both members of the EMEA ESG Committee and members of the MSI Board and the Board.

The Board is briefed regularly on sustainability topics, including on related risks and opportunities. The Board is responsible for approving the risk appetite statement, risk tolerance statements and limits, regulatory

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public disclosures and for determining the EMEA strategy, in relation to the Company, which include sustainability-related considerations as applicable.

During 2024, the Board considered sustainability-related matters through regular Board reporting and focused updates. For example, the Board received reports from the heads of the EMEA businesses on the 2024 strategic and business priorities including in relation to sustainability products and supporting clients in their climate transition. The Board also received updates on the KPI to monitor alignment of lending exposure retained on MSI Group to align to Morgan Stanley Group's Net Zero target.

The Board considered and agreed performance priorities including in relation to Morgan Stanley's net zero strategy, Culture, Conduct, and Diversity and Inclusion and regularly considered performance against the priorities.

The Board received focused reports on the EMEA Culture Framework, the energy transition and related risks, new global decarbonisation targets, and the related opportunities and governance matters.

The MSI Risk Committee assists and provides guidance to the Board on its oversight of the management of financial and non-financial risks including ESG risks. Climate transition risk is incorporated into the MSI Group Risk Appetite and Limits Framework via a specific Climate Stress Loss Limit, that was set by the MSI Group Board. On a quarterly basis, the MSI Risk Committee reviews the utilisation of the Climate Stress Loss Limit and the credit risk limits that are established for industries highly exposed to climate risk. Refer to the section 'Climate and Environmental Risk Management - Risk Appetite and Limit Framework' for further details. The MSI Risk Committee also reviewed and recommended to the Board, the MSI Group and the Company's respective Risk Appetite Statements which include climate change as a driver of existing risks.

The MSI Audit Committee assists and provides guidance to the Board in monitoring financial reporting, internal controls and legal and regulatory compliance, including in relation to sustainability-related matters. The MSI Audit Committee received regular updates on ESG disclosures, in relation to the Company's Financial Statements, to support the MSI Audit Committee's review and recommendation to the Board.

The MSI Nomination and Governance Committee ("NomCo") assists and provides guidance to the Board on succession planning, the recruitment of board members and considers climate- and environmental-related skills in its annual assessment of the Board.

Environmental Information

Climate and Environmental Strategy

Morgan Stanley recognises that climate change is a complex issue, and considers climate change in its business, operational and risk management activities. The Group's strategy is to support the Morgan Stanley Group in achieving the overall goal of net-zero financed emissions across its global business by 2050. It will contribute to each component of a four-part climate strategy:

• Transition to a low-carbon economy – goal to reach net-zero financed emissions by 2050 and to mobilise $750 billion to support low-carbon and green solutions by 2030 (see 'General Information - Sustainable Finance' section);

• Climate risk – Morgan Stanley Group Firm Risk Management ("FRM"), in partnership with other areas of Morgan Stanley, focuses on identifying, measuring, managing and monitoring climate-related financial risks. (see 'Environmental Information - Climate and Environmental Risk Management' section);

• Operations – Morgan Stanley achieved carbon neutrality across its global operations in 2022 and maintained it in 2023[1];

• Transparency – Climate-related disclosures are published in Morgan Stanley's annual ESG

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[1] For further information on how carbon neutrality has been achieved, refer to page 47 of the 2023 Morgan Stanley Group ESG Report. Morgan Stanley Group's 2024 carbon neutrality status will be addressed in the 2024 Morgan Stanley Group ESG Report.

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Report (see 'General Information - About This ESG Report' section).

The Morgan Stanley Group aims to realise its climate ambitions and contribute to real-economy decarbonisation by supporting clients in achieving their own climate-related objectives. Its approach to making progress towards its net-zero goal is described in the Morgan Stanley Group ESG Report and focuses on 1) mobilising capital toward low-carbon solutions, 2) striving toward net-zero targets, and 3) maintaining carbon neutrality.

To demonstrate progress toward its net-zero by 2050 target, the Morgan Stanley Group set interim 2030 financed emissions lending intensity ("FELI") targets in November 2021 for the three most emissions-intensive sectors: Auto Manufacturing, Energy, and Power. Progress against these targets is reported in the Morgan Stanley Group ESG Report. In October 2024, these targets were updated to refresh the existing sector-specific targets for Power, Energy and Auto Manufacturing and set new targets for the Aviation, Chemicals and Mining sectors. These targets cover corporate relationship lending exposure. More information can be found in the Net Zero Methodology: https://www.morganstanley.com/content/dam/msdotcom/en/assets/pdfs/MS_2024_Net-Zero_Methodology_Report_10.pdf.

The MSI Group maintains a KPI to monitor alignment of lending exposure retained on MSI Group to Morgan Stanley Group's Net Zero target and global targets in the six sectors. In 2024, the KPI was updated to reflect the updates to the Morgan Stanley Group targets explained above. Accountability for this KPI sits with the MSI Board. No targets have been set at the legal entity level.

The Morgan Stanley Group Climate Strategy Assessment Framework ("CSAF") provides a data-driven assessment of clients' climate strategies, to help the Group better engage with its clients and inform business decisions. The CSAF will help the Morgan Stanley Group to assess company targets, climate governance, plans and actions taken toward meeting targets, and greenhouse gas ("GHG") emissions performance. The CSAF has been further embedded into business activities and risk management processes as set out in the Morgan Stanley Group ESG Report.

Resilience of Strategy and Business Model to Climate Change

In 2022, the Group conducted a qualitative assessment of the potential business outcomes of four long-term scenarios that considered both transition and physical risk. In 2024, this qualitative assessment was refreshed for two of the scenarios. A quantitative assessment was also conducted by FRM, refer to the 'Environmental Information - Climate and Environmental Risk Management' section for further details.

The impact on business activities was broadly assessed to be limited in most circumstances given the agility of the Group's business model to adapt to evolving market conditions. Insights were included as an input into business strategy and planning. For further detail on the Morgan Stanley Group's approach to scenario analysis, refer to the 2023 Morgan Stanley Group ESG Report.

To estimate the impact of climate risk on strategic risk, the impact on the Group's revenues as a result of adverse client impacts in the short-term transition carbon repricing scenario were modelled. This analysis concluded that strategic risk under this scenario is non-material for the Group.

Operational Resilience

The Group's critical processes and businesses could be disrupted by multiple events, including natural disasters and severe weather events. See note 26.4.7 'Non-Financial Risks - Business Continuity Management and Disaster Recovery' for information on the Morgan Stanley Group's Firm Resilience programme that is designed to provide for operational resilience.

Climate and Environmental Risk Management

MSI Group's risk management framework, processes and policies cover climate and environmental risks.

Climate and environmental risks include negative potential impacts to biodiversity, pollution of land, water or air, climate change, deforestation and forest degradation, and other negative impacts on the environment as a result of human activities. Within climate and

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environmental risks, the risks arising from climate change are a particular area of focus.

MSI Group considers climate and environmental risks through two main categories: transition risks and physical risks.

• **Transition Risks:** Transitioning to a low-carbon and more environmentally sustainable economy will entail extensive regulatory, policy, legal, technology and market initiatives as society adapts to climate change, mitigates its causes and promotes a more sustainable environment. Depending on the nature, speed and focus of these changes, transition risks may pose varying types and levels of financial and reputational risk to businesses and other organisations.

• **Physical Risks:** These risks include both acute physical events such as flooding, and chronic physical risks related to longer-term shifts in climate patterns such as more frequent and prolonged drought and progressive shifts like biodiversity loss, land use change, habitat destruction and resource scarcity. Financial implications for organisations can range from direct damage to assets to indirect impacts from supply chain disruption, driven by factors such as changes in water availability, food security and agricultural productivity. Extreme temperature changes may affect an organisation's physical locations, operations, supply chain, transport needs and employee safety.

MSI Group may also be exposed to litigation risk or reputational risk losses arising from compliance risks related to increasing and evolving ESG-focused regulation.

Managing Climate and Environmental Risks

The Central Climate Risk team within FRM is responsible for working with stakeholders in Risk and across the Morgan Stanley Group to identify, monitor, mitigate and report on the climate-related financial risks it may face. This includes partnering with MSI Group stakeholders to manage and embed climate and environmental risks in the risk management framework including regional regulatory requirements and with consideration of the MSI Group's portfolio.

Climate and environmental risks are incorporated into the EMEA and MSI Group risk management framework. The framework also applies to the Company as a legal entity of the Group. The framework continues to be enhanced to meet requirements set out in new and evolving regulations.

Risk Identification and Materiality Assessment

As part of its risk identification and materiality assessment process, MSI Group conducts a granular risk assessment of short-term climate and environmental risks across risk types.

The risk inventory captures climate and environmental risks as drivers of existing risks. Risk events assessed for their impact on credit, market, liquidity, and operational risks include:

- Transition risk driven by climate policy (carbon repricing and accelerated green technology) and other environmental policies (reduction of pollution)

- Physical risk driven by climate events (extreme temperature, wildfire, drought, riverine flood, coastal flood, and storms) and other environmental events (biodiversity loss, water stress and marine resources)

In addition, the Group assessed ESG scenarios for litigation and reputational risks (see the 'Scenario Analysis and Stress Testing' section).

A quantitative assessment is performed on a quarterly basis across risk types to determine the materiality of the impact of short-term ESG risks. A risk is considered material if the estimated stress loss or liquidity outflow is above the existing risk identification materiality threshold.

MSI Group also performed a medium- and long-term assessment of climate risks based on 5 year and 30 year losses from long-term scenarios.

Materiality Assessment in the Short-Term

In 2024, climate transition was assessed as a material credit risk for MSI Group and the Group. Climate physical risks were assessed as non-material for credit risk. Operational risk (business disruption, litigation risk and reputational risk), market risk and liquidity risk were assessed as non-material given

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estimated losses fell below respective materiality thresholds. Other environmental risks are assessed as non-material across risk types.

Credit climate transition risk was assessed as the only material risk in the MSI Group, in line with 2023 results, and the Company portfolio.

Material identified risks inform risk measurement, monitoring, management, and the scenarios that support the internal capital adequacy assessment process ("ICAAP"). In addition, material risks guide the risk appetite.

Materiality Assessment in the Medium- and Long-Term

The medium- and long-term assessments for credit and market risk consider results of the Net Zero by 2050 scenario and the Fragmented World scenario. In 2024, this materiality assessment concluded that transition risk is material for credit risk in the long-term for MSI Group.

Risk Appetite and Limit Framework

A MSI Group and Company Board-level Climate Stress Loss Limit ("CSLL") is set across credit and market risks.

The CSLL is integrated into the MSI Group's and the Company's Risk Appetite Statement, which is approved by the MSI Board on an annual basis.

In addition to the CSLL, climate risk is incorporated into the credit risk management framework through industry sector limits as well as country and obligor ratings.

- *Climate Stress Loss Limit:* The MSI Board expresses risk appetite via the CSLL. To monitor potential credit and market risk losses against this limit, MSI Group runs a short-term transition risk carbon repricing scenario (refer to 'Scenario Analysis and Stress Testing' section). This scenario is run monthly and the results are reported quarterly to the Risk Committee of the MSI Board.

- *Industry Sector Limits*: Credit risk limits are established for industries that are highly exposed to climate risk. This process includes a portfolio segmentation of industries into groups with common climate risk profiles.

These limits enable the MSI Group and the Company to monitor and manage credit risk arising from climate change.

- *Country Ratings:* ESG considerations are incorporated into the internal sovereign credit rating assessment. The sovereign rating is an important input in determining country limits, therefore ESG considerations influence risk appetite at the country level.

- *Obligor Ratings*: Climate risk is being incorporated into the rating assessment for corporates. The corporate rating is an important input in determining single name limits, therefore climate risk will influence risk appetite at the single name level.

Scenario Analysis and Stress Testing

Scenario analysis is central to MSI Group's climate risk management framework and is used to identify and measure potential financial vulnerabilities from climate-related risks.

Both transition and physical risks can materialise over different time horizons. For example, extreme flooding events present near-term physical risks to vulnerable regions and populations, while certain climate policy measures, particularly those implemented over several years, present longer-term challenges as economies adjust to increased costs and market or technological changes stemming from new policies.

Therefore, scenarios may be developed to assess potential losses or financial impact over the short-, medium- or long-term. Morgan Stanley defines these time horizons as set out below.

Short-term: 0 - < 1 year

Medium-term: 1 - < 5 years

Long-term: > 5 years

MSI Group has implemented short-, medium- and long-term scenarios to assess the impact of climate risks. Short-term scenarios are considered in the capital planning process and prioritised to manage financial risk due to the short maturity of the business activities. Medium- and long-term scenarios are used to

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assess materiality and inform the business strategy.

Please refer to the table below that covers the ESG scenarios implemented by the MSI Group.

ESG Scenarios Implemented by MSI Group

Scenario	Risk Types	Narrative & Assumptions
Carbon Repricing: Transition Risk Short-term (1 year) Internal scenario	• Credit Risk - Lending and Counterparty • Market Risk	• Global effort to curb emissions leads to the implementation of climate policies • Sudden and sustained rise in carbon prices across countries
Net Zero by 2050: Transition Risk Medium- and Long-term (5 and 30 year) Based on NGFS[1], aligned to 1.5C	• Credit Risk - Lending and Counterparty • Market Risk	• Global ambitious plan to reach net zero by 2050 in an orderly fashion
Fragmented World: Transition and Physical Risk Medium- and Long-term (5 and 30 year) Based on NGFS[1]	• Credit Risk - Lending and Counterparty • Market Risk	• Governments suddenly enact global carbon policies in 2030; policies vary among nations • Net zero is not achieved, leading to extreme weather events and increased physical risk
Continental Europe Flooding / UK Flooding: Physical Risk Short-term (1 year) Internal scenario	• Credit Risk - Lending and Counterparty • Market Risk • Operational Risk	• Heavy flooding across Continental Europe/ the UK
Climate Physical Events Impacting MS Operations: Physical Risk: Short-term (1 year) Range of scenarios specific to Physical events impacting operations in each of our geographic locations	• Operational Risk	• Heavy flooding across London impacting transport links • Severe flooding across Mumbai resulting in infrastructure damage and power outage • Severe Heatwave impacting India
ESG Litigation Scenarios Litigation Risk Medium-term (2 years) Range of ESG scenarios such as Greenwashing, Product Mis-selling and Reporting Errors	• Operational Risk	• Misstatements in ESG disclosures • Misstatement of ESG objectives linked to a product

1. Network for Greening the Financial System ("NGFS") is a group of Central Banks and Supervisors willing, on a voluntary basis, to share best practices and contribute to the development of environment and climate risk management in the financial sector.

Climate Metrics and Targets

Morgan Stanley Group has set 2030 interim financed emissions targets in relation to certain emissions-intensive sectors. No targets have been set at the legal entity level. For further information, refer to 'Environmental Information - Climate and Environmental Strategy.'

Streamlined Energy and Carbon Reporting ("SECR")

Organisational Boundary

The organisational boundary is defined as all entities and operations owned by the Group and other sites, assets or undertakings under the Group's financial control and additionally emissions related to energy consumed from activities for which the Group is responsible,

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as required by SECR. The Group is also responsible for energy consumed associated with its usage of UK properties leased by other Morgan Stanley Group undertakings.

For the purposes of SECR reporting, emissions are limited to UK emissions.

Operational Boundary

a. Scope 1 emissions

Scope 1 emissions are direct emissions from the combustion of fuel from sources inside the organisational boundary and include the following:

Source	Boundary Description
Combustion of natural gas and diesel fuel	UK properties and data centres utilised by the Group as part of its activities

b. Scope 2 emissions

Scope 2 emissions are indirect emissions from the generation of acquired and consumed electricity, and where it occurs, steam, heat, or chilled water occurring at sources outside of the organisational boundary as a consequence of activities from sources inside the organisational boundary, and include the following:

Source	Boundary Description
Purchased electricity	UK properties and data centres utilised by the Group as part of its activities

c. Scope 3 emissions

Scope 3 emissions are indirect emissions from the consumption of energy from sources outside the organisational boundary as a consequence of activities of the Group. As required by SECR, the Group reports emissions from the consumption of fuel directly purchased for the purposes of transport. In addition, the Group voluntarily discloses emissions from commercial air and ground transportation.

Source	Boundary Description
Employee expensed car mileage	Automobile travel (including employee-owned and rental cars)
Commercial air and ground transportation	Air, rail and bus travel

Basis of Preparation

The Group presents its emissions under the SECR approach as informed by the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard (Revised Edition) ("GHGP"), accounting for emissions for which it is responsible as a result of its activities, including emissions related to its use of properties or other assets which are not directly held by the Group.

In line with the Morgan Stanley Group's organisational structure, properties are primarily leased by service entity subsidiaries of the Morgan Stanley Group. The service entities recharge property and travel costs to the Group reflecting its usage. Total scope 1 and scope 2 emissions reported relate to the Group's usage of UK properties only. Scope 3 emissions relate to the Group's share of UK employee business travel only. This disclosure is a subset of the emissions reported in the financial statements of Morgan Stanley's UK service entities - Morgan Stanley UK Limited and Morgan Stanley UK Group, both of which are subsidiaries of the MSI Group.

The Group calculates emissions using factors from the US Environmental Protection Agency (2024) for Scope 1. The Group has chosen to report both location-based and market-based emissions for Scope 2. The Scope 2 location-based emissions reflect the average emissions of the grid where the energy consumption occurs using emission factors from the Department for Environment, Food & Rural Affairs ("DEFRA") (2024). The Scope 2 market-based calculation uses supplier specific emission factors and residual mix factors (in order of preference), to align with the GHGP's hierarchy of Scope 2 instruments. Where available, the Group also makes use of renewable energy guarantee of origin certificates to reduce its Scope 2 market-based emissions.

For data centres, Scope 2 emissions and associated electricity to operate information technology hardware are calculated using a data centre facility power usage effectiveness ratio.

The intensity ratio is calculated using square metre ("SQM") of UK real estate. This is considered most appropriate as the service entity subsidiaries of the Morgan Stanley

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Group recharge property costs to the Group using SQM reflecting its usage.

The table below represents the Group's share of the UK's carbon emissions for the years ended 31 December 2024 and 31 December 2023:

	2024		2023	
Energy consumption used to calculate emissions in kWh*	53,370,509		54,190,287	
	CO2e Tonnes**		**CO2e Tonnes****	
	Location based	**Market based**	**Location based**	**Market based**
Emission source				
Scope 1 – Combustion of fuel and operation of facilities	369	369	482	482
Scope 2 – Electricity, heat, steam and cooling purchased for own use	10,630	—	10,714	10,313
Total scope 1 and scope 2	10,999	369	11,196	10,795
Scope 3 – Commercial air and ground transportation	7,211	7,211	7,101	7,101
Scope 3 – Employee expensed car mileage	12	12	16	16
Total emissions	18,222	7,592	18,313	17,912
Intensity ratio (tCO2e/SQM)***	0.1648	0.0055	0.1474	0.1421

* Energy consumption includes the SECR mandatory activities captured in Scope 1, 2 and Scope 3 - Employee expensed car mileage only

** Tonnes of carbon dioxide equivalent

*** Tonnes of CO2e per square metre of UK real estate (Scope 1 and 2 emissions only)

Scope 1 emissions decreased by 23% due to reduced generator usage at data centres compared to the prior year. Scope 2 market-based emissions decreased by 100% due to application of zero-carbon supplier specific emissions factors where available and application of renewable energy guarantee of origin certificates in 2024.

Energy Efficiency Opportunities in Operations

Energy efficiency opportunities in operations are represented through UK initiatives such as a quarterly assessment of equipment run-times and operational requirements, to maintain consistent performance.

Climate Risk Metrics

The section 'Environmental Information - Risk Appetite and Limit Framework' describes the limits established to manage climate risk in MSI Group and the Company and the exposures that are monitored against those limits.

Climate Stress Loss Limit: MSI Group and the Company remained within their portfolio CSLL throughout 2024.

Exposure to climate risk: Credit exposure to industries with high climate transition or physical risk comprises of 2% and 3% of the Company's aggregate risk net current exposure, respectively. Climate risk concentration metrics are calculated based on deposits with central and agent banks, repurchase transactions, securities lending, derivatives and corporate loan commitments after taking into consideration legally enforceable master netting agreements, collateral and credit risk mitigants. Trading activities and other receivables are excluded.

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Credit Exposures to High Climate Risk Industries

	2024	
	Exposure in $ millions	% of Exposure
Group total net exposure	39,148	
of which transition risk	862	2 %
of which physical risk	1,212	3%
	2023	
	Exposure in $ millions	% of Exposure
Group total net exposure	37,545	
of which transition risk	736	2 %
of which physical risk	1,000	3 %

Note: The table above includes the credit exposure to sectors highly vulnerable to climate transition and climate physical risks. The vulnerability of obligors is assessed based on a segmentation approach which differentiates between low, medium, high and very high (high and very high are presented in the table). The segments are sub-industries with consistent climate risk profile. The assessment considers expert credit assessment, greenhouse gas emission data and external physical risk scores.

IFRS 9 Expected Credit Loss ("ECL")

Corporate credit ratings include a climate risk adjustment, which assesses the impact of climate risk on the obligor's creditworthiness. Climate risk is therefore reflected in the obligor's probability of default ("PD"), which is used to calculate the ECL in the IFRS 9 process.

As at 31 December 2024, climate risk does not have an impact on the ECL charge since there are no corporate loans in the Company's portfolio. The ECL charge is driven by intercompany exposures (see Note 26 Risk Management - Credit Risk).

Social Information

Workforce Strategy

The Group's workforce strategy is built on the core values of the Morgan Stanley Group - Put Clients First, Do the Right Thing, Lead with Exceptional Ideas, Commit to Diversity & Inclusion, and Give Back.

Leadership, including from the Board, sets the tone for the Group, and the executive team drives a culture that is central to how the Group serves clients, advances and develops the workforce, and supports the communities around it. Maintaining a first-class workforce is paramount to the Group's ability to support its clients. The Group strives to be inclusive across backgrounds, identities, and perspectives, and to ensure all employees feel a sincere sense of belonging.

The results of the most recent biennial employee engagement survey demonstrate the strength of the Group commitment to its culture and employees, with 92% of EMEA employees being proud to work at Morgan Stanley.

Building Our Workforce

The Group's recruitment efforts are marked by a commitment to attract top talent across a variety of disciplines.

With a global presence and a reputation for excellence in the financial services industry, the Group employs a multifaceted approach to recruitment, utilising campus outreach programmes, job fairs, internships and digital platforms to identify and cultivate prospective candidates. Individuals from all backgrounds and perspectives contribute to a diverse and dynamic work environment. Through rigorous selection processes and comprehensive training programmes, the Group aims to build a workforce equipped to tackle the challenges of the ever-evolving financial landscape.

Consequently, recruiting efforts reflect the Group's desire to attract and retain the best and brightest from all talent pools. The Group wants to be the first choice for prospective employees.

Investing In Our Workforce

Compensation practices

The Group is committed to responsible and effective compensation programmes. Compensation philosophy is fundamental to the Group's goals of attracting, retaining and motivating its workforce in a competitive market. The compensation philosophy provides the guiding principles that drive compensation-related decisions:

- Deliver pay for performance;

- Align compensation with shareholders' interests;

- Mitigate excessive risk-taking; and

- Attract and retain top talent.

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Benefits and Wellbeing

The Group offers employees access to a wide array of resources to support their personal and professional wellbeing. From comprehensive benefits to employee networks, the Group prioritises the needs of its people to ensure they thrive.

The Group's comprehensive benefits support the physical, mental and financial wellbeing of the Group's employees and their families, and provide the Group with a competitive advantage in attracting and retaining top talent from all backgrounds. A three-prong approach to employee wellbeing is taken:

- Awareness - educating employees on health and wellbeing matters and engaging them to take charge of their health and wellbeing;

- Prevention - a focus on mitigating health risk and promoting healthy lifestyles; and

- Access - providing best-in-class resources for employees.

The Morgan Stanley Group Global Wellbeing Board, composed of senior leaders globally, continues to help shape wellbeing strategy, contributing sponsorship, oversight and accountability. Regional Wellbeing Boards have also been established to ensure a local lens. A network of over 500 global Wellbeing Influencers amplify programming and connect colleagues with Morgan Stanley resources.

Developing Our Workforce

Promoting Training and Skills Development

Morgan Stanley provides employees with a robust suite of resources to succeed in their chosen career paths. From development and mobility opportunities to a modern performance management practice, the Morgan Stanley Group encourages employees to pursue excellence and drive their own growth. In addition to an enhanced performance evaluation process, leadership programmes and manager trainings, the Morgan Stanley Group offers specialised programmes for enrichment, internal and external educational resources, and development courses to learn and hone skills.

A Focus on Workforce Diversity

The Group continues to deliver against a comprehensive diversity and inclusion strategy focused on the workforce, societal issues, and the marketplace.

- Workforce - Continue to develop and invest in internal diversity and inclusion efforts to enable the Group to become a leader in attracting, developing, and retaining diverse talent, and to create a culture of inclusion;

- Society - Support underserved communities through employee engagement that addresses inequities in education, careers, economic prosperity and health, and also helps communities continue to grow and thrive; and

- Marketplace - Invest to advance economic outcomes in underserved communities through products, services, business practices, spending and thought leadership.

An inclusive workplace is critical to the Group's continued success and the ability to serve its clients. Diverse perspectives from all backgrounds help to drive innovation, and foster a sense of belonging where all employees feel empowered to contribute. Supporting the rich heritage and diverse perspectives that colleagues bring to their work every day is integral to the Group's culture.

The EMEA Diversity Action Council acts as a catalyst to drive forward the EMEA diversity strategy. Accountability is underscored by at least annual updates to the EMEA ESG Committee, and regular discussion with senior management.

The Group continues to work in alignment with the UK Women in Finance Charter and UK Race at Work Charter towards increasing gender and ethnic representation at all levels, with a mission to increase the diversity within senior leadership. Progress is measured against representation objectives: increase senior management representation for women to 35%, UK ethnically diverse officers to 30%, and UK Black officers by 40%.

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Progress has been made to narrow the UK gender pay gap since 2017, the first year metrics were reported. This has been accomplished through recruiting efforts as well as a critical focus on the retention and development of the senior female talent pipeline with robust talent development offerings and a suite of family-friendly benefits. Gender pay gap is a measure of the average pay difference between women and men across an organisation regardless of role or level. This is different from gender pay equity, which measures whether women and men are paid equally for the same or similar roles, or for work of equal value.

The Board has a Board Diversity policy in place which is reviewed annually and includes a target of at least 40% female representation on the Board by 2025. As at 31 December 2024, 50% of the Board was female. The policy also includes a target of a minimum of one Board director from an ethnic minority background, which the Board currently meets. The targets set out in the policy are in line with industry targets for diversity and inclusion.

Further information on the progress made towards the UK Women in Finance Charter can be found at https://www.morganstanley.com/about-us/diversity/uk-women-in-finance-charter.

Supporting Our Communities

The Group is committed to giving back to the communities in which it operates through working in partnership with charitable organisations and engaging its employees to support a range of philanthropic programmes. The scope of these philanthropic initiatives includes:

Volunteering

In 2024, as part of Morgan Stanley's annual Global Volunteer Month, 90% of employees in EMEA dedicated approximately 60,000 volunteer hours to support local community organisations where they live and work.

In Budapest, Frankfurt, Glasgow and London, 178 employees gave over 9,000 hours providing pro bono advice to over 27 charities as part of Strategy Challenge, Skills Connectors, Make a Difference and Technology Change Makers programmes. In addition, 385 employees in London, Glasgow and Budapest spent over 1,500 hours volunteering in schools as part of Technology education and Science, Technology, Engineering, and Mathematics ("STEM") programmes, reaching over 15,000 children across EMEA.

Giving

In 2024, the Morgan Stanley International Foundation increased its level of giving to a broader number of charities who will be supported for a longer period of up to five years, aiming to positively impact the health and education outcomes of 500,000 children and young people.

Compared to the previous 5 years, the new programme will see a 50% uplift in funding to charities totalling £15 million, aiming to reach 345,000 more children and double the number of charity partners supported.

In the first year of this five-year commitment, through donations from employees and funding from the Morgan Stanley International Foundation, over £3 million was provided to ten partner charities in London, Budapest, Glasgow, Frankfurt and Paris.

Community Impact

Over the past few years, the pandemic and continuing cost of living crisis has deeply affected the life outcomes of children in local communities. To respond to this increasing need, the Morgan Stanley International Foundation has partnered with ten charities across EMEA to identify innovative ways to create better impact and build longer term sustainable change, supporting healthy starts and solid educations for the children in these communities.

The charities are Alliance pour l'education – United Way, Bagasz, Csadolampa, Kinderschutzbund, Die Arche, PEEK, Place2Be, Restos du Coeur, Save the Children UK and The Felix Project.

In 2024, Morgan Stanley's support across the partnerships positively impacted children and young people by addressing societal issues, including food insecurity, poverty alleviation, social mobility, physical and mental health support, and equal access to education.

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Governance Information

Environmental and Social Risk Management

Morgan Stanley takes a Group-wide approach to the management of environmental and social risks that could impact the Morgan Stanley Group's reputation, which is set out in its Environmental and Social Policy Statement ("ESPS") and related policies and procedures where applicable. Due diligence and risk management processes are designed to identify, assess and address, as appropriate, potentially significant environmental and social issues that may impact the Morgan Stanley Group, clients and other stakeholders. As outlined in the ESPS, the Morgan Stanley Group has tailored approaches to certain sectors and cross-sector environmental and social issues.

Morgan Stanley's Environmental and Social Risk Management Group ("ESRM") provides internal subject matter expertise on environmental and social risks and manages development and implementation of the Morgan Stanley Group's ESPS and related policies and procedures. ESRM also conducts diligence on relevant transactions, engages with stakeholders and monitors emerging risks and developments in partnership with the business units, Global Sustainability Office and other relevant control functions.

Transactions that carry potential franchise risk associated with environmental and social issues may be escalated to the Group's Global Franchise Committee, or Regional Franchise Committees such as the EMEA Franchise Committee, as well as business unit senior management. The ESPS is reviewed annually and updated as necessary to reflect strategy and key developments. For further detail, refer to Morgan Stanley's Environmental and Social Policy Statement which can be found at https://www.morganstanley.com/content/dam/msdotcom/en/about-us-governance/pdf/Environmental_and_Social_Policy_Statement.pdf.

Human Rights in the Supply Chain

The Morgan Stanley Group is committed to being a responsible corporate citizen and fulfilling the important role business can play in protecting and advancing global standards for human rights including equal opportunity, the freedom to associate and bargain collectively, and the elimination of modern slavery, human trafficking and harmful or exploitative forms of child labour. Human rights considerations are incorporated into the transaction due diligence process, engagement with companies, supplier expectations, and own operations. Morgan Stanley Group is committed to complying with the laws and regulations of the countries in which it operates while simultaneously conducting business and encouraging the promotion of human rights through its policies, standards, and practices. Its approach is guided by leading frameworks, including the Universal Declaration of Human Rights, adopted by the UN General Assembly and the UN Guiding Principles on Business and Human Rights.

Morgan Stanley Group's Supplier Code of Conduct outlines expectations with regard to human rights, employment and non-discrimination practices, health and safety, diversity and inclusion, and data protection, and is included in supplier agreements. As outlined in the Supplier Code of Conduct, suppliers must conduct their operations in full compliance with applicable laws including, but not limited to, those associated with child labour, human trafficking, Modern Slavery, forced or compulsory labour, working hours and compensation, freedom of association, collective bargaining and a harassment-free work environment. Morgan Stanley expects suppliers to adhere to ethical business practices, including environmental and social standards set by the Morgan Stanley Group.

In an effort to foster a culture of responsibility and transparency throughout its supply chain, Morgan Stanley will require certain suppliers to participate in an ESG due diligence exercise. As part of Morgan Stanley's ESG due diligence programme, suppliers will be expected to provide information regarding: 1) their sustainability practices; 2) labour conditions; and 3) overall corporate governance. The foregoing shall be expected during a competitive bid process, the supplier risk review, or periodically throughout the lifecycle of the contract.

Each year, the Morgan Stanley Group publishes its Modern Slavery and Human Trafficking Statement in accordance with

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Section 54 of the UK Modern Slavery Act 2015 that outlines the steps taken by Morgan Stanley during the preceding financial year to address the risk of modern slavery in its own operations and supply chain, as well as future plans in that regard. The Modern Slavery and Human Trafficking Statement is incorporated in the contractual supplier agreements. If the Group identifies a modern slavery issue with a supplier, it may take various steps to remediate the issue, including: working with the supplier to change its practices; terminating the agreement with the supplier; or working with the affected parties to address the issue or provide other forms of support.

For further detail, refer to the Human Rights Statement, Modern Slavery and Human Trafficking Statement, Environmental and Social Policy Statement, and Supplier Code of Conduct, which can be found at http://www.morganstanley.com/about-us-governance.

Prevention and Detection of Corruption and Bribery

The Group, principally through Morgan Stanley Group's Legal and Compliance Division, has established and implemented policies, procedures, and internal controls reasonably designed to comply with applicable anti-corruption laws and regulations in the jurisdictions in which it operates.

The Morgan Stanley Group's Global Anti-Corruption Policy, which is updated annually by the Morgan Stanley Group's Legal and Compliance Division and approved by the Morgan Stanley Audit Committee, addresses corruption risks and prohibits offering, promising, giving or authorising others to give anything of value, either directly or indirectly, to any party, to improperly obtain or retain business or gain an improper business advantage. It also prohibits receiving, or agreeing to receive, anything of value that results or may result in the improper performance of employees' duties at Morgan Stanley. These values are embedded within the Morgan Stanley Group's Code of Conduct, to which employees must attest their understanding of, and adherence to, on an annual basis. For details, refer to: https://www.morganstanley.com/about-us-governance/code-of-conduct.

An annual risk assessment is performed to consider key areas of potential corruption risk. Anti-corruption training is provided to all staff globally on an annual basis and targeted training is additionally conducted as necessary. In 2024, all eligible Group employees have completed corresponding annual training on financial crimes risk.

Morgan Stanley Group maintains whistleblowing policies and procedures to ensure that individuals can confidentially report concerns when these arise. Management information regarding the anti-corruption programme is reported to appropriate senior management personnel through Legal and Compliance Division governance frameworks.

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STRATEGIC REPORT

Stakeholder Engagement and Section 172(1) Statement

Directors of the Company are required to act in a way that they consider, in good faith, to be most likely to promote the success of the Company for the benefit of its members as a whole, and in so doing have regard, among other matters, to:

- the likely consequences of any decision in the long term;

- the interests of the Company's employees;

- the need to foster the Company's business relationships with suppliers, customers and others;

- the impact of the Company's operations on the community and the environment;

- the desirability of the Company maintaining a reputation for high standards of business conduct; and

- the need to act fairly as between members of the Company.

To assist them in discharging their duty under s172 Companies Act 2006, Directors undertake a number of stakeholder engagement activities to provide them with the information they need to understand the views and interests of stakeholders. This information helps Directors to have regard to stakeholder interests, and the likely long term consequences, including to the reputation of the Company, when making decisions and setting strategy. The Company's key stakeholders were considered in 2024, and are listed below with examples of the stakeholder engagement activities that took place in 2024.

Employees

During 2024, Director engagement with employees was enhanced under the stewardship of one of the Non-Executive Directors. Directors continued a programme of "open door" sessions at which employees were encouraged to ask questions about the Company's business, its strategy, performance, current initiatives and the role of the Board, and Directors participated in round tables with employees and diversity and inclusion events. Employees attended MSI NomCo meetings to report on diversity and inclusion initiatives within the MSI Group, including the findings of the social mobility survey, and the Board received regular updates on employee initiatives. The Board continued to focus on employee culture and conduct through regular reports to the MSI Audit Committee and Board which informed management actions for the year. For more information on employees, diversity and inclusion, and culture, refer to the ESG Report - 'Social Information' section.

Suppliers

Reporting on the Morgan Stanley Modern Slavery Act Statement provided the Board with insights into how supplier relationships are managed.

Clients

Throughout the year, the Board received focused reports from the heads of each Business Unit including a deep dive on the competitive landscape for their business and the plans in place to respond to client demands. Business Unit heads also provided regular updates on performance and client focus areas which gave the Board insight into client issues and concerns. The Board considered the geopolitical environment and its impact on clients and the markets. The Board continued to oversee the Company's compliance with the FCA's Consumer Duty Principles, including approval of the Company's first annual Consumer Duty report.

Community and Environment

The Morgan Stanley Group is committed to giving back to the communities in which it operates. The Board receives updates on sustainability initiatives taking place in EMEA. Refer to the following sections of the ESG Report for more information: (i) Morgan Stanley's community initiatives see the 'Supporting Our Communities' section; (ii) Morgan Stanley Group's and the MSI Group's approach to Climate Risk and sustainability initiatives see the ' Environmental Information'' section; and (iii) climate-related matters considered by the MSI Board and the Company (see 'ESG Governance' section).

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Regulators

In 2024, the Board considered regulatory focus areas at each of its meetings and the Board continued its open and ongoing dialogue with the Company's regulators, including through meetings with the Chair and CEO. In addition, individual Directors engage regularly with the Company's regulators through Continuous Assessment and Proactive Engagement meetings.

Investors

The Company is a wholly owned subsidiary of Morgan Stanley. A number of Executive Directors on the Board are members of Morgan Stanley Group management committees and are able to provide the Board with insights on Morgan Stanley's views and priorities. The Chair of the MSI Audit Committee is also a member of the Morgan Stanley Board. Further insight into the views of Morgan Stanley and its shareholders are obtained through regular interactions between certain of the Company's Directors and the Morgan Stanley non-executive directors, including the Chairs of the Morgan Stanley Audit and Risk Committees.

Making Decisions

When making decisions, the Board considers the insights obtained through relevant stakeholder engagement activities as well as the need to maintain a reputation for high standards of business conduct and the long term consequences of its decisions. In 2024 the Board approved a number of annual items, including the Business Plan, the Company's 2023 ICAAP. the MSI Group's 2024 ILAAP and the annual Consumer Duty report.

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Corporate Governance

Corporate Governance Framework

The Company seeks to align with best practice guidance on the corporate governance of financial institutions. While it has chosen not to formally adopt an additional corporate governance code, the corporate governance arrangements in place for the Company are described below and are materially in accordance with the framework set out in the Wates Corporate Governance Principles. As a financial services firm, the Company applies regulatory requirements set out by the PRA and FCA when determining its corporate governance arrangements.

Purpose

The Company's purpose is to deliver the strategy of the Morgan Stanley Group in the markets and communities in which it operates and to its global client base.

Our Strategy

What we do - Advise, originate, trade, manage and distribute capital for governments, institutions and individuals, and always do so with a standard of excellence.

How we do it - Execute in a way that is consistent with our values and, whenever possible, deliver more than one part of the Morgan Stanley Group.

With what result - Deliver strong returns for our shareholders, build long-term value for our clients and offer highly attractive career opportunities for our employees.

Board Composition

At 31 December 2024, the Board comprised 14 Directors (8 Executive Directors and 6 Non-Executive Directors). The list below provides an overview of the Board. In line with corporate governance best practice, the roles of Chair and CEO are held by different people.

Non- Executives
- David Cannon[1]: Chair
- Megan Butler: Chair of MSI Audit Committee
- Terri Duhon: Chair of MSI Risk Committee
- Jane Pearce
- Melanie Richards
- Paul Taylor

Executives
- Clare Woodman: EMEA Chief Executive Officer
- Anthony Mullineaux: EMEA Chief Financial Officer
- Arya Sekhar: EMEA Chief Risk Officer
- Christopher Beatty: EMEA Chief Operating Officer
- David Cantillon: EMEA Head of Institutional Equities Division
- Kim Lazaroo: EMEA Chief Administration Officer
- Salvatore Orlacchio: EMEA Head of Fixed Income Division
- Noreen Whyte: Global Head Loan Solutions & Securitisation Group

1. Jonathan Bloomer, Chair, passed away on 19 August 2024. With effect from 19 September 2024, David Cannon was appointed acting Chair of the Company and the MSI Nomination & Governance and Remuneration Committees, and as Chair with effect from 17 December 2024.

The size, structure and composition of the Board is reviewed to ensure it remains appropriate and promotes effective decision making. The NomCo, led by the Chair, considers the balance of skills and experience on the Board, with recommendations made to the Board as needed. Having a diverse range of approaches, backgrounds, skills, experience, opinions and views on the Board is important. To promote this the Board has a Board Diversity policy in place which is reviewed annually and includes a target of at least 40% female representation on the Board by 2025. As at 31 December 2024, 50% of the Board was female. The policy also includes a target of a minimum of one Board director from an ethnically diverse background, which the Board currently meets. The targets set out in the policy are in line with industry targets for diversity and inclusion.

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New appointments to the Board are reviewed by the NomCo prior to recommendation to the Board for approval. The NomCo will consider a number of factors when deciding on a new appointment including, but not limited to, a candidate's: skills, experience, demographics, ethnicity, gender and geographical experience; honesty, integrity and independence of mind; time commitment; and collective fit with the Board and the Morgan Stanley core values.

When new Directors are appointed to the Board, they receive a tailored induction programme designed to give them a broad understanding of the Company, its business and governance and risk management frameworks and an understanding of their regulatory and legal responsibilities. To keep their skills and knowledge up to date, the Board receives training sessions on key topics. Non-Executive Directors receive additional briefings from senior management, attend site visits to ensure they continue to have the skills and knowledge needed to fulfil their role and Directors continued a programme of "open door sessions" throughout 2024. For more information see the 'Employees' section of the 'Stakeholder Engagement and Section 172(1) Statement' section.

The Board reviews its effectiveness annually using either an internal or externally facilitated assessment. In 2024 an internal assessment was facilitated by Company Secretarial. Directors also receive individual annual performance assessments to assist with their personal development.

Director Responsibilities

The Board and each Director have a clear understanding of their responsibilities. These are set out in the matters reserved to the Board and the terms of reference for each of the MSI Board Committees and the role profile provided to each director on appointment, and are reviewed periodically.

The Company is a wholly owned subsidiary of MSI. The MSI Board has established Board Committees to assist it, and a number of its regulated subsidiaries, in performing their duties. The MSI Board is assisted in discharging its responsibilities via the MSI Audit Committee, Risk Committee, Remuneration Committee, and NomCo. The Board Committees are described below in the 'MSI Board Committee Structure and EMEA Executive Management Structure' section.

In 2024 the Board met 7 times and received regular reporting on key aspects of the Company's business, including performance against KPIs, financial performance, risk management information and updates on market conditions and the regulatory environment. The MSI Risk Committee and MSI Audit Committee meet at least quarterly and the MSI Remuneration Committee and NomCo meet at least twice a year to receive reports on key matters within their remit.

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MSI Board Committee Structure and EMEA Executive Management Structure



Board Committees

The MSI Risk Committee assists the Board on the management of financial and non-financial risks, including (i) risk strategy and appetite; (ii) risk identification and management; (iii) risk framework and policies; (iv) measurement of risk against tolerance and limits; (v) risk culture (save for conduct risk, which is overseen by the MSI Audit Committee); (vi) financial resource management and capital; and (vii) recovery and resolution.

The MSI Audit Committee assists the Board in monitoring: (i) financial reporting; (ii) internal controls; (iii) legal and regulatory compliance (including Client Assets Sourcebook ("CASS") requirements) and certain non-financial risks (including Compliance, Conduct, Financial Crime and Operational Risk); (iv) internal audit; (v) external auditors; and (vi) recovery and resolution planning.

The MSI Remuneration Committee assists the Board in (i) overseeing the implementation of remuneration policies and practices applicable to the Company (as a member of the MSI Group) and (ii) overseeing compliance by the Company

with applicable EU and UK remuneration rules, statements and guidance.

The NomCo assists the Board in (i) the recruitment of Board members; (ii) assessment of the performance of the Board and (iii) the MSI Group corporate governance framework (as it applies to the Company).

Each MSI Board Committee is comprised solely of independent Non-Executive Directors appointed to provide robust and effective challenge of the matters within its remit. Processes are in place to manage conflicts of interest, should they arise.

EMEA Executive and Management Committees

Day to day management of the Company's business is delegated to key EMEA Executive Committees, namely the EMEA Operating Committee, the EMEA Remuneration Oversight Committee, and the EMEA Risk Committee.

These Executive Committees are the most senior MSI Group executive management committees and have responsibility for overseeing business performance, operations and risks identified in

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relation to the MSI Group. The Executive Committees are supported in their oversight of specific areas of the MSI Group's activities by a number of management committees.

Executive Committees

The **EMEA Operating Committee** ("**EOC**") is the principal forum for key decisions regarding matters affecting the operations and performance of the MSI Group in accordance with the strategy approved by the MSI Board. The Committee's responsibilities include matters relating to: (i) strategy; (ii) financial and business performance; (iii) risk and control; (iv) operational, legal and regulatory matters; and (v) human resources.

The **EMEA Remuneration Oversight Committee** provides executive oversight of EMEA remuneration matters and helps to ensure remuneration practices in EMEA are compliant with relevant UK and EU legislation and do not incentivise excessive risk taking.

The **EMEA Risk Committee** ("**ERC**") assists in the oversight of the management of risk (including financial and non-financial risks) within the MSI Group. The Committee provides oversight of: (i) risk strategy and appetite; (ii) risk framework and policies; (iii) risk identification and management; (iv) risk culture; and (v) financial resource management and capital.

Management-level Committees

The **EMEA Asset and Liability Committee** assists the ERC to oversee the capital adequacy, funding, and liquidity risk management of the MSI Group.

The **Client Assets Governance Committee** provides governance over Morgan Stanley's approach to ensuring compliance and adherence to the relevant rules covering the arranging of and / or the safeguarding, including holding, of client financial instruments and client money in respect of relevant entities in the MSI Group.

The **EMEA Electronic Trading Governance Committee** is established by the ERC to review and challenge controls applicable to the electronic trading business undertaken by the MSI Group.

The **EMEA ESG Committee** supports the MSI Group in the development, governance and oversight of the incorporation of environmental, social and governance risks, impacts and opportunities into risk management, business processes and strategy in EMEA.

The **EMEA Franchise Committee** assists in the oversight of potentially significant reputational or franchise risks in connection with relevant transactions, activities, or clients in EMEA.

The **EMEA Non-Financial Risk Committee** assists and provides guidance to the ERC in relation to the oversight of the management of non-financial risk of the MSI Group.

The **EMEA Product Committee** assists the ERC in discharging its responsibilities for the oversight of approvals of New Products, and the oversight of Product Governance.

The **EMEA Public Disclosure Review Committee** provides governance and oversight over publicly disclosed information relating to Morgan Stanley's EMEA business.

The **EMEA Regulatory Oversight Steering Committee** provides oversight of (1) deliverables due in response to findings of or requests from the FCA and PRA, (2) initiatives to address regulatory priorities and expectations, and (3) MSI Group strategic initiatives.

The **EMEA Recovery and Resolution Planning, Operational Resilience, and Third Party Stakeholder Committee** is responsible for overseeing the policies and procedures relating to Recovery and Resolution Planning, Operational Resilience, and Third Party risk across EMEA.

Strategy and Risk

The Board sets the Company strategy, which implements the Global Morgan Stanley Strategy as it applies to the Company's business and is aligned to the Company's RAS. The Board, with assistance from the MSI Risk and Audit Committees, reviews performance against the strategy and risk appetite (including compliance with the risk management framework, risk tolerances and risk limits) at its meetings throughout the year. The Board holds an annual strategy day to consider long term strategic opportunities and risks for the business. Significant changes in strategy or risk appetite, including material changes to the Company's business, require Board consideration and approval to ensure they are in the long-term interests of the Company and to consider the impact on key stakeholders. The Board is supported in its monitoring of financial and non-

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financial risk by the MSI Risk and Audit Committees. The ERC is responsible for the oversight of the day to day management of the Company's financial and non-financial risks. Further information on the risk management framework applicable to the Company's business is provided in the 'Risk Management' section of the Strategic Report.

Remuneration

The Company, as a wholly owned subsidiary of Morgan Stanley, is subject to Global Morgan Stanley Remuneration Policies and Procedures which determine the remuneration paid to Company employees. Morgan Stanley has a pay for performance philosophy and is committed to responsible compensation programs with the following key objectives, all of which support Morgan Stanley's culture and values and shareholders' interests: deliver pay for sustainable performance; align compensation with shareholders' interests; attract and retain top talent; and mitigate excessive risk-taking. The Board has delegated responsibility to the MSI Remuneration Committee to oversee the implementation of those policies and procedures to the Company's business and oversee compliance by the Company with applicable EU and UK remuneration rules, statements and guidance.

Further information on the link between the culture, values and conduct of employees and their remuneration is provided in the 'Risk Culture' section of Risk Management. Information about compliance with the Capital Requirements Directive ("CRD V"), the FCA Remuneration Code for dual-regulated firms ("SYSC 19D"), the PRA Rulebook: Remuneration, and any guidelines or guidance related to these provisions is included in MSI's annual CRR 450 remuneration disclosure.

Approved by the Board and signed on its behalf by

DocuSigned by:

anthony mullineaux

9A10B5202FE4470...

A Mullineaux

Director

4 April 2025

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MORGAN STANLEY & CO. INTERNATIONAL plc

DIRECTORS' REPORT

The Directors present their report and consolidated financial statements of the Group and Company, which comprise the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of financial position, consolidated statement of cash flows, together with the Company's statement of changes in equity, statement of financial position and the Group and Company related notes 1 to 34 and the appendix to the financial statements for the year ended 31 December 2024.

Results and Dividends

The Group's profit for the year, after tax, was $1,425 million (2023: $1,049 million).

In accordance with the Company's dividend policy, the Board approved and paid the 2023 final dividend on 18 April 2024 of $180 million ($0.014 per ordinary share) and on 19 September 2024, paid a dividend of $345 million ($0.028 per ordinary share) to Morgan Stanley Investments (UK) ("MSIUK"). Refer to note 22 for details on the dividend policy. On 3 April 2025, the Board approved the 2024 final dividend of $160 million ($0.013 per ordinary share).

In addition, on 19 September 2024, the Board approved and paid an extraordinary dividend of $500 million ($0.040 per ordinary share) to MSIUK.

The Company paid the following dividends on 2 December 2024 (see 'Dividends' note 22):

- Coupon payment on the $1,300 million AT1 capital instrument of $71 million (2023: $71 million);

- Coupon payment on the $2,200 million AT1 capital instrument of $165 million (2023: $165 million); and

- Coupon payment on the $800 million AT1 capital instrument of $59 million (2023: $87 million);

Regulation, Risk Management, Branches and Future Developments

Information regarding regulation, risk management, branches and future developments has been included in the Strategic Report.

Corporate Governance Arrangements

Information on the Corporate Governance Arrangements for the Company has been included within the Strategic Report.

Energy and Carbon Reporting

Information on the Company's UK energy and carbon reporting has been included in the Strategic Report within the 'ESG Report' section.

Employees

Both the Company and the Morgan Stanley Group place considerable value on the investment in their employees and have continued their practice of keeping employees informed on matters affecting them. Employees are encouraged to present their suggestions and views on the Morgan Stanley Group's performance to management and employees participate directly in the success of the business through the Morgan Stanley Group's various compensation incentive plans.

Every effort is also made to ensure that disabled applicants, or those existing employees who are disabled or may have become disabled, are treated as fairly as possible on terms comparable with those of other employees. Appropriate training is arranged for disabled persons, including retraining for alternative work for employees who become disabled, to promote their career development within the organisation.

Employee Remuneration

The Group employs staff directly, in addition to utilising staff employed by other Morgan Stanley Group undertakings. The Group's policies are comparable and consistent with those of the Morgan Stanley Group, which include the deferral of significant portions of certain key employees' discretionary compensation. Notes 7 and 32 to the consolidated financial statements provide additional information and disclosure regarding the Group's compensation policies.

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Stakeholder Relationships and Engagement

Details of engagement activities undertaken by the Board in 2024 with suppliers, clients and other stakeholders and how they inform decision making are provided in the 'S172(1) Statement' section in the Strategic Report.

Pillar 3 Disclosures and Country-by-Country Reporting

The Company is included in the MSI Group Pillar 3 disclosures, which allow investors and other market participants to understand capital adequacy, particularly risk exposures and risk management processes of individual firms required by the EU implementation of Basel capital standards.

The Company is also included in the MSI consolidated disclosure to comply with the provisions of Statutory Instrument 2013 No. 3118 Capital Requirements (Country-by-Country Reporting) Regulations 2013, which implements in the UK the requirements set out in Article 89 of the Capital Requirement Directive (Directive 2013/36/EU). The Pillar 3 disclosures and the Country-by-Country Reporting for the MSI Group for the year ended 31 December 2024 will be made available on the Morgan Stanley website at https://www.morganstanley.com/investorrelations

Directors

The following Directors held office throughout the year and to the date of approval of this report (except where otherwise shown):

D Cannon	(Appointed as acting Chair on 19 September 2024 and as Chair on 17 December 2024)
C Beatty	
J Bloomer	(Ceased to be a director on 19 August 2024)
M Butler	
D Cantillon	
T Duhon	
K Lazaroo	
A Mullineaux	
S Orlacchio	
J Pearce	
M Richards	
A Sekhar	
P Taylor	
N Whyte	
C Woodman	

Directors' and Officers' Liability Insurance

Directors' and Officers' Liability Insurance is taken out by Morgan Stanley, for the benefit of the Directors and Officers of the Group.

Directors' Indemnity

Qualifying third party indemnity provisions (as defined in section 234 of the Companies Act 2006) were in force during the year and up to and including the date of the Directors' report for the benefit of the Directors of the Group.

Audit Committee

MSI, the Company's ultimate UK parent undertaking, has appointed the MSI Audit Committee to assist and provide guidance to the Boards of MSI, the Company, other MSI regulated subsidiary undertakings and certain other Morgan Stanley Group undertakings in monitoring, among other things, internal controls, compliance, and external financial reporting obligations. For details on the Risk governance framework, refer to 'Risk Management Framework' within the Strategic Report.

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Going Concern

Business risks associated with the uncertain market and economic conditions are being actively monitored and managed by the Group. Retaining sufficient capital and liquidity to withstand these market pressures remains central to the Group's strategy. In particular, the Group's capital and liquidity is deemed sufficient to exceed regulatory minimums under both a normal and in a stressed market environment. The effect of relevant macroeconomic scenarios on the business of the Group have been considered as part of the going concern analysis, including impact on operational capacity, access to capital and liquidity, contractual obligations, asset valuations and other critical accounting judgements and key sources of estimation uncertainty. The Group has access to further Morgan Stanley Group capital and liquidity as required.

Taking all of these factors into consideration, the Directors believe it is reasonable to assume that the Group will have access to adequate resources to continue in operational existence for the foreseeable future being at least 12 months from the date of approval of these financial statements. Accordingly, they continue to adopt the going concern basis in preparing the annual reports and financial statements.

Auditor

Deloitte LLP have expressed their willingness to continue in office as auditor of the Group and their re-appointment was approved by the MSI Board on 18 April 2024.

Statement as to Disclosure of Information to the Auditor

Each of the persons who are Directors of the Company at the date when this report is approved confirms that:

- so far as each of the Directors is aware, there is no relevant audit information (being information needed by the Group's auditor in connection with preparing their report) of which the Group's auditor is unaware; and

- each of the Directors has taken all the steps that they ought to have taken as a Director to make themselves aware of any relevant audit information and to establish that the Group's auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

Approved by the Board and signed on its behalf by

DocuSigned by:

ANTHONY MULLINEAUX

9A10B5202FE4470...

A Mullineaux

Director

4 April 2025

MORGAN STANLEY & CO. INTERNATIONAL plc

DIRECTORS' REPORT

Directors' Responsibilities Statement

The Directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Group financial statements in accordance with UK-adopted International Accounting Standards, International Financial Reporting Standards ("IFRS") as adopted by the EU and Article 4 of the International Accounting Standards ("IAS") Regulation and have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including FRS 101 "*Reduced Disclosure Framework*" ("FRS 101"). Under company law the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period.

In preparing the Group financial statements, the Directors are required by IAS 1 *'Presentation of financial statements'* to:

- properly select and apply accounting policies;

- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and

- make an assessment of the Group's ability to continue as a going concern.

In preparing the Company financial statements, the Directors are also required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and accounting estimates that are reasonable and prudent;

- state whether applicable UK accounting standards have been followed; and

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group's transactions and disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors are responsible for preparing and filing the consolidated financial statements of the Group in compliance with the European Single Electronic Format Regulation (EU) 2019/815 ("ESEF Regulation") with the relevant member state regulator's storage mechanism. In preparing the Group financial statements in compliance with ESEF Regulation, the Directors are required to:

- prepare the Group financial statements in a valid xHTML format; and

- apply iXBRL markup of the Group financial statements using the core taxonomy and the common rules on markups specified in the ESEF Regulation.

The Directors confirm to the best of their knowledge:

- in accordance with Article 3.2(c) of the Luxembourg Law on Transparency Requirements for Issuers of 11 January 2008, as amended ("Luxembourg Transparency Law"), the consolidated financial statements, which have been prepared in accordance with UK-adopted International Accounting Standards, IFRSs as adopted by the EU and in compliance with the ESEF Regulation, have been prepared in accordance with the applicable set of accounting standards and give a true and fair view of the assets,

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MORGAN STANLEY & CO. INTERNATIONAL plc

DIRECTORS' REPORT

liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole; and

- the management report represented by the Strategic Report has been prepared in accordance with Article 3.2(c) of Luxembourg Transparency Law, and includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that the Group faces.

Approved by the Board and signed on its behalf by



A Mullineaux

Director

4 April 2025

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INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

Report on the Audit of the Financial Statements

Opinion

In our opinion:

- the financial statements of Morgan Stanley & Co. International plc (the "parent company") and its subsidiaries (the "Group") give a true and fair view of the state of the Group's and of the parent company's affairs as at 31 December 2024 and of the Group's profit for the year then ended;

- the Group financial statements have been properly prepared in accordance with United Kingdom adopted international accounting standards, and IFRSs as adopted by the EU;

- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice, including Financial Reporting Standard ("FRS") 101 "Reduced Disclosure Framework"; and

- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements which comprise:

Group	Parent company
• Consolidated income statement; • Consolidated statement of comprehensive income; • Consolidated statement of changes in equity; • Consolidated statement of financial position; and • Consolidated statement of cash flows.	• Statement of changes in equity; and • Statement of financial position.
Group and Parent Company	
• Relevant notes 1 – 34 to the financial statements.	

The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law, United Kingdom adopted international accounting standards, and IFRSs as adopted by the EU.

The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the financial statements section of our report.

We are independent of the Group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council's (the "FRC's") Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. The non-audit services provided to the Group and parent company for the year are disclosed in note 7 to the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Summary of our audit approach

Key audit matter

The key audit matter that we identified in the current year was:

- Valuation of Level 3 financial instruments

Materiality

The materiality that we used for the Group financial statements in the current year was $212.5 million, which was determined on the basis of 0.9% of total equity.

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INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

Scoping

The planning and scoping of our audit consider the Group's business, organisational structure and global operating model. This model comprises a common control structure for key business processes and internal controls over financial reporting.

Based on this global operating model, our audit scope is globally integrated with various audit procedures performed by our component auditor, Deloitte & Touche LLP, USA, the lead auditor of the ultimate parent company, Morgan Stanley.

Significant changes in our approach

There are no significant changes in our approach as compared to the prior year.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the Directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our evaluation of the Directors' assessment of the Group's and parent company's ability to continue to adopt the going concern basis of accounting included understanding the current and forecast profitability of the entity, the historical accuracy of the forecasts and the capital and liquidity position relative to minimum regulatory requirements, under base and stress forecasts, over the lookout period, being a period of at least twelve months from when the financial statements are authorised for issue.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's and parent company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

Our responsibilities and the responsibilities of the Directors with respect to going concern are described in the relevant sections of this report.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team.

This matter was addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Valuation of Level 3 financial instruments

Relevant references in the financial statements

Group financial statements:

- Note 2 – Basis of Preparation – (e) Critical accounting judgements and key sources of estimation uncertainty
- Note 3 – Summary of material accounting policies – (d) Fair value
- Note 30 – Financial instruments measured at fair value – (a) (c) (d) (e)

Key audit matter description

As at 31 December 2024, the Group and parent company's total financial assets and liabilities measured at fair value were each $486 billion (2023: $458 billion) and $402 billion (2023: $352 billion), respectively, of which Level 3 financial assets and liabilities were $3.8 billion (2023: $4.9 billion) and $2.8 billion (2023: $2.9 billion), respectively.

The Group and parent company's trading and financing activities result in the Group and parent company carrying material financial instruments for which the fair value is derived using significant unobservable inputs. Under IFRS 13 *Fair Value Measurement*, such financial instruments are classified as Level 3 financial assets or liabilities.

Unlike financial instruments whose inputs are readily observable and, therefore, more easily independently corroborated, the valuation of financial instruments classified as Level 3 are

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

inherently subjective, and often involve the use of inputs and proprietary valuation models whose underlying algorithms and valuation methodologies are complex. This degree of subjectivity may also give rise to potential fraud through management intentionally manipulating fair values or incorporating management bias in determining fair values. Auditing the Group and parent company's valuation of Level 3 financial instruments is therefore subjective and presents certain challenges in evaluating the appropriateness of the Group and parent company's valuation judgements and estimates.

Significant judgements made by the Group and parent company include the derivation of key model inputs which are not observable and the underlying valuation methodologies used by the pricing model to determine an appropriate fair value. Performing our audit procedures to evaluate the appropriateness of these models and inputs involved a high degree of auditor judgement, professionals with specialised skills and knowledge, and an increased extent of testing.

How the scope of our audit responded to the key audit matter

To address the complexities associated with auditing the valuation of Level 3 financial instruments, our team included internal valuation specialists who have significant valuation and modelling expertise. Our valuation audit procedures included the following procedures:

- Testing the Group and parent company's internal controls that address the risk of errors and the risk of fraud in the fair value estimates. This includes model review controls and independent price verification controls. Management maintains these internal controls to assess the appropriateness of its valuation methodologies and the relevant inputs and assumptions used to determine fair value estimates.

- On a sample basis, in line with our audit methodology, to address the risk of errors and the risk of fraud we:

  – Evaluated the Group and parent company's significant valuation methodologies, including the input assumptions, considering our observations

of assumptions made by other market participants and external data when available.

  – With the involvement of the internal valuation specialists we developed independent fair value estimates for Level 3 financial instruments, using externally sourced inputs and independent valuation models, to the extent possible, compared the resulting fair values to those recorded by the Group and the parent company and assessed the differences against pre-determined thresholds.

  – Tested the revenues arising from the trade date fair value estimates for selected structured transactions classified as Level 3 financial instruments, with the involvement of internal valuation specialists using externally sourced inputs and independent valuation models, to the extent possible, and assessed differences to those recorded by the Group and the parent company against pre-determined thresholds.

  – Assessed the consistency with which management has applied significant and unobservable valuation assumptions used in developing fair value estimates, across similar transactions.

  – Performed a retrospective assessment of management's fair value estimates for certain of our selected Level 3 financial instruments, for which there were events or transactions occurring after the valuation date. We did so by comparing management's estimates to the relevant evidence provided by such events or transactions, as applicable.

- Assessed the appropriateness of the disclosures related to Level 3 financial instruments in the financial statements.

Key observations

As a result of our audit procedures, we concluded with reasonable assurance that the valuation of Level 3 financial instruments was not materially misstated.

Our application of materiality

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be

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INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Parent company financial statements
Materiality	$212.5 million (2023: $176 million)	$210.4 million (2023: $174 million)
Basis for determining materiality	The Group materiality of $212.5 million represents 0.90% (2023: 0.75%) of total equity	The parent company materiality of $210.4 million represents 0.90% (2023: 0.75%) of total equity
Rationale for the benchmark applied	We have considered total equity to be the most appropriate benchmark as the Group is wholly owned by the ultimate parent entity Morgan Stanley and is a regulated entity, therefore its total equity position is of importance to the key users of the Group and company's financial statements. These key users include regulators, counterparties, external rating agencies and the ultimate parent entity.	We considered it appropriate to maintain the same benchmark as that for the Group as the parent company is the most significant member of the Group and its solo capital position is of importance to the key users of the financial statements who are common with those for the Group.
Performance materiality	Group performance materiality and parent company performance materiality was set at 70% of Group materiality for the 2024 audit (2023: 70%).	
Basis and rationale for determining performance materiality	We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole. In determining performance materiality, we considered the following factors: – our risk assessment, including our assessment of the Group's overall control environment and that we consider it appropriate to rely on controls over a number of business processes; – ability of the Group to detect misstatements; and – our past experience of the audit, which has indicated a low number of corrected and uncorrected misstatements identified in prior periods.	

Error reporting threshold

We agreed with the Morgan Stanley International ("MSI") Audit Committee that we would report to the Committee all audit differences in excess of $10.6 million (2023: $9 million), as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the MSI Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

An overview of the scope of our audit

Identification and scoping of components

Morgan Stanley is a globally managed business with a global operating model in which major classes of transactions are subject to a common control processing environment irrespective of product, region or legal entity. Our audit plan for testing significant accounts involved determining the components at which to perform further audit procedures. Our identified components were

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INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

consistent with the business segments identified by Morgan Stanley. Our audit work focused on significant accounts from the Institutional Securities component of the Group. Given this global operating model for the Group, we audit relevant controls, financial reporting processes and balances utilising significant component auditors in New York.

We instructed our component auditor, Deloitte & Touche LLP, USA to perform their audit procedures at a materiality level of $141 million (2023: $165 million).

Involvement with component auditor

We exercised oversight over the work of our component auditor by remaining in active dialogue at regular intervals throughout the duration of the audit. In person, we attended the global audit planning meeting in New York, training sessions which were also attended by US partners and met with members of global management. We involved our component auditor in our team briefings and issued a set of instructions setting out the audit work and the specified audit procedures we requested them to undertake. We undertook visits to our component auditor during the interim period and final stages of our audit, in conjunction with regular remote meetings and review sessions throughout the year, to oversee and review the work performed in support of our audit.

Audit procedures undertaken at the Group level

We designed our audit approach for the Group based on our understanding of the business and our independent assessment of the risks of material misstatement arising in the financial statements. These procedures included, amongst others, auditing the consolidation of the Group's results and the preparation of the Group financial statements as well as obtaining an understanding and testing of relevant controls over the financial reporting process.

Our consideration of the control environment

For certain relevant controls, we tested internal controls over financial reporting and key business processes where our scoping and risk assessment determined those controls to be relevant to the audit and where we intended to place reliance on those controls. This included testing of general IT controls with the involvement of our IT specialists, process level controls and entity level controls at the Group level. For certain other relevant controls, we have obtained an understanding to support our risk assessment and design our audit procedures.

Our consideration of climate-related risks

In planning our audit, we have considered the impact of climate change on the Group's operations and subsequent impact on its financial statements. The Group and parent company set out its assessment of the potential impact on pages 24 to 36 of the Strategic Report and in note 26.2.1.2 Credit Evaluation on page 108 of the Annual Report.

We have held discussions with the Group to understand their:

- process for identifying affected operations, including the governance and controls over this process, and the subsequent effect on the financial reporting for the Group and parent company; and

- long-term strategy to respond to climate change risks as they evolve including the effect on the Group and parent company's forecasts.

Our audit work has involved:

- obtaining an understanding of management's analysis and data considered in the Group's climate risk assessment;

- performing our own risk assessment of the potential impact of climate change on the Group's account balances and classes of transactions and did not identify any additional risks of material misstatement; and

- evaluating the appropriateness of disclosures included in the financial statements.

As part of our audit procedures, we are required to read and consider whether climate-related disclosures in the annual report are materially consistent with the financial statements and our knowledge obtained in the audit and we did not identify any material inconsistencies as a result of these procedures.

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

Other information

The other information comprises the information included in the annual report, other than the financial statements and our auditor's report thereon. The Directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Directors

As explained more fully in the Directors' responsibilities statement, the Directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the Directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Directors are responsible for assessing the Group's and the parent company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or the parent company or to cease operations, or have no realistic alternative but to do so.

The Directors are responsible for preparing the Group financial statements in compliance with the requirements set out in the European Single Electronic Format Regulatory Technical Standard ("ESEF RTS").

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Our responsibility is to assess whether the Group financial statements have been prepared, in all material respects, with the requirements laid down in the ESEF RTS.

Extent to which the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

Identifying and assessing potential risks related to irregularities

In identifying and assessing risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, we considered the following:

- the nature of the industry and sector, control environment and business performance including the design of the Group's

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INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

remuneration policies, key drivers for Directors' remuneration, bonus levels and performance targets;

- the Group's own assessment of the risks that irregularities may occur either as a result of fraud or error in the financial statements;

- results of our enquiries of management, legal counsel, internal audit, the Directors and the Audit Committee about their own identification and assessment of the risks of irregularities, including those that are specific to the Group's sector;

- any matters we identified having obtained and reviewed the Group's documentation of their policies and procedures relating to:

  – identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance;

  – detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud; and

  – the internal controls established to mitigate risks of fraud or non-compliance with laws and regulations.

- the matters discussed among the audit engagement team including the significant component audit team and relevant internal specialists, including tax, valuations, IT regulatory and fraud specialists regarding how and where fraud might occur in the financial statements and any potential indicators of fraud.

As a result of these procedures, we considered the opportunities and incentives that may exist within the organisation for fraud and identified the greatest potential for fraud in the following area: valuation of Level 3 financial instruments. In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override.

We also obtained an understanding of the legal and regulatory frameworks that the Group and parent company operate in, focusing on provisions of those laws and regulations that had a direct effect on the determination of material amounts and disclosures in the financial statements. The key laws and regulations we considered in this context included the UK

Companies Act 2006, Luxembourg Transparency Law, Luxembourg 9.8.6R(3) Rules, pensions legislation and tax legislation.

In addition, we considered provisions of other laws and regulations that do not have a direct effect on the financial statements but compliance with which may be fundamental to the Group's ability to operate or to avoid a material penalty. These included the regulation and supervisory requirements of the Prudential Regulation Authority ("PRA") and the Financial Conduct Authority ("FCA").

Audit response to risks identified

As a result of performing the above, we identified the valuation of Level 3 financial instruments as a key audit matter related to the potential risk of fraud. The key audit matters section of our report explains the matter in more detail and also describes the specific procedures we performed in response to that key audit matter.

In addition to the above, our procedures to respond to risks identified included the following:

- reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements;

- enquiring of management, Directors, the Audit Committee and in-house and external legal counsel concerning actual and potential litigation and claims;

- performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud;

- reading minutes of meetings of those charged with governance, reviewing internal audit reports and reviewing correspondence with HMRC and other regulatory authorities including the PRA and the FCA; and

- in addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries selected against specific fraud factors and other adjustments; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

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INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members including internal specialists and the component audit team and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

Report on other legal and regulatory requirements

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the Strategic Report and the Directors' Report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

- the Strategic Report and the Directors' Report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the Group and the parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the Strategic Report or the Directors' Report.

Opinions on other matters prescribed by the European Single Electronic Format Regulatory Technical Standard

We have checked the compliance with the Group and parent company financial statements as at 31 December 2024 with the relevant statutory requirements as set out in the ESEF RTS that are applicable to the Group and parent company financial statements.

For the Group and parent company it relates to:

- Group and parent company financial statements prepared in a valid xHTML format; and

- the XBRL markup of the Group and parent company financial statements using the core taxonomy and the common rules on markups specified in the ESEF RTS.

In our opinion, the Group and parent company financial statements of Morgan Stanley & Co. International plc as at 31 December 2024, have been prepared, in all material respects, in compliance with the requirements laid down in the ESEF RTS.

Matters on which we are required to report by exception

Adequacy of explanations received and accounting records

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not received all the information and explanations we require for our audit; or

- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

- the parent company financial statements are not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

Directors' remuneration

Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of Directors' remuneration have not been made.

We have nothing to report in respect of this matter.

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Signed by:



BBEACEF6E3F342E...

James Polson (Senior Statutory Auditor)

For and on behalf of Deloitte LLP

Statutory Auditor

London, United Kingdom

4 April 2025

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MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2024

in $ millions	Note	2024	2023
Net gains from financial instruments at fair value through profit or loss	4	6,958	5,622
Fee and commission income	5	2,281	1,829
Other revenue		24	32
Interest income	6	12,697	11,460
Interest expense	6	(14,385)	(12,374)
Net interest expense		(1,688)	(914)
Net revenue		**7,575**	**6,569**
Non-interest expenses:			
Operating expense	7	(5,617)	(5,281)
Net impairment reversal/(loss) on financial instruments		1	—
PROFIT BEFORE TAX		**1,959**	**1,288**
Income tax expense	8	(534)	(239)
PROFIT FOR THE YEAR		**1,425**	**1,049**

All operations were continuing in the current and prior year.

The notes on pages 67 to 150 form an integral part of the consolidated financial statements.

As permitted by section 408 of the Companies Act 2006, the Company has elected not to present its own income statement for the year. The Company reported a profit after tax of $1,304 million for the year ended 31 December 2024 (31 December 2023: $1,052 million).

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MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year ended 31 December 2024

in $ millions	Note	2024	2023
PROFIT FOR THE YEAR		1,425	1,049
OTHER COMPREHENSIVE INCOME AFTER INCOME TAX			
Items that will not be reclassified subsequently to profit or loss:			
Remeasurement of net defined benefit liability	8	(1)	(1)
Changes in fair value attributable to own credit risk on financial liabilities designated at fair value	8,9	(70)	(189)
Items that may be reclassified subsequently to profit or loss:			
Foreign currency translation differences arising on foreign operations	8	(75)	(8)
OTHER COMPREHENSIVE INCOME AFTER INCOME TAX		**(146)**	**(198)**
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		**1,279**	**851**

The notes on pages 67 to 150 form an integral part of the consolidated financial statements.

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MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2024

in $ millions	Note	2024	2023
Share capital and other equity instruments – at 1 January and 31 December		**16,765**	**16,765**
Share premium account – at 1 January and 31 December		**513**	**513**
Currency translation reserve - at 1 January		**52**	**60**
Foreign currency translation differences arising on foreign operations		(75)	(8)
Currency translation reserve - at 31 December		**(23)**	**52**
Capital contribution reserve – at 1 January and 31 December		**3**	**3**
Capital redemption reserve – at 1 January and 31 December		**1,400**	**1,400**
Debt valuation reserve - at 1 January		**(303)**	**(122)**
Changes in fair value attributable to own credit risk on financial liabilities designated at fair value		(70)	(189)
Realised debt valuation losses	9	8	8
Debt valuation reserve - at 31 December		**(365)**	**(303)**
Retained earnings and pension reserve - at 1 January		**5,176**	**5,614**
Profit for the year		**1,425**	**1,049**
Remeasurement of net defined benefit liability		(1)	(1)
Realised debt valuation losses	9	(8)	(8)
Dividends	22	(1,320)	(1,503)
Income tax - Current and Deferred Tax	8	47	25
Retained earnings and pension reserve - at 31 December		**5,319**	**5,176**
Other comprehensive income for the year		(146)	(198)
Total comprehensive income for the year		1,279	851
Total equity at 31 December		**23,612**	**23,606**

The notes on pages 67 to 150 form an integral part of the consolidated financial statements.

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MORGAN STANLEY & CO. INTERNATIONAL plc

COMPANY STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2024

in $ millions	Note	2024	2023
Share capital and other equity instruments – at 1 January and 31 December		**16,765**	**16,765**
Share premium account – at 1 January and 31 December		**513**	**513**
Currency translation reserve - at 1 January		**(95)**	**(88)**
Foreign currency translation differences arising on foreign operations		(60)	(7)
Currency translation reserve - at 31 December		**(155)**	**(95)**
Capital contribution reserve – at 1 January and 31 December		**3**	**3**
Capital redemption reserve – at 1 January and 31 December		**1,400**	**1,400**
Debt valuation reserve - at 1 January		**(303)**	**(122)**
Changes in fair value attributable to own credit risk on financial liabilities designated at fair value		(70)	(189)
Realised debt valuation losses	9	8	8
Debt valuation reserve - at 31 December		**(365)**	**(303)**
Retained earnings and pension reserve - at 1 January		**5,308**	**5,743**
Profit for the year		**1,304**	**1,052**
Remeasurement of net defined benefit liability		(1)	(1)
Realised debt valuation losses	9	(8)	(8)
Dividends	22	(1,320)	(1,503)
Income tax - Current and Deferred Tax	8	47	25
Retained earnings and pension reserve - at 31 December		**5,330**	**5,308**
Other comprehensive income for the year		(131)	(197)
Total comprehensive income for the year		1,173	855
Total equity at 31 December		**23,491**	**23,591**

The notes on pages 67 to 150 form an integral part of the financial statements.

MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Year ended 31 December 2024

in $ millions

	Note	2024	2023
ASSETS			
Cash and short term deposits	23	16,711	18,403
Trading financial assets (of which $37,384 million (2023: $42,831 million) were pledged to various parties)	10	369,853	336,893
Secured financing	9	115,453	119,968
Loans and advances		83	133
Investment securities		27	126
Trade and other receivables	12	75,238	73,825
Current tax assets		361	411
Deferred tax assets	19	288	231
Property, plant and equipment		35	33
Other assets		29	27
TOTAL ASSETS		**578,078**	**550,050**
LIABILITIES			
Bank loans and overdrafts	23	2	2
Trading financial liabilities	10	319,056	274,538
Secured borrowing	9	105,067	105,378
Trade and other payables	15	78,885	86,573
Debt and other borrowings	16	39,523	47,940
Subordinated debt	17	11,798	11,796
Provisions	18	91	125
Current tax liabilities		39	88
Post-employment benefit obligations	33	5	4
TOTAL LIABILITIES		**554,466**	**526,444**
EQUITY			
Share capital	21	12,465	12,465
Other equity instruments	21	4,300	4,300
Share premium account	21	513	513
Currency translation reserve	21	(23)	52
Capital contribution reserve	21	3	3
Capital redemption reserve	21	1,400	1,400
Pension reserve	21	(2)	(1)
Debt valuation reserve	21	(365)	(303)
Retained earnings		5,321	5,177
TOTAL EQUITY		**23,612**	**23,606**
TOTAL LIABILITIES AND EQUITY		**578,078**	**550,050**

These consolidated financial statements were approved by the Board and authorised for issue on 3 April 2025.

Signed on behalf of the Board



A Mullineaux

Director

The notes on pages 67 to 150 form an integral part of the consolidated financial statements.

MORGAN STANLEY & CO. INTERNATIONAL plc

COMPANY STATEMENT OF FINANCIAL POSITION

Year ended 31 December 2024

in $ millions

	Note	2024	2023
ASSETS			
Cash and short term deposits	23	16,336	18,070
Trading financial assets (of which $37,384 million (2023: $ 42,831 million) were pledged to various parties)	10	369,629	336,646
Secured financing	9	115,453	119,902
Loans and advances		40	103
Investment securities		26	125
Trade and other receivables	12	75,381	73,917
Current tax assets		522	456
Deferred tax assets	19	287	230
Investment in subsidiaries	13	139	128
Property, plant and equipment		21	16
Other assets		29	27
TOTAL ASSETS		**577,863**	**549,620**
LIABILITIES			
Bank loans and overdrafts	23	2	2
Trading financial liabilities	10	319,056	274,538
Secured borrowing	9	104,842	105,064
Trade and other payables	15	79,016	86,583
Debt and other borrowings	16	39,537	47,901
Subordinated debt	17	11,798	11,796
Provisions	18	91	124
Current tax liabilities		28	20
Post employment benefit obligations	33	2	1
TOTAL LIABILITIES		**554,372**	**526,029**
EQUITY			
Share capital	21	12,465	12,465
Other equity instruments	21	4,300	4,300
Share premium account	21	513	513
Currency translation reserve	21	(155)	(95)
Capital contribution reserve	21	3	3
Capital redemption reserve	21	1,400	1,400
Pension reserve	21	(2)	(1)
Debt valuation reserve	21	(365)	(303)
Retained earnings		5,332	5,309
TOTAL EQUITY		**23,491**	**23,591**
TOTAL LIABILITIES AND EQUITY		**577,863**	**549,620**

These financial statements were approved by the Board and authorised for issue on 3 April 2025.

Signed on behalf of the Board



A Mullineaux

Director

The notes on pages 67 to 150 form an integral part of the financial statements.

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MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended 31 December 2024

in $ millions	Note	2024	2023
NET CASH FLOWS FROM OPERATING ACTIVITIES	23b	1,217	2,593
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(6)	(7)
Proceeds from sale of property, plant and equipment		—	1
NET CASH FLOWS USED IN INVESTING ACTIVITIES		**(6)**	**(6)**
FINANCING ACTIVITIES			
Dividends paid	22	(1,320)	(1,503)
Proceeds from issuance of subordinated debt	17	—	1,200
Proceeds from issuance of senior subordinated debt	17	—	2,800
Repayment of subordinated debt	17	—	(5,000)
Interest on subordinated debt		(430)	(269)
Interest on senior subordinated debt		(454)	(297)
NET CASH FLOWS USED IN FINANCING ACTIVITIES		**(2,204)**	**(3,069)**
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(993)**	**(482)**
Currency translation differences		(699)	188
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	23a	18,401	18,695
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	23a	**16,709**	**18,401**

The notes on pages 67 to 150 form an integral part of the consolidated financial statements.

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

1. CORPORATE INFORMATION

The Company is incorporated and domiciled in England and Wales, at the following address: 25 Cabot Square, Canary Wharf, London, E14 4QA.

The Group's immediate parent undertaking is MSIUK, which has its registered office at 20 Bank Street, Canary Wharf, London, England, E14 4AD and is registered in England and Wales. Copies of its financial statements can be obtained from the Registrar of Companies for England and Wales, Companies House, Crown Way, Cardiff CF14 3UZ.

The Group's ultimate parent undertaking and controlling entity and the largest group of which the Group is a member and for which group financial statements are prepared is Morgan Stanley which, together with the Group and Morgan Stanley's other subsidiary undertakings, form the Morgan Stanley Group. Morgan Stanley is incorporated in the State of Delaware, the United States of America. Copies of its financial statements can be obtained from www.morganstanley.com/investorrelations.

The parent undertaking of the smallest group of companies for which group financial statements are drawn up and of which the Group is a member is Morgan Stanley.

2. BASIS OF PREPARATION

a. Statement of Compliance

These financial statements incorporate the financial statements of the Group and the Company.

The Group has prepared its annual consolidated financial statements in accordance with IFRSs as adopted by the EU and the UK, Interpretations issued by the IFRS Interpretations Committee ("IFRIC") and the UK Companies Act 2006. The Group has prepared its annual consolidated financial statements in compliance with the European Single Electronic Format Regulatory Technical Standard ("ESEF RTS"), including the preparation in a valid xHTML format and the application of iXBRL markup using the core taxonomy and the common rules on markups specified in the ESEF RTS.

The Company financial statements have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including FRS 101, with a departure from the requirement of Schedule 1 paragraph 40 to The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 ("the Regulations") as described in note 3(c) for the overriding purpose of giving a true and fair view.

The Company meets the definition of a qualifying entity and is a Financial Institution as defined in FRS 101. The Company has taken advantage of the disclosure exemptions available under FRS 101 in relation to share-based payments, fair value measurements (as applicable to assets and liabilities other than financial instruments), revenue recognition, presentation of comparative information in respect of certain assets and shares outstanding, presentation of a cash flow statement, accounting standards not yet adopted, related party transactions, and leases.

Where relevant, equivalent disclosures have been provided in the Group accounts in which the Company is consolidated.

b. New Standards and Interpretations Adopted During the Year

The following standards, amendments to standards and interpretations relevant to the Group and Company's operations were adopted during the year. These did not have a material impact on the Group or Company's financial statements.

Amendments to IFRS 16 '*Leases*': Lease Liability in a Sale and Leaseback were issued by the IASB in September 2022 for prospective application in accounting periods beginning on or after 1 January 2024. Earlier application is permitted. The amendments were adopted by the UK in May 2023 and endorsed by the EU in November 2023.

Amendments to IAS 1 '*Presentation of Financial Statements*' ('IAS 1'): Classification of Liabilities as Current or Non-current were issued by the IASB in January 2020 and revised in July 2020 and October 2022, for retrospective application in accounting periods beginning on or after 1 January 2024. The amendments were adopted by the UK in July 2023 and endorsed by the EU in January 2024.

Amendments to IAS 1: Non-current Liabilities with Covenants were issued by the IASB in

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

October 2022 for application in accounting periods beginning on or after 1 January 2024. The amendments were adopted by the UK in July 2023 and endorsed by the EU in January 2024.

There were no other standards, amendments to standards or interpretations relevant to the Group and Company's operations which were adopted during the year.

c.   New Standards and Interpretations Not Yet Adopted

At the date of authorisation of these consolidated financial statements, the following amendments to standards relevant to the Group's operations were issued by the IASB but not mandatory for accounting periods beginning 1 January 2024. The Group does not expect that the adoption of the following amendments to standards will have a material impact on the Group's or Company's financial statements, unless otherwise indicated.

Amendments to IAS 21 '*The Effects of Changes in Foreign Exchange Rates*': Lack of Exchangeability were issued by the IASB in August 2023 for prospective application in accounting periods beginning on or after 1 January 2025. Earlier application is permitted. The amendments were adopted by the UK in July 2024 and endorsed by the EU in November 2024.

Amendments to IFRS 9 '*Financial Instruments*' ("IFRS 9") and IFRS 7 *'Financial Instruments: Disclosures*' ("IFRS 7") was issued by the IASB in May 2024 for retrospective application in annual periods beginning on or after 1 January 2026. Earlier application is permitted. The Group is currently assessing the impact of IFRS 9 and IFRS 7 on its consolidated financial statements.

IFRS 18 '*Presentation and Disclosure in Financial Statements*' ("IFRS 18") was issued by the IASB in April 2024 for retrospective application in annual periods beginning on or after 1 January 2027. Earlier application is permitted. The Group is currently assessing the impact of IFRS 18 on its consolidated financial statements.

d.   Basis of Measurement

The financial statements of the Company and the consolidated financial statements of the Group are prepared under the historical cost basis, except for certain financial instruments that have been measured at fair value as explained in the accounting policies below.

e.   Critical Accounting Judgements and Key Sources of Estimation Uncertainty

In preparing the financial statements and consolidated financial statements, the Company and Group make judgements and estimates that affect the application of accounting policies and reported amounts.

Critical accounting judgements are key decisions made by management in the application of the Group and Company's accounting policies, other than those involving estimations, which have the most significant effects on the amounts recognised in the financial statements.

Key sources of estimation uncertainty represent assumptions and estimations made by management that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year.

The Group and Company's key sources of estimation uncertainty are as follows:

• *Valuation of Level 3 financial instruments:* Valuation techniques used to measure the fair value of instruments categorised in Level 3 of the fair value hierarchy are dependent on unobservable parameters, and as such require the application of judgement, involving estimations and assumptions. The fair value for these financial instruments has been determined using parameters appropriate for the valuation methodology based on prevailing market evidence. It is recognised that the unobservable parameters could have a range of reasonable possible alternate values. See accounting policy note 3(d) and note 30(d)(ii) 'Sensitivity of Fair Values to Changing Significant Assumptions to Reasonably Possible Alternatives'.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

- *Measurement of litigation and taxation provisions:* Estimates are used in the calculation of provisions, which are initially measured, and subsequently remeasured, at the best estimate of the expenditure required to settle the obligation. With such items there is a possibility that, on conclusion at a future date, the final outcome may differ significantly. Whilst a range of outcomes is reasonably possible, the extent of the reasonably possible range has been assessed as not material. See accounting policy note 3(j) and note 18.
- *Use of best estimates for revenue recognition on transfer pricing:* The Morgan Stanley Group has engaged in negotiations of Advanced Pricing Agreements with selected tax authorities in respect of its key transfer pricing methodologies and has, accordingly, accrued based on a best estimate. Negotiations may result in changes to methodologies or inputs that could have an impact on the Group's revenues in the future.

No critical accounting judgements have been made in the process of applying the Group and Company's accounting policies that have had a significant effect on the amounts recognised in the financial statements.

The Group and Company evaluates the critical accounting judgements and key sources of estimation uncertainty on an ongoing basis and believes that these are reasonable.

f.   Basis of Consolidation

The consolidated financial statements of the Group comprise the financial statements of the Company and its subsidiaries as at 31 December 2024. Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements for the subsidiaries are prepared for the same reporting year as the Group, using consistent accounting policies. The financial statements for the subsidiaries are translated into US dollars as described in note 3(b). Subsidiaries are consolidated from the date that the Group gains control until the date that control ceases.

In certain cases, the Group may exercise control over another entity on behalf of investors or other parties. In such cases it is necessary, as part of the assessment of whether it should consolidate the entity, for the Group to determine whether it exercises such control primarily as an agent for the other investors or whether it does so primarily as principal on its own behalf. In making such a determination, management will consider all relevant factors, including in particular:

- the scope of the Group's decision-making authority over the investee;

- the rights, including removal rights, held by other parties;

- the remuneration to which the Group is entitled; and

- the significance of the Group's exposure to variability of returns from its interests in the entity.

Intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated in preparing the consolidated financial statements.

Details of the Group's interests in other entities are given in note 13 and 14 to these financial statements.

g.   The Going Concern Assumption

The Group's and Company's business activities, together with the factors likely to affect its future development, performance and position, and the Group's and Company's objectives, policies and processes for managing its capital; its financial risk management; and its exposures to credit risk and liquidity risk, are reflected in the Strategic Report, and as set out in the Strategic report, retaining sufficient capital and liquidity to withstand market pressures remains central to the Morgan Stanley Group's, the Group's and the Company's strategy.

Taking the above factors into consideration, the Directors believe the Group and Company will have access to adequate resources to continue in operational existence for the foreseeable future being at least 12 months from the date of approval of these financial statements. Accordingly, they continue to adopt the going concern basis in preparing the annual report and financial statements.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

a. Functional Currency

Items included in the consolidated and the Company financial statements are measured and presented in US dollars, the currency of the primary economic environment in which the Group operates.

All currency amounts in the consolidated and the Company financial statements, Strategic Report and Directors' Report are rounded to the nearest million US dollars (unless otherwise stated).

b. Foreign Currencies

All monetary assets and liabilities denominated in currencies other than US dollars are translated into US dollars at the rates ruling at the reporting date. Transactions and non-monetary assets and liabilities denominated in currencies other than US dollars are recorded at the rates prevailing at the dates of the transactions. Assets and liabilities of foreign operations are translated into US dollars using the closing rate. Translation differences arising from the net investment(s) in the foreign operations are taken to the 'Currency translation reserve'.

The amount of change in the fair value of financial liabilities designated at FVPL that is attributable to changes in the credit risk of these liabilities (Debt Valuation Adjustment ("DVA")) includes foreign exchange differences thereon. All other translation differences are taken through the consolidated income statement when realised. Exchange differences recognised in the consolidated income statement are presented in 'Other income' or 'Operating expense', except where noted in 3(c) below.

c. Financial Instruments

i) Financial Instruments Mandatorily at Fair Value through Profit and Loss

Trading Financial Instruments

Trading financial instruments include government debt securities, corporate and other debt, traded loans, and corporate equities where the Group acquires the financial asset or financial liability for the purpose of selling or repurchasing in the near term or is part of a portfolio for which there is evidence of short term profit taking, and all derivative contracts.

Purchases and sales of non-derivative financial instruments classified as trading are initially recognised on settlement date at fair value, including regular way securities transactions. For purchases of non-derivative financial instruments classified as trading, from the date that the terms are agreed (trade date) until the settlement date, the Group and Company recognises any unrealised fair value in the statement of financial position as 'Trading financial instruments' with corresponding profit or loss recognised within the consolidated income statement in 'Net gains/ (losses) from financial instruments at fair value through profit or loss'. For sales of non-derivative financial instruments, unrealised fair value changes are not recognised in the consolidated income statement from trade date. Upon settlement date the resulting financial instrument is recognised or de-recognised from the consolidated statement of financial position.

Derivatives, are initially recorded on trade date at fair value (see note 3(d) below). All subsequent changes in fair value are reflected in the consolidated income statement in 'Net gains/ (losses) from financial instruments at fair value through profit or loss'.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial instrument. For all trading financial instruments, transaction costs are excluded from the initial fair value measurement of the financial instrument. These costs are recognised in the consolidated income statement in 'Operating expense'.

Non-trading Financial Assets at Fair Value through Profit or Loss

Non-trading financial assets at FVPL include secured financing transactions such as cash collateral on securities borrowed and securities purchased under agreements to resell, prepaid OTC contracts and financial assets arising upon consolidation of certain special purpose entities, and certain investment securities (unlisted equities).

Non-trading financial assets at FVPL are principally financial assets where the Group makes decisions based upon the assets' fair values. These assets are generally recognised on settlement date at fair value (see note 3(d) below), since they are neither regular way nor are they derivatives. From the date the terms are agreed (trade date), until the financial asset is

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

funded (settlement date), the Group and Company recognises any unrealised fair value changes in the financial asset as non-trading financial assets at FVPL. On settlement date, the fair value of consideration given is recognised as a non-trading financial asset at FVPL.

Transaction costs are excluded from the initial fair value measurement of the financial assets and are recognised in the consolidated income statement in 'Operating expense'.

Subsequent measurement of financial instruments mandatorily at fair value through profit or loss

All subsequent changes in fair value and foreign exchange differences are reflected in the consolidated income statement in 'Net gains/ (losses) from financial instruments at fair value through profit or loss'. When interest is included as a component of an instrument's fair value, interest is also reflected in the consolidated income statement in 'Net gains/(losses) from financial instruments at fair value through profit or loss', otherwise it is included within 'Interest income' or 'Interest expense'.

ii) Financial Instruments Designated at Fair Value through Profit or Loss

Financial instruments designated at FVPL include corporate loans, unfunded loan commitments, prepaid OTC contracts, cash collateral on securities loaned and securities sold under agreements to repurchase, issued structured notes and other financial assets and liabilities.

The Group and Company have designated certain financial instruments at FVPL when the designation at fair value eliminates or significantly reduces an accounting mismatch which would otherwise arise. The Group has also designated certain financial liabilities at FVPL where:

- the financial liability forms part of a group of financial assets or financial liabilities or both which are managed, evaluated and reported internally on a fair value basis; or

- the financial liability contains an embedded derivative that significantly modifies the cash flows that would otherwise be required under the contract.

From the date the transaction in a financial instrument designated at FVPL is entered into

(trade date) until settlement date, the Group recognises any unrealised fair value changes in the contract as financial instruments designated at FVPL in the statement of financial position. On settlement date, the fair value of consideration given or received is recognised as a financial instrument designated at FVPL (see note 3(d) below).

All subsequent changes in fair value, foreign exchange differences, and dividends are reflected in the consolidated income statement in 'Net gains/(losses) from financial instruments at fair value through profit or loss', other than DVA on financial liabilities designated at FVPL which is recognised in the 'Debt valuation adjustment' reserve where those changes do not create or enlarge an accounting mismatch. When interest is included as a component of an instrument's fair value, interest is also reflected in the consolidated income statement in 'Net gains/ (losses) from financial instruments at fair value through profit or loss', otherwise it is included within 'Interest income' or 'Interest expense'. DVA presented within other comprehensive income is not subject to reclassification to the consolidated income statement, but is transferred to 'Retained earnings' when realised.

For the Company, the presentation of 'Debt valuation adjustment' within other comprehensive income represents a departure from Schedule 1 paragraph 40 to the Regulations, which requires that changes in the value of financial instruments be included in the profit and loss account. The Directors consider that this departure is necessary in order that the accounts give a true and fair view of the results of the Company. All other subsequent changes in fair value, foreign exchange differences not relating to changes in the credit risk of those liabilities, interest and dividends are reflected in the income statement.

Transaction costs are excluded from the initial fair value measurement of the financial instrument. These costs are recognised as incurred in the consolidated income statement in 'Operating expense'.

See note 9 for an analysis of financial assets and financial liabilities designated at FVPL.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

iii) Investments in Subsidiaries

Subsidiaries are entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Investments in subsidiaries are stated at cost, less any impairment (see note 3(c)(iv) below). Dividends, impairment losses and reversals of impairment losses are recognised in the income statement.

iv) Impairment of Subsidiaries

Impairment losses on investments in subsidiaries are measured as the difference between cost and the current estimated recoverable amount. When the recoverable amount is less than cost, an impairment is recognised within the income statement and is reflected against the carrying amount of the impaired asset in the statement of financial position. Investments in subsidiaries which have previously suffered an impairment are reviewed for possible reversal of the impairment.

v) Financial Assets and Financial Liabilities at Amortised Cost

Financial assets at amortised cost include cash and short-term deposits, certain trade and other receivables and certain loans and advances. Cash and cash equivalents comprise cash and demand deposits with banks, net of outstanding bank overdrafts, along with highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

Financial assets are recognised at amortised cost when the Group and Company's business model objective is to collect the contractual cash flows of the assets and where these cash flows are Solely Payments of Principal and Interest ("SPPI") on the principal amount outstanding until maturity. Such assets are recognised when the Group and Company becomes a party to the contractual provisions of the instrument. The instruments are initially measured at fair value (see note 3(d) below) and subsequently measured at amortised cost less expected credit loss ("ECL") allowance. Interest is recognised in the consolidated income statement in 'Interest income', using the effective interest rate ("EIR")

method. Transaction costs that are directly attributable to the acquisition of the financial asset are added to the fair value on initial recognition. ECL, and reversals thereof, are recognised in the consolidated income statement in 'Net impairment loss on financial instruments'.

Financial liabilities classified at amortised cost include bank loans and overdrafts, certain secured borrowings, certain trade and other payables, subordinated debt and certain debt and other borrowings.

Financial liabilities are classified as being subsequently measured at amortised cost, except where they are held for trading or are designated as measured at FVPL. They are recognised when the Group becomes a party to the contractual provisions of the instrument and are initially measured at fair value (see note 3(d) below) and subsequently measured at amortised cost. Interest is recognised in the consolidated income statement in 'Interest expense' using the EIR method. Transaction costs that are directly attributable to the issue of a financial liability are deducted from the fair value on initial recognition.

vi) Secured Financing and Secured Borrowings

In the course of financing its business and part of its trading activities, the Group and Company enter into arrangements which involve the sale of securities with agreements to repurchase, the purchase of securities with resale agreements, the lending of securities with collateral received and the borrowing of securities with collateral given.

Securities received by the Group and Company under resale arrangements and securities borrowing arrangements are generally not recognised on the consolidated statement of financial position.

Securities pledged or sold by the Group and Company under sale and repurchase agreements and securities lending arrangements are generally not derecognised from the consolidated statement of financial position. Where cash collateralised, the resulting cash collateral balances repayable and accrued interest are designated at FVPL where the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed, evaluated and reported internally of a fair value basis; or at amortised cost if not so designated.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

d.   Fair Value

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Group and Company believes market participants would use in pricing the asset or liability at the measurement date.

Where the Group and Company manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, the Group and Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

In determining fair value, the Group and Company use various valuation approaches and establish a hierarchy for inputs used in measuring fair value that require the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Group and Company. Unobservable inputs are inputs that reflect assumptions the Group and Company believe other market participants would use in pricing the asset or liability, that are developed based on the best information available in the circumstances.

The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest level:

- Level 1 - Quoted prices (unadjusted) in an active market for identical assets or liabilities

Valuations based on quoted prices in active markets that the Morgan Stanley Group has the ability to access for identical assets or liabilities. Valuation adjustments, block discounts and discounts for equity-specific and contractual restrictions that would not transfer to market participants are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement.

- Level 2 - Valuation techniques using observable inputs

Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, significant market inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs.

- Level 3 - Valuation techniques with significant unobservable inputs

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised by the Group and Company in determining fair value is greatest for instruments categorised in Level 3 of the fair value hierarchy.

The Group and Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower Level of the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the total fair value amount is disclosed in the level appropriate for the lowest level input that is significant to the total fair value of the asset or liability.

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Year ended 31 December 2024

For assets and liabilities that are transferred between levels in the fair value hierarchy during the period, fair values are ascribed as if the assets or liabilities had been transferred as of the beginning of the period.

Valuation Techniques

Many cash instruments and OTC derivative contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. The Group and Company carry positions at the point within the bid-ask range that meets its best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments and OTC derivative contracts is derived using pricing models. Pricing models take into account the contract terms, as well as multiple inputs including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, creditworthiness of the Group and Company, option volatility and currency rates.

Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality, model uncertainty and concentration risk in order to arrive at fair value.

Adjustments for liquidity risk adjust model-derived mid-market levels of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions.

The Group and Company apply CVA to their Borrowings (primarily structured notes) which are designated at FVPL and to OTC derivatives. The Group and Company consider the impact of changes in own credit spreads based upon observations of the secondary bond market spreads when measuring the fair value for borrowings. For OTC derivatives, the impact of changes in both the Group's and the counterparty's credit rating is considered when measuring fair value. In determining the expected exposure, the Group and Company simulate the distribution of the future exposure to a counterparty, then apply market-based default probabilities to the future exposure, leveraging external third-party CDS spread data. Where CDS spread data are unavailable for a specific counterparty, bond market spreads, CDS spread data based on the counterparty's credit rating or CDS spread data that reference a comparable counterparty may be utilised. The Group also considers collateral held and legally enforceable master netting agreements that mitigate its exposure to each counterparty.

The Group incorporates Funding Valuation Adjustment ("FVA") into the fair value measurements of OTC uncollateralised or partially collateralised derivatives and in collateralised derivatives where the terms of the agreement do not permit the re-use of the collateral received. In general, the FVA reflects a market funding risk premium inherent in the noted derivative instruments. The methodology for measuring FVA leverages the Group and Company's existing credit-related valuation adjustment calculation methodologies, which apply to both assets and liabilities.

Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible.

The Group and Company may apply a concentration adjustment to certain of their OTC derivative portfolios to reflect the additional cost of closing out a particularly large risk exposure. Where possible, these adjustments are based on observable market information but in many instances significant judgement is required to estimate the costs of closing out concentrated risk exposures due to the lack of liquidity in the marketplace.

Valuation Process

VC within Finance is responsible for ensuring that the inventory carried at fair value in the Group and Company's financial statements and associated disclosures is presented in

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Year ended 31 December 2024

accordance with applicable accounting standards. VC is independent of the Business Units and reports to the Chief Financial Officer of the Morgan Stanley Group ("CFO") globally and the EMEA CFO regionally, who have final authority over the valuation of the Group's inventory. VC implements valuation control processes designed to validate the fair value of the Group's financial instruments measured at fair value including those derived from pricing models.

Model Control: VC, in conjunction with Model Risk Management ("MRM"), which reports to the CRO, independently reviews valuation models. VC is responsible for reviewing that the model valuation methodology is appropriate, model inputs and valuations are consistent with accounting standards and an independent price verification can be performed. The Group and Company generally subject valuations and models to a review process initially and on a periodic basis thereafter.

Independent Price Verification: The Business Units are responsible for determining the fair value of financial instruments using approved valuation models and valuation methodologies. Generally on a monthly basis, VC performs an independent review of the valuation in the books and records by determining the appropriateness of the inputs used by the Business Units and by testing compliance with the documented valuation methodologies approved in the model review process described above. External pricing data used to validate the valuation must meet minimum quality standards set by VC.

The results of this independent price verification and any adjustments made to the fair value generated by the Business Units are presented to management of the MSI Group's business segments (i.e. Institutional Securities and Investment Management), the Morgan Stanley CFO, the EMEA CFO regionally, and the CRO on a regular basis.

VC reviews the models and valuation methodology used to price new material Level 2 and Level 3 transactions and both Finance and MRM must approve the fair value of the trade that is initially recognised.

Gains and Losses on Inception

In the normal course of business, the fair value of a financial instrument on initial recognition is the transaction price (i.e. the fair value of the

consideration given or received). In certain circumstances, however, the fair value will be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group and Company recognises a gain or loss on inception of the transaction.

When the use of unobservable market data has a significant impact on determining fair value at the inception of the transaction, the entire initial gain or loss indicated by the valuation technique as at the transaction date is not recognised immediately in the consolidated income statement but is deferred and recognised over the life of the instrument or is recognised instead when the market data becomes observable or on maturity or disposal of the instrument.

For further information, see note 30(e).

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Certain of the Group and Company's assets and liabilities may be measured at fair value on a non-recurring basis. The Group and Company incur losses or gains for any adjustments of these assets or liabilities to fair value.

For assets and liabilities measured at fair value on a non-recurring basis, fair value is determined by using various valuation approaches. The same hierarchy for inputs as described above, which requires that the observable inputs be used when available, is used in measuring fair value for these items.

e. **Modification and derecognition of financial assets and liabilities**

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risk and rewards of ownership of the asset.

If the asset has been transferred, and the Group neither transfers nor retains substantially all of the risks and rewards of the asset, then the Group determines whether it has retained control of the asset.

If the Group has retained control of the asset, it continues to recognise the financial asset to the extent of its continuing involvement in the financial asset. If the Group has not retained

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NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

control of the asset, it derecognises the asset and separately recognises any rights or obligations created or retained in the transfer.

The renegotiation or modification of the contractual cash flows of a financial instrument can lead to derecognition where the modification is "substantial", determined by qualitative assessment of whether the revised contractual terms of a financial instrument, such as a loan, are significantly different from those of the original financial instrument. In the event that the qualitative assessment is unclear, a quantitative 10% cash flow test is performed.

Where modifications do not result in derecognition of the financial instrument, the gross carrying amount of the financial instrument is recalculated and a modification gain/(loss) is recognised in the income statement.

Upon derecognition of a financial asset, the difference between the previous carrying amount and the sum of any consideration received, together with the transfer of any cumulative gain/loss previously recognised in equity, are recognised in the income statement within 'Net gains/(losses) on derecognition of financial assets measured at amortised cost and FVOCI', and within 'Net gains/(losses) from financial instruments at fair value through profit or loss' for financial assets which are measured at FVPL.

The Group derecognises financial liabilities when the Group's obligations are discharged or cancelled or when they expire.

f.   Impairment of Financial Instruments

The Group recognises ECL for the following financial instruments that are not measured at FVPL:

- financial assets measured at amortised cost;

- loan commitments, except those that can be net settled in cash or with another financial instrument; and

- financial guarantees.

Measurement of ECL

The Group and Company applies a three stage approach to measuring ECLs based on the change in credit risk since initial recognition:

- *Stage 1:* if the credit risk of the financial instrument at the reporting date has not increased significantly since initial recognition, then the loss allowance is calculated as the

lifetime cash shortfalls that will result if a default occurs in the next 12 months, weighted by the probability of that default occurring.

- *Stage 2:* if there has been a significant increase in credit risk ("SICR") since initial recognition, the loss allowance is calculated as the ECL over the remaining life of the financial instrument. If it is subsequently determined that there has no longer been a SICR since initial recognition, then the loss allowance reverts to reflecting 12 month expected losses.

- *Stage 3:* if there has been a SICR since initial recognition and the financial instrument is deemed credit-impaired (see below for definition of credit-impaired), the loss allowance is calculated as the ECL over the remaining life of the financial instrument. If it is subsequently determined that there has no longer been a SICR since initial recognition, then the loss allowance reverts to reflecting 12 month expected losses.

Notwithstanding the above, for trade receivables a lifetime ECL is always calculated, without considering whether a SICR has occurred.

Assessment of SICR

When assessing SICR, the Group considers both quantitative and qualitative information and analysis based on the Group and Company's historical experience and expert credit risk assessment, including forward-looking information.

The determination of a SICR is generally based on changes in the probability of default ("PD"), in conjunction with a rebuttable presumption that a SICR has occurred if a financial asset is more than 30 days past due.

Calculation of ECL

ECL is calculated using three main components:

- *PD:* for accounting purposes, the 12 month and lifetime PD represent the expected point-in-time probability of a default over the next 12 months and over the remaining lifetime of the financial instrument respectively, based on conditions existing at the balance sheet date and future economic conditions.

- *Loss given default ("LGD"):* the LGD represents expected loss conditional on default, taking into account the mitigating

76

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NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

effect of collateral, including the expected value of the collateral when realised and the time value of money.

- *Exposure at default ("EAD"):* this represents the expected EAD, taking into account the expected repayment of principal and interest from the balance sheet date to the date of default event together with any expected drawdowns of the facility over that period.

These parameters are generally derived from internally developed statistical models, incorporating historical, current and forward-looking macro-economic data and country risk expert judgement. The macro-economic scenarios are reviewed quarterly.

The 12 month ECL is equal to the sum over the next 12 months of quarterly PD multiplied by LGD and EAD, with such expected losses being discounted at the effective interest rate. Lifetime ECL is calculated using the discounted present value of total quarterly PDs multiplied by LGD and EAD, over the full remaining life of the facility.

When measuring ECLs, the Group and Company consider multiple scenarios, except where practical expedients are used to determine ECL. Practical expedients are used where they are consistent with the principles described above.

ECL on certain trade receivables are calculated using a 'matrix' approach which reflects the previous history of credit losses on these financial assets, applying different provision levels based on the age of the receivable. The simplified ECL approach is applied to Trade receivables where a lifetime ECL is always calculated. Alternatively where there is a history of no credit losses, and where this is expected to persist into the future for structural or other reasons, such as collateral or other credit enhancement, it may be determined that the ECL for a financial instrument is *de minimis* (highly immaterial) and it may not be necessary to recognise the ECL.

The Group and Company measure ECL on an individual asset basis and has no purchased or originated credit-impaired financial assets.

Presentation of ECL

ECL is recognised in the consolidated income statement within 'Net impairment loss on financial instruments'.

Credit-impaired Financial Instruments

In assessing the impairment of financial instruments under the ECL model, the Group and Company define credit-impaired financial instruments in accordance with the Credit Risk Management Department's policies and procedures. A financial instrument is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred..

Definition of Default

In assessing the impairment of financial instruments under the ECL model, the Group and Company defines default in accordance with the Credit Risk Management Department's policies and procedures. This considers whether the borrower is unlikely to pay its credit obligations to the Group or Company in full and takes into account qualitative indicators, such as breaches of covenants. The definition of default also includes a presumption that a financial asset which is more than 90 days past due has defaulted.

Write-offs

Loans and debt securities are written off (either partially or in full) when they are deemed uncollectible. Financial assets that are written off could still be subject to enforcement activities for recoveries of amounts due.

g.   Revenue Recognition

Revenues are recognised when the promised goods or services are delivered to the Group's customers, in an amount that is based on the consideration the Group expects to receive in exchange for those goods or services when such amounts are not probable of significant reversal.

Investment Banking

Revenue from investment banking activities consists of revenues earned from underwriting primarily equity and fixed income securities and advisory fees for mergers, acquisitions, restructuring and advisory assignments.

Underwriting revenues are generally recognised on trade date, if there is no uncertainty or contingency related to the amount to be paid. Underwriting costs are deferred and recognised when the related underwriting revenues are recorded.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

Advisory fees are recognised over time based on estimated progress of work as advice is provided to the client and is not probable of a significant reversal. Advisory expenses are recognised as incurred, including when reimbursed.

Fee and Commission Income

Fee and commission income results from transaction-based arrangements in which the client is charged a fee for the execution of transactions. Such revenues primarily arise from transactions in equity securities; services related to sales and trading activities; futures, insurance products and options. Fee and commission income is recognised on trade date when the performance obligation is satisfied.

Fee and commission income in the consolidated income statement includes investment management fees, sales commissions, placement fees, advisory fees and syndication fees when the performance obligation is satisfied.

h.   Fees and Commission Expense

Fees and commission expense in the consolidated income statement include transaction and service fees. Amounts are recognised as the related services are received.

i.   Income Tax

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is calculated based on taxable profit for the year. Taxable profit may differ from profit/(loss) before taxation as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Taxable profit is also adjusted if it is considered that it is not probable that a taxation authority will accept an uncertain tax treatment. The Group and Company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting date. Current tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to other comprehensive income or equity, in which case the current tax is also recorded within other comprehensive income or equity respectively.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probably that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group and Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and limited to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to other comprehensive income or equity, in which case the deferred tax is reflected within other comprehensive income or equity, respectively.

Current tax assets are offset against current tax liabilities when there is a legally enforceable right to set off current tax assets against current tax liabilities and the Group or Company intends to settle its current tax assets and current tax liabilities on a net basis or to realise the asset and settle the liability simultaneously. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and current tax liabilities on a net basis.

The income tax effect of distributions are recognised in the consolidated income statement, other comprehensive income or equity dependent on where those past transactions that generated the distributable profits were recognised. The income tax effect of coupons of AT1 instruments accounted for as

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

distributions are recognised in the consolidated income statement.

The Group is subject to the OECD Pillar Two Model Rules legislation that is effective from 1 January 2024. The Group has applied the mandatory exception to deferred tax recognition and disclosure as provided in the amendments to IAS 12: International Tax Reform - Pillar Two Model Rules.

j. Provisions, contingent liabilities and commitments

Provisions are recognised when the Group or Company has an identified present obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle that obligation and when a reliable estimate can be made of the amount of the obligation.

A contingent liability is a possible obligation, that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group or a present obligation that arises from past events but is not recognised because either an outflow of economic benefits is not probable or the amount of the obligation cannot be reliably measured.

A commitment is any legal obligation to potentially make or receive cash payments or transfer cash.

k. Offsetting of Financial Assets and Financial Liabilities

Where there is a current legally enforceable right to set off the recognised amounts and an intention to either settle on a net basis or to realise the asset and the liability simultaneously, financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position. In the absence of such conditions, financial assets and financial liabilities are presented on a gross basis.

l. Employee Compensation Plans

Equity-settled Share-based Compensation Plans

Morgan Stanley issues awards in the form of restricted stock units ("RSUs") to employees of the Morgan Stanley Group for services rendered to the Group and Company. Awards are equity-settled and the cost of the equity-based transactions with employees is measured based on the fair value of the equity instruments at grant date. The fair value of RSUs is based on the market price of Morgan Stanley common stock, measured as the volume-weighted average price on the date of grant ("VWAP"). The fair value of RSUs not entitled to dividends until conversion is measured at VWAP reduced by the present value of dividends expected to be paid on the underlying shares prior to the scheduled conversion date.

Awards generally contain clawback and cancellation provisions. Certain awards provide Morgan Stanley the discretion to clawback or cancel all or a portion of the award under specified circumstances. Where award terms are considered subjective, a grant date cannot be established, and compensation for these awards is adjusted for changes in the fair value of the Morgan Stanley's common stock until conversion. Following amendments to clarify specific subjective award terms from April 2023, a grant date for the awards was established such that compensation expense for those awards is no longer adjusted for changes in the fair value of Morgan Stanley's common stock.

The Group and Company recognise compensation costs over the relevant vesting period for each separately vesting portion of the award. An estimation of awards that will be forfeited prior to vesting due to the failure to satisfy service conditions is considered in calculating the total compensation cost to be amortised over the relevant vesting period.

Under Morgan Stanley Group chargeback agreements, the Group and Company pay Morgan Stanley for the procurement of shares. The Group and Company pay Morgan Stanley the grant date fair value.

Share based compensation expense is recorded within 'Operating expense' in the consolidated income statement.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

m. Post-employment Benefits

The Group and Company operates defined contribution and defined benefit post-employment plans.

Contributions due in relation to defined contribution post-employment plans are recognised in 'Direct staff costs' within 'Operating expense' in the consolidated income statement when payable.

For the Group's and Company's defined benefit post-employment plans, the plan obligations are measured on an actuarial basis in accordance with the advice of an independent qualified actuary using the projected unit credit method and discounted at a rate that reflects the estimated settlement of the post-employment benefit obligations. Plan assets are measured at their fair value at the reporting date. For each defined benefit plan, a surplus or deficit of plan assets over liabilities is recognised in the consolidated and the Company statement sof financial position as an asset or a liability respectively. If the fair value of the plan assets is higher than the present value of the defined benefit obligation, the measurement of the resulting defined benefit asset is limited to the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. The current service costs and any past service costs together with the net interest on the net defined benefit obligation/asset is charged to 'Direct Staff costs' within 'Operating expense' in the consolidated income statement. Remeasurements that arise in calculating the Group and Company's obligation in respect of a plan are recognised in other comprehensive income, in the period in which they occur.

The Group and Company participate in a defined benefit plan operated by another Morgan Stanley affiliate. The Group and Company recognise recharges for the net defined benefit cost of the plan as a whole under inter-affiliate contractual agreements.

Details of the plans are given in note 33 to the financial statements.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

4. NET GAINS FROM FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

in $ millions	2024	2023
Assets and liabilities held for trading	6,820	7,047
Non-trading financial assets at FVPL		
Secured financing	370	293
Investment securities	29	65
Trade and other receivables - prepaid OTC contracts	76	75
Total non-trading financial assets at FVPL	**475**	**433**
Financial liabilities designated at FVPL		
Secured borrowing	(733)	(503)
Trade and other payables - prepaid OTC contracts	(92)	(40)
Debt and other borrowings - issued structured notes	488	(1,315)
Total financial liabilities designated at FVPL	**(337)**	**(1,858)**
Net gains from financial instruments at fair value through profit or loss	**6,958**	**5,622**

Non-trading financial assets at FVPL and financial liabilities designated at FVPL are frequently economically hedged with trading financial instruments. Accordingly, gains or losses that are reported in net income from other financial instruments held at fair value can be partially offset by gains or losses reported in 'Assets and liabilities held for trading'.

5. FEE AND COMMISSION INCOME

in $ millions	2024	2023
Investment banking(1)	938	626
Commission income	834	706
Trust and other fiduciary activities	149	129
Other fee and commission income	360	368
Total fee and commission income	**2,281**	**1,829**
Of which, revenue from contracts with customers	*2,491*	*1,941*

(1) Includes advisory and underwriting revenues

Total fee and commission income is stated after the transfer of revenues totalling $210 million (2023: $112 million) to other Morgan Stanley Group undertakings. These transfers are in accordance with the Morgan Stanley Group Global Transfer Pricing Policy, and do not relate to revenue from contracts with customers (refer to note 34).

6. INTEREST INCOME AND INTEREST EXPENSE

The table below presents interest income and expense by accounting classification. Interest income and expense is calculated using the effective interest rate method for financial assets and financial liabilities measured at amortised cost.

in $ millions	2024	2023
Financial assets measured at amortised cost	**4,123**	**5,025**
Trading financial assets	411	399
Non-trading financial assets at FVPL	8,163	6,036
Financial assets measured at FVPL	**8,574**	**6,435**
Total interest income	**12,697**	**11,460**
Of which, negative interest income	*(118)*	*(44)*
Financial liabilities measured at amortised cost	**8,763**	**8,645**
Financial liabilities designated at FVPL	**5,622**	**3,729**
Total interest expense	**14,385**	**12,374**
Of which, positive interest expense	*(135)*	*(16)*

The recognition of negative interest income and positive interest expense may result from transactions in certain currencies which may at times have negative interest rates. In addition, 'Interest income' includes fees paid on securities borrowed transactions. 'Interest expense' includes fees received on securities loaned and fees from prime brokerage customers for stock loan transactions incurred to cover customers' short positions.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

7. OPERATING EXPENSE

in $ millions	2024	2023
Direct staff costs	1,200	1,188
Management charges from other Morgan Stanley Group undertakings relating to staff costs	604	614
Staff-related expenses	**1,804**	**1,802**
Management charges from other Morgan Stanley Group undertakings relating to other services	1,491	1,431
Brokerage fees	994	795
Administration and corporate services	101	94
Professional services	127	143
UK Bank Levy	51	44
Other taxes	710	664
Commission and other similar arrangements	255	256
Auditor's remuneration:		
Fees payable to the Company's auditor and its associates for the audit of the Company's annual financial statements	3	4
Fees payable to the Company's auditor and its associates for other services to the Group [1]	2	1
Other	79	47
Non-staff related expenses	**3,813**	**3,479**
Total operating expense	**5,617**	**5,281**

(1) Fees payable to the Company's auditor for other services in 2024 comprise $44 thousand for the audit of the Company's subsidiaries (2023: $45 thousand) and $1.7 million for other assurance services (2023: $483 thousand).

The Group employs staff directly and also uses the services of staff who are employed by other Morgan Stanley Group undertakings.

Further information regarding employee compensation plans is provided in note 32.

The average number of employees of the Group, including Directors, is analysed below:

	Number	
	2024	2023
Institutional Securities and Investment Management	2,006	2,111
Support services	86	83
	2,092	**2,194**

Direct staff costs, including the Directors, are analysed below:

in $ millions	2024	2023
Wages and salaries	1,007	1,018
Social security costs	161	140
Pension costs	32	30
	1,200	**1,188**

The Group incurs management charges in respect of Directors' qualifying services provided by employees of other Morgan Stanley Group undertakings, included within 'Management charges from other Morgan Stanley Group undertakings relating to staff costs'.

The amount of remuneration received by Directors in respect of their qualifying services to the Group is disclosed in note 34.

8. INCOME TAX

in $ millions	2024	2023
Current tax		
UK corporation tax charge		
-current year	445	252
-prior year	(20)	(24)
Double taxation relief		
-current year	(191)	(135)
Overseas tax		
-current year	294	189
-prior year	1	(47)
Total Current tax	**529**	**235**
Deferred tax (benefit)/ expense		
Current year	5	4
Effect of changes in tax rates	—	—
Total Deferred tax	**5**	**4**
Income tax expense	**534**	**239**

Reconciliation of Effective Tax Rate

The Group's effective tax rate is sensitive to the geographic mix of profits and tax rates in non UK jurisdictions (including the net effect of foreign withholding taxes suffered by the Group), the additional 3% UK banking surcharge, as well as the non-deductibility of certain expenses for tax purposes.

Finance Act 2021 raised the UK main rate of corporation tax from 19% to 25% with effect from 1 April 2023. This impacts the tax charge in the current year.

Finance Act 2022 reduced the corporation tax surcharge rate from 8% to 3% with effect from 1 April 2023 and increased the surcharge allowance from £25 million to £100 million. This impacts the tax charge in the current year.

The current year income tax expense is lower (2023: lower) than that resulting from applying the average standard rate of corporation tax for banking companies in the UK for the year. The main differences are:

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

in $ millions	2024	2023
Profit before income tax	1,959	1,288
Income tax expense using the average standard rate of corporation tax for banking companies in the UK of 28% (2023: 27.75%)	549	358
Impact on tax of:		
Tax-deductible coupons on Additional Tier 1 capital instruments	(83)	(90)
Non-deductible UK Bank Levy	14	12
Other expenses:		
Other permanent differences	6	(15)
Movement in tax reserve	1	(48)
Group relief surrendered / (received) for no cash consideration	—	16
Effect of tax rates different to the consolidation rate	(6)	—
Net effect of foreign withholding taxes	79	42
Over provided in prior years	(19)	(24)
Tax exempt income	(7)	(12)
Impact of deferred tax rate change and other deferred tax adjustments	—	—
Total income tax expense in the consolidated income statement	**534**	**239**

The Group has a policy in place of surrendering tax-deductible losses ('group relief') to other members of the Morgan Stanley UK tax group (which consists of entities within the Group and the wider Morgan Stanley Group). The surrenders are for no cash consideration except for certain entities surrendering to the Company, where the cash consideration is equal to the amount of tax relief received.

Within the Group, a number of subsidiary companies generated tax-deductible losses that were surrendered both inside and outside the Group in the current and prior years.

In addition to the amount charged to the consolidated income statement, the aggregate amount of current and deferred tax relating to each component of other comprehensive income was as follows:

in $ millions	2024 Before tax	Tax charge [1]	Net of tax
Pension reserve:			
Remeasurement of net defined benefit liability	(1)	—	(1)
Foreign currency translation reserve:			
Foreign currency translation differences on foreign operations	(75)	—	(75)
Debt valuation reserve:			
Changes in fair value attributable to own credit risk on financial liabilities designated at fair value	(94)	24	(70)
Other comprehensive income	**(170)**	**24**	**(146)**

(1) The tax charge includes a $Nil million charge in relation to the impact of change in deferred tax rate

in $ millions	2023 Before tax	Tax charge [1]	Net of tax
Pension reserve:			
Remeasurement of net defined benefit liability	(1)	—	(1)
Foreign currency translation reserve:			
Foreign currency differences arising on translation of foreign operations	(8)	—	(8)
Net amount reclassified to consolidated income statement upon transfer of subsidiary	—	—	—
Debt valuation reserve:			
Changes in fair value attributable to own credit risk on financial liabilities designated at fair value	(258)	69	(189)
Other comprehensive income	**(267)**	**69**	**(198)**

(1) The tax charge includes a $nil million charge in relation to the impact of change in deferred tax rate

In addition to the amount charged to the consolidated income statement and the consolidated statement of comprehensive income, a $47 million benefit (2023: $25 million benefit) in relation to tax on share based payments and other miscellaneous items is recognised directly in the consolidated statement of changes in equity.

The Group has no current tax exposure in relation to the OECD Pillar Two Model Rules.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

9. FINANCIAL ASSETS AND FINANCIAL LIABILITIES BY MEASUREMENT CATEGORY

The following table analyses financial assets and financial liabilities presented in the Group's consolidated statement of financial position and the Company's statement of financial position by the IFRS 9 classifications as at 31 December 2024 and 31 December 2023.

2024 in $ millions	Group				Company			
	FVPL	FVPL designated	Amortised cost	Total	FVPL	FVPL designated	Amortised cost	Total
Cash and short term deposits	—	—	16,711	**16,711**	—	—	16,336	**16,336**
Trading financial assets	369,853	—	—	**369,853**	369,629	—	—	**369,629**
Secured financing:								
Cash collateral on securities borrowed	13,161	—	—	**13,161**	13,161	—	—	**13,161**
Securities purchased under agreements to resell	89,833	—	—	**89,833**	89,833	—	—	**89,833**
Other secured financing	12,459	—	—	**12,459**	12,459	—	—	**12,459**
Loans and advances	7	—	76	**83**	7	—	33	**40**
Investment securities	27	—	—	**27**	26	—	—	**26**
Trade and other receivables	559	—	74,578	**75,137**	559	—	74,762	**75,321**
Total financial assets	**485,899**	**—**	**91,365**	**577,264**	**485,674**	**—**	**91,131**	**576,805**
Bank loans and overdrafts	—	—	2	**2**	—	—	2	**2**
Trading financial liabilities	319,056	—	—	**319,056**	319,056	—	—	**319,056**
Secured borrowings:								
Cash collateral on securities loaned	—	20,688	6,852	**27,540**	—	20,688	6,852	**27,540**
Securities sold under agreements to repurchase	—	19,198	26,804	**46,002**	—	19,198	26,804	**46,002**
Other financial liabilities	—	26,851	4,674	**31,525**	—	26,851	4,449	**31,300**
Trade and other payables	—	348	77,554	**77,902**	—	348	77,563	**77,911**
Debt and other borrowings	—	16,014	23,509	**39,523**	—	16,014	23,523	**39,537**
Subordinated debt	**—**	**—**	11,798	**11,798**	**—**	**—**	11,798	**11,798**
Total financial liabilities	**319,056**	**83,099**	**151,193**	**553,348**	**319,056**	**83,099**	**150,991**	**553,146**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

2023 in $ millions	Group				Company			
	FVPL	FVPL designated	Amortised cost	Total	FVPL	FVPL designated	Amortised cost	Total
Cash and short term deposits	—	—	18,403	**18,403**	—	—	18,070	**18,070**
Trading financial assets	336,893	—	—	**336,893**	336,646	—	—	**336,646**
Secured financing:								
Cash collateral on securities borrowed	14,502	—	—	**14,502**	14,502	—	—	**14,502**
Securities purchased under agreements to resell	90,195	—	—	**90,195**	90,129	—	—	**90,129**
Other secured financing	15,271	—	—	**15,271**	15,271	—	—	**15,271**
Loans and advances	—	—	133	**133**	—	—	103	**103**
Investment securities	126	—	—	**126**	125	—	—	**125**
Trade and other receivables	905	—	72,806	**73,711**	905	—	72,898	**73,803**
Total financial assets	**457,892**	**—**	**91,342**	**549,234**	**457,578**	**—**	**91,071**	**548,649**
Bank loans and overdrafts	—	—	2	**2**	—	—	2	**2**
Trading financial liabilities	274,538	—	—	**274,538**	274,538	—	—	**274,538**
Secured borrowings:								
Cash collateral on securities loaned	—	22,578	7,925	**30,503**	—	22,578	7,925	**30,503**
Securities sold under agreements to repurchase	—	19,284	33,016	**52,300**	—	19,284	33,016	**52,300**
Other financial liabilities	—	19,513	3,062	**22,575**	—	19,513	2,748	**22,261**
Trade and other payables	—	395	85,313	**85,708**	—	395	85,308	**85,703**
Debt and other borrowings	—	15,523	32,417	**47,940**	—	15,523	32,378	**47,901**
Subordinated debt	—	—	11,796	**11,796**	—	—	11,796	**11,796**
Total financial liabilities	**274,538**	**77,293**	**173,531**	**525,362**	**274,538**	**77,293**	**173,173**	**525,004**

Financial Liabilities Designated at FVPL

Cash collateral on securities loaned and securities sold under agreements to repurchase: These balances are classified as 'Designated at FVPL' where the financial liability forms part of a group of financial assets or financial liabilities or both, which are managed, evaluated and reported internally on a fair value basis; otherwise, they are classified as 'Financial liabilities at amortised cost'.

Other financial liabilities: Liabilities arising as a result of continuing recognition of certain financial assets and the simultaneous recognition of an associated financial liability. These financial liabilities arising from continuing recognition of certain financial assets are designated at FVPL in order to eliminate or significantly reduce an accounting mismatch which would otherwise arise or, where the financial liabilities form a part of a group of financial assets and financial liabilities which are managed, evaluated and reported on internally on a fair value basis.

Prepaid OTC contracts (included in 'Trade and other payables'): The risk on these financial instruments, is primarily hedged using trading financial instruments including equity securities and interest rate swaps. Prepaid contract liabilities are designated at FVPL as they form part of a group of financial assets and liabilities which are managed, evaluated and reported internally on a fair value basis.

Issued structured notes (included in 'Debt and other borrowings'): These relate to financial liabilities which arise from selling structured products, generally in the form of notes or certificates. The structured notes are designated at FVPL as the risks to which the Group is a contractual party are risk-managed on a fair value basis as part of the Group's trading portfolio and the risk is reported to key

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

management personnel on this basis. Refer to note 16 for more information.

The cumulative change in fair value recognised through other comprehensive income attributable to own credit risk for financial liabilities designated at FVPL at 31 December 2024 is a loss of $512 million (2023: loss of $425 million). During the year, a loss of $8 million (2023: loss of $8 million) was realised as a result of the derecognition of such financial liabilities and was transferred from the 'Debt valuation adjustment reserve' to 'Retained earnings'.

The Group determines the amount of changes in fair value attributable to changes in counterparty credit risk or own credit risk, as relating to financial liabilities designated at FVPL, by first determining the fair value including the impact of counterparty credit or own credit risk, and then deducting those changes in fair value representing managed market risk. In determining fair value, the Group considers the impact of changes in own credit spreads based upon observations of the secondary bond market spreads when measuring the fair value for issued structured notes. The Group considers that this approach most faithfully represents the amount of change in fair value due to both counterparty credit risk and the Group's own credit risk.

The carrying amount of financial liabilities designated at FVPL for which the effect of changes in those liabilities' credit risk is presented within other comprehensive income was $781 million lower than the contractual amount due at maturity (2023: $630 million lower).

10. TRADING FINANCIAL ASSETS AND LIABILITIES

Group	2024		2023	
in $ millions	Assets	Liabilities	Assets	Liabilities
Government debt securities	12,176	6,164	8,725	8,357
Corporate and other debt	7,905	2,672	14,922	5,100
Corporate equities	68,566	24,902	75,508	22,321
Derivatives (see note 11)	281,206	285,318	237,738	238,760
	369,853	**319,056**	**336,893**	**274,538**

Company	2024		2023	
in $ millions	Assets	Liabilities	Assets	Liabilities
Government debt securities	12,176	6,164	8,725	8,357
Corporate and other debt	7,681	2,672	14,673	5,100
Corporate equities	68,566	24,902	75,508	22,321
Derivatives (see note 11)	281,206	285,318	237,740	238,760
	369,629	**319,056**	**336,646**	**274,538**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

11. DERIVATIVES

Group	2024				2023			
in $ millions	Bilateral OTC	Cleared OTC	Listed derivative contracts	Total	Bilateral OTC	Cleared OTC	Listed derivative contracts	Total
Derivative assets:								
Interest rate contracts	70,787	23	8	**70,818**	72,669	7,853	41	**80,563**
Credit contracts	8,963	1,522	—	**10,485**	7,068	2,100	—	**9,168**
Foreign exchange and gold contracts	133,536	4,425	—	**137,961**	92,967	2,575	—	**95,542**
Equity contracts	49,622	—	7,658	**57,280**	39,533	—	6,937	**46,470**
Commodity contracts	4,193	—	469	**4,662**	5,399	—	596	**5,995**
	267,101	**5,970**	**8,135**	**281,206**	**217,636**	**12,528**	**7,574**	**237,738**
Derivative liabilities:								
Interest rate contracts	71,659	37	14	**71,710**	75,755	6,409	50	**82,214**
Credit contracts	8,295	1,634	—	**9,929**	7,414	2,135	—	**9,549**
Foreign exchange and gold contracts	132,847	4,090	10	**136,947**	87,979	2,738	16	**90,733**
Equity contracts	55,618	—	6,282	**61,900**	44,279	—	5,891	**50,170**
Commodity contracts	4,359	—	473	**4,832**	5,177	—	917	**6,094**
	272,778	**5,761**	**6,779**	**285,318**	**220,604**	**11,282**	**6,874**	**238,760**

Company	2024				2023			
in $ millions	Bilateral OTC	Cleared OTC	Listed derivative contracts	Total	Bilateral OTC	Cleared OTC	Listed derivative contracts	Total
Derivative assets:								
Interest rate contracts	70,787	23	8	**70,818**	72,669	7,853	41	**80,563**
Credit contracts	8,963	1,522	—	**10,485**	7,068	2,100	—	**9,168**
Foreign exchange and gold contracts	133,536	4,425	—	**137,961**	92,969	2,575	—	**95,544**
Equity contracts	49,622	—	7,658	**57,280**	39,533	—	6,937	**46,470**
Commodity contracts	4,193	—	469	**4,662**	5,399	—	596	**5,995**
	267,101	**5,970**	**8,135**	**281,206**	**217,638**	**12,528**	**7,574**	**237,740**
Derivative liabilities:								
Interest rate contracts	71,659	37	14	**71,710**	75,755	6,409	50	**82,214**
Credit contracts	8,295	1,634	—	**9,929**	7,414	2,135	—	**9,549**
Foreign exchange and gold contracts	132,847	4,090	10	**136,947**	87,979	2,738	16	**90,733**
Equity contracts	55,618	—	6,282	**61,900**	44,279	—	5,891	**50,170**
Commodity contracts	4,359	—	473	**4,832**	5,177	—	917	**6,094**
	272,778	**5,761**	**6,779**	**285,318**	**220,604**	**11,282**	**6,874**	**238,760**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

12. TRADE AND OTHER RECEIVABLES

	Group		Company	
in $ millions	2024	2023	2024	2023
Trade and other receivables (amortised cost)				
Trade receivables:				
Contracts with customers	162	122	162	122
Due from other Morgan Stanley Group undertakings	36,017	33,026	36,378	33,336
Trading receivables	34,622	36,200	34,536	36,151
Less: ECL	(44)	(50)	(44)	(50)
	70,757	**69,298**	**71,032**	**69,559**
Other receivables[1]:				
Held at exchanges	3,613	3,340	3,389	3,132
Due from other Morgan Stanley Group undertakings	202	168	335	207
Other amounts receivable	107	114	66	114
	3,922	**3,622**	**3,790**	**3,453**
	74,679	**72,920**	**74,822**	**73,012**
Trade and other receivables (FVPL)				
Prepaid OTC contracts	223	387	223	387
Other	336	518	336	518
	559	**905**	**559**	**905**
Total	**75,238**	**73,825**	**75,381**	**73,917**

(1) There was no ECL on these amounts as at 31 December 2024 or 31 December 2023.

13. INVESTMENT IN SUBSIDIARIES

Composition of the Group

Details of all subsidiary undertakings are provided in the Appendix, including changes in holdings of subsidiaries.

Company

in $ millions	2024	2023
Cost		
At 1 January	1,257	1,268
Capital Infusion	97	—
Disposals	—	—
Dissolution	—	(11)
At 31 December	**1,354**	**1,257**
Impairment Provisions		
At 1 January	(1,129)	(1,136)
Provisions made in the year	(86)	(4)
Disposals	—	—
Dissolution	—	11
At 31 December	**(1,215)**	**(1,129)**
Carrying Amount		
At 31 December	**139**	**128**

On 19 September 2024, the Directors approved a $87 million capital infusion into Morgan Stanley Langton Limited, a direct subsidiary of the Company. The Company impaired its investment in this subsidiary by $86 million. This change had no impact to the Group.

All subsidiaries are included in the Group's consolidated financial statements.

14. INTERESTS IN STRUCTURED ENTITIES

The Group is involved with various special purpose entities in the normal course of business. In most cases, these entities are deemed to be structured entities. The Group's interests in structured entities include certain debt and equity interests, commitments, guarantees, and derivative instruments.

The Group's involvement with structured entities arises primarily from:

- Loans made to, and investments in, structured entities that hold debt, equity, real estate or other assets;

- Interests purchased in connection with market-making activities and retained interests held as a result of securitisation activities, including re-securitisation transactions;

- Structuring of asset-repackaged notes designed to meet the investment objectives of clients; and

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

- Certain derivatives entered into with structured entities.

The risks associated with derivatives entered into with structured entities are essentially the same as similar derivatives with non-structured entity counterparties and are managed as part of the Company's overall derivative exposure.

The Group determines whether it controls, and therefore should consolidate, a structured entity upon its initial involvement with the structured entity and reassesses whether it should continue to consolidate on an ongoing basis, as long as it has any continuing involvement with the structured entity. Control is the ability to direct the activities of the entity which most significantly affect the returns of the entity and to determine the parties which benefit from these returns. Control can be exercised by a number of mechanisms, including the ability to direct the activities of the entity at the time of establishment, to manage the assets of the entity and to determine the time and method of its termination. The identification of control is based upon an analysis of the design of the structured entity, including the structured entity's structure and activities; assessment of the significance of the powers to make economic decisions which are held by the Group and its related parties and whether such powers may be used to affect its investor returns; and consideration of the significance of direct and indirect interests in the structured entity which are held by the Group and its related parties.

Consolidated Structured Entities

The table below shows information about the structured entities which the Group consolidated. Consolidated structured entity assets and liabilities are presented after intercompany eliminations and include assets financed on a non-recourse basis.

2024 in $ millions	Client intermediation	Mortgage and asset-backed securitisations	Total
Assets of structured entities	—	316	**316**
Liabilities of structured entities	—	224	**224**
2023			
Assets of structured entities	94	471	**565**
Liabilities of structured entities	93	248	**341**

Unconsolidated Structured Entities

The Group has interests in structured entities that the Group does not control and which are therefore not consolidated.

The table below shows certain non-consolidated structured entities in which the Group has an interest at 31 December 2024 and at 31 December 2023. The table includes all structured entities in which the Group has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria. In addition the table includes structured entities sponsored by unrelated parties, as well as structured entities sponsored by the Group; an example of the Group's involvement with these structured entities is its secondary market-making activities.

The Group's maximum exposure to loss is dependent on the nature of the Group's interest in the structured entity and is limited to notional amounts of certain liquidity facilities, total return swaps, as well as the fair value of certain other derivatives and investments the Group has made in the structured entity. The reported exposure does not include the offsetting benefit of hedges, including total return swaps in relation to fund investments and other entities, or any reductions associated with the collateral held as part of a transaction with the structured entity or with any party to the structured entity. Where notional amounts are used to quantify the maximum exposure related to derivatives, such amounts do not reflect changes in fair value already recorded by the Group. Liabilities issued by structured entities generally are non-recourse to the Group.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

in $ millions	Client intermed-iation	Mortgage and asset-backed securitis-ations	Collateral-ised debt obligations	Total
31 December 2024				
Assets of the structured entity	15,768	7,253	850	**23,871**
Maximum exposure to loss:				
Debt and equity interests	237	349	17	**603**
Derivative and other contracts	3,347	—	—	**3,347**
Total maximum exposure to loss	**3,584**	**349**	**17**	**3,950**
Carrying value of interests - assets[1]:				
Debt and equity interests	237	349	17	**603**
Derivative and other contracts	1,609			**1,609**
Total carrying value of exposure to loss - assets	**1,846**	**349**	**17**	**2,212**
Carrying value of interests - liabilities[1]:				
Debt and equity interests	1,335			**1,335**
Derivative and other contracts	420			**420**
Total carrying value of exposure to loss - liabilities	**1,755**			**1,755**
Additional interests in structured entities - Other[2]				397

(1) The carrying value of the interests in structured entities are recognised in the consolidated statement of financial position in Trading financial assets or Trading financial liabilities - derivatives or Trading financial liabilities - Corporate and other debt.

(2) Primarily as a result of its secondary market-making activities, the Group owned additional securities issued by securitisation structured entities for which the maximum exposure to loss is less than the specific thresholds noted earlier.

in $ millions	Client intermed-iation	Mortgage and asset-backed securitis-ations	Collateral-ised debt obligations	Total
31 December 2023				
Assets of the structured entity	18,699	8,335	709	**27,743**
Maximum exposure to loss:				
Debt and equity interests	949	457	26	**1,432**
Derivative and other contracts	4,066	—	—	**4,066**
Total maximum exposure to loss	**5,015**	**457**	**26**	**5,498**
Carrying value of interests - assets[1]:				
Debt and equity interests	948	457	26	**1,431**
Derivative and other contracts	1,310	—	—	**1,310**
Total carrying value of exposure to loss - assets	**2,258**	**457**	**26**	**2,741**
Carrying value of interests - liabilities[1]:				
Debt and equity interests	1,363	—	—	**1,363**
Derivative and other contracts	446	—	—	**446**
Total carrying value of exposure to loss - liabilities	**1,809**	**—**	**—**	**1,809**
Additional interests in structured entities - Other[2]				631

(1) The carrying value of the interests in structured entities are recognised in the consolidated statement of financial position in Trading financial assets or Trading financial liabilities - derivatives or Trading financial liabilities - Corporate and other debt.

(2) Primarily as a result of its secondary market-making activities, the Group owned additional securities issued by securitisation structured entities for which the maximum exposure to loss is less than the specific thresholds noted earlier.

Client intermediation transactions represent a range of transactions designed to provide investors with returns based on the returns of underlying securities, referenced assets or indexes. The Group's involvement in these transactions is to act as the intermediary between the Structured Entity and the client, generally either through a derivative or by

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

intermediating financing.

Securitisation transactions generally involve structured entities. Primarily as a result of its secondary market-making activities, the Group owned additional securities issued by securitisation structured entities for which the maximum exposure to loss is less than the specific threshold noted earlier.

Collateralised Debt Obligations ("CDOs") are structured entities that purchase a pool of assets consisting of corporate loans ("collateralised loan obligations"), corporate bonds, Asset-backed Securities ("ABS") or synthetic exposures on similar assets through derivatives, and issue multiple tranches of debt and equity securities to investors. Although not obligated, the Group generally makes a market in the securities issued by structured entities in these transactions and may retain unsold securities. These beneficial interests are included in 'Trading financial assets' and are measured at fair value.

The Group's primary risk exposure is to the securities issued by the structured entity owned by the Group, with the risk highest on the most subordinate class of beneficial interests. These securities generally are included in 'Trading financial assets – corporate and other debt'. The Group does not provide additional support in these transactions through contractual facilities, such as liquidity facilities, guarantees or similar derivatives. The Group's maximum exposure to loss generally equals the fair value of the securities owned.

The Group has not provided financial support to, or otherwise agreed to be responsible for supporting financially, any unconsolidated structured entity.

Sponsored Unconsolidated Structured Entities

The Group considers itself the sponsor of certain non-consolidated structured entities where it was primarily involved in the establishment of a structured entity and where, additionally, the Group has been involved in the transfer of assets; servicer of the assets; ability to access the assets; marketing; managing activities; purchasing protection or providing explicit guarantees; when Morgan Stanley's name is associated with the structured entity or where market participants may generally expect Morgan Stanley to be associated with the structured entity.

In some sponsored entities, the Group has been involved with the structured entity through establishing the structured entity, marketing of products associated with the structured entity in its own name, and/ or through involvement in the design of the structured entity. The Group has no interest in or exposure to loss from these entities as at 31 December 2024 (2023: $nil).

During 2024, $2,287 million (2023: $666 million) of assets were transferred to sponsored structured entities. It is the investors in the structured entity, rather than the Group, that are exposed to the carrying value of assets transferred. The Group's exposure to the sponsored entities is limited to net amounts receivable from swap transactions with the entity and is not directly linked to the transferred assets themselves. The loss that the Group incurred in relation to transactions with sponsored entities during 2024 was $144 million (2023: loss of $45 million). Gains or losses are reported within 'Net gains from financial instruments at FVPL' in the consolidated income statement. The Group may hedge its exposure to these transactions and the gains or losses of this hedging activity are also presented within 'Net gains from financial instruments at FVPL', offsetting the gains or losses incurred.

15. TRADE AND OTHER PAYABLES

in $ millions	Group 2024	Group 2023	Company 2024	Company 2023
Trade and other payables (amortised cost)				
Trade payables	76,946	84,664	76,933	84,640
Other payables				
Due to other Morgan Stanley Group undertakings	1,054	1,003	1,210	1,050
Other amounts payable	69	120	60	109
Other taxation and social security	22	23	22	23
Accruals and Deferred Income	446	368	443	366
	78,537	**86,178**	**78,668**	**86,188**
Trade and other payables (designated at FVPL)				
Prepaid OTC contracts	348	395	348	395
	348	**395**	**348**	**395**
Total	**78,885**	**86,573**	**79,016**	**86,583**

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

16. DEBT AND OTHER BORROWINGS

in $ millions	Group 2024	2023
Debt and other borrowings (amortised cost)		
Other borrowings[1]	23,509	32,417
Debt and other borrowings (designated FVPL)		
Issued structured notes	16,014	15,523
Total	**39,523**	**47,940**

in $ millions	Company 2024	2023
Debt and other borrowings (amortised cost)		
Other borrowings[1]	23,523	32,378
Debt and other borrowings (designated FVPL)		
Issued structured notes	16,014	15,523
Total	**39,537**	**47,901**

(1) There is a floating charge over a pool of assets in favour of MSIUK to secure certain intercompany loans which MSIUK has provided to the Company and which are presented within 'Other borrowings'. The value of assets subject to this charge at 31 December 2024 was $23,363 million (2023: $29,967 million). The floating charge is limited to $18,138 million (2023: $32,086 million) being the amount of the funding received by MSI down the ownership chain into the Company.

17. SUBORDINATED DEBT

in $ millions	Group 2024	2023
Subordinated Debt (amortised cost)		
Subordinated debt	5,098	5,096
Senior subordinated debt	6,700	6,700
Total	**11,798**	**11,796**

As at 31 December 2024 and 31 December 2023, the Company's subordinated debt was the same as for the Group.

The amounts subject to subordinated debt agreements are wholly repayable as shown below:

in $ millions			2024	
Counterparty	Repayment date	Interest rate	Accrued interest	Balance
MSIUK	11 August 2032	SOFR[1] plus 1.44%	35	1,400
MSIUK	13 June 2033	SOFR[1] plus 2.34%	103	2,500
MSIUK	15 December 2034	SOFR[1] plus 2.29%	4	1,200

in $ millions			2023	
Counterparty	Repayment date	Interest rate	Accrued interest	Balance
MSIUK	11 August 2032	SOFR[1] plus 1.44%	38	1,400
MSIUK	13 June 2033	SOFR[1] plus 2.34%	106	2,500
MSIUK	15 December 2034	SOFR[1] plus 2.29%	4	1,200

(1) Secured Overnight Financing Rate ("SOFR")

The amounts subject to senior subordinated debt agreements are wholly repayable as shown below:

in $ millions			2024	
Counterparty	Repayment date	Interest rate	Accrued interest	Balance
MSIUK	30 January 2026[1]	MS Proxy[2]	—	6,700

in $ millions			2023	
Counterparty	Repayment date	Interest rate	Accrued interest	Balance
MSIUK	29 January 2025[1]	MS Proxy[2]	—	6,700

(1) The repayment date can be extended for 395 days on each business day but no later than 49 years from utilisation date.
(2) Interest rate at which Morgan Stanley is offering loans, in the relevant currency, to members of the Morgan Stanley Group on such day, which counterparties have acknowledged and agreed to apply to any loan, acting on an arm's length basis.

The senior subordinated debt, including accrued interest, may be bailed in by the BOE in certain circumstances.

The Group has not defaulted on principal, interest or breached any terms of its subordinated debt or senior subordinated debt during the year.

All amounts outstanding under subordinated debt agreements are repayable on the repayment date. Prepayment of the $2,500 million instrument, the $1,400 million instrument and the $1,200 million instrument is at the Company's discretion from the contractual call option date. PRA consent is required prior to any repayment.

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

18. PROVISIONS AND CONTINGENT LIABILITIES

in $ millions	Property	Litigation	Taxes	Total
At 1 January 2024	2	123	—	**125**
Additional provisions	—	5	23	**28**
Provisions utilised	—	(14)	—	**(14)**
Unused provisions reversed	—	(24)	(22)	**(46)**
Foreign exchange revaluation	—	(3)	1	**(2)**
At 31 December 2024	**2**	**87**	**2**	**91**

As at 31 December 2024 and 31 December 2023, the Company's and Group's provisions for litigation matters were the same as in the table above. As at 31 December 2024, the provisions for property matters for the Company were $2 million (31 December 2023: $1 million).

Litigation Matters

In addition to the matters described below, in the normal course of business, the Group has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a global diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the third-party entities that are, or would otherwise be, the primary defendants in such cases are bankrupt, in financial distress, or may not honour applicable indemnification obligations. These actions have included, but are not limited to, antitrust claims, and matters arising from the Group's sales and trading businesses and activities in the capital markets.

The Group is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental or other regulatory agencies regarding the Group's business, and involving, among other matters, sales, trading, financing, prime brokerage, market-making activities, investment banking advisory services, capital markets activities, financial products or offerings sponsored, underwritten or sold by the Group, wealth and investment management services, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, disgorgement, restitution, forfeiture, injunctions, limitations on the Group's ability to conduct certain business, or other relief.

The Group contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements and the Group can reliably estimate the amount of that loss, or the range of loss, the Group accrues an estimated loss by a charge to income, including with respect to certain of the individual proceedings or investigations described below.

The Group's legal expenses can, and may in the future, fluctuate from period to period, given the current environment regarding government or regulatory agency investigations and private litigation affecting global financial services firms, including the Group.

In many legal proceedings and investigations, it is inherently difficult to determine whether any loss is probable or more than remotely possible, or to estimate the amount of any loss. In addition, even where the Group has determined that a loss is probable or more than remotely possible, the Group may be unable to reliably estimate the amount of the loss or range of loss. It is particularly difficult to determine if a loss is probable or more than remotely possible, or to reliably estimate the amount of loss, where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, forfeiture, disgorgement or penalties. Numerous issues may need to be resolved in an investigation or proceeding before a determination can be made that a loss or additional loss (or range of loss or range of additional loss) is probable or more than remotely possible, or to reliably estimate the amount of loss, including through potentially lengthy discovery or determination of important factual matters, determination of issues related to class certification, the calculation of damages or other relief, and consideration of novel or unsettled legal questions relevant to the proceedings or investigations in question.

The Group has identified below any individual proceedings or investigations where the Group believes a material economic outflow to be more than remotely possible. In certain legal proceedings, in which the Group has determined that a material economic outflow is more than

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

remotely possible, the Group is unable to reliably estimate the loss or range of loss. There are other matters in which the Group has determined a loss or range of loss to be more than remotely possible, but the Group does not believe, based on current knowledge and after consultation with counsel, that such losses could have a material adverse effect on the Group's financial statements as a whole, although the outcome of such proceedings or investigations may significantly impact the Group's business or results of operations for any particular reporting period, or cause significant reputational harm.

The Group disclosure of the financial impact of litigation is made by individual matter, where material, except when it is not practicable or it is seriously prejudicial to do so.

While the Group has identified below certain proceedings or investigations that the Group believes to be material, individually or collectively, there can be no assurance that material losses will not be incurred from claims that have not yet been asserted or those where potential losses have not yet been determined to be probable or more than remotely possible.

On 5 October 2017, various institutional investors filed a claim against the Group and another bank in a matter now styled *Case number B-803-18* (previously *BS 99-6998/2017*), in the City Court of Copenhagen, Denmark concerning their roles as underwriters of the initial public offering ("IPO") in March 2014 of the Danish company OW Bunker A/S. The claim seeks damages of approximately DKK 529 million (approximately $76 million) plus interest in respect of alleged losses arising from investing in shares in OW Bunker, which entered into bankruptcy in November 2014. Separately, on 29 November 2017, another group of institutional investors joined the Group and another bank as defendants to pending proceedings in the High Court of Eastern Denmark against various other parties involved in the IPO in a matter styled *Case number B-2073-16*. The claim brought against the Group and the other bank has been given its own *Case number B-2564-17*. The investors claim damages of approximately DKK 767 million (approximately $111 million) plus interest from the Group and the other bank on a joint and several basis with the Defendants to these proceedings. Both claims are based on alleged prospectus liability; the second claim also alleges professional liability of banks acting as

financial intermediaries. On 8 June 2018, the City Court of Copenhagen, Denmark ordered that the matters now styled *Case number B-803-18, Case number B-2073-16*, and *Case number B-2564-17* (the "Cases") be heard together before the High Court of Eastern Denmark. On 1 July 2024, defendants reached a conditional settlement agreement with the plaintiffs in the Cases. A conditional settlement agreement was reached in an additional related claim to which the Morgan Stanley Group is not a party but which formed part of the complex of cases proceeding before the High Court of Eastern Denmark in connection with the bankruptcy of OW Bunker (*Case number B-407-17*). The conditional settlement agreements were conditioned upon approval of the settlement of *Case number B-407-17* by the 14th Division of the Danish Court of Appeal Eastern Division. Approval was granted on 26 August 2024, and the settlement agreements are now final.

The Group and other financial institutions are responding to a number of governmental investigations and civil litigation matters related to allegations of anticompetitive conduct in various aspects of the financial services industry, including the matters described below.

Beginning in February of 2016, the Group and certain Morgan Stanley Group affiliates were named as a defendant in multiple purported antitrust class actions now consolidated into a single proceeding in the United States District Court for the Southern District of New York ("SDNY") styled *In Re: Interest Rate Swaps Antitrust Litigation*. Plaintiffs allege, inter alia, that the Group and certain Morgan Stanley Group affiliates, together with a number of other financial institution defendants, violated US and New York state antitrust laws from 2008 through December of 2016 in connection with their alleged efforts to prevent the development of electronic exchange-based platforms for interest rate swaps trading. Complaints were filed both on behalf of a purported class of investors who purchased interest rate swaps from defendants, as well as on behalf of three operators of swap execution facilities that allegedly were thwarted by the defendants in their efforts to develop such platforms. The consolidated complaints seek, inter alia, certification of the investor class of plaintiffs and treble damages. On 28 July 2017, the court granted in part and denied in part the defendants' motion to dismiss the complaints. On 15 December 2023, the court denied the class

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

plaintiffs' motion for class certification. On 29 December 2023, the class plaintiffs petitioned the United States Court of Appeals for the Second Circuit for leave to appeal that decision. On 28 February 2024, the parties reached an agreement in principle to settle the class claims. On 11 July 2024, the court granted preliminary approval of the settlement.

On 21 February 2025, the UK Competition and Markets Authority announced a settlement with the Company and Morgan Stanley, as well as other financial institutions, in connection with its investigation of suspected anti-competitive arrangements in the financial services sector, specifically regarding the Company and Morgan Stanley's activities concerning certain liquid fixed income products between 2009 and 2012. Separately, on 16 June 2023, the Company and a Morgan Stanley Group undertaking were named as defendants in a purported antitrust class action in the United States District Court for the SDNY styled *Oklahoma Firefighters Pension and Retirement System v. Deutsche Bank Aktiengesellschaft, et al.*, alleging, inter alia, that the Company and a Morgan Stanley Group undertaking, together with a number of other financial institution defendants, violated US antitrust laws in connection with their alleged effort to fix prices of gilts traded in the United States between 2009 and 2013. The complaint seeks, inter alia, certification of the class of plaintiffs and treble damages. On 16 September 2024, the court granted defendants' joint motion to dismiss, and the complaint was dismissed without prejudice. The Company, the Morgan Stanley Group undertaking and certain other defendants have reached an agreement in principle to settle the US litigation. On 17 March 2025, the court granted preliminary approval of the settlement.

Tax Matters

The Group is responding to requests for information and documents from authorities in Germany related to the period 2006 to 2022, including from the Federal Tax Office and the Cologne Public Prosecutor, in relation to certain equities transactions over dividend record dates and related tax matters. The Group is cooperating with the relevant authorities.

In matters styled *Case number 15/3637* and *Case number 15/4353*, the Dutch Tax Authority ("Dutch Authority") challenged in the Dutch courts the prior set-off by a subsidiary undertaking of the Group of approximately €124 million (approximately $128 million) plus accrued interest of withholding tax credits against the subsidiary undertaking of the Group's corporation tax liabilities for the tax years 2007 to 2012. The Dutch Authority alleged that the subsidiary undertaking of the Group was not entitled to receive the withholding tax credits on the basis, inter alia, that the subsidiary undertaking of the Group did not hold legal title to certain securities subject to withholding tax on the relevant dates. On 26 April 2018, the District Court in Amsterdam issued a decision dismissing the Dutch Authority's claims with respect to certain of the tax years in dispute. On 12 May 2020, the Court of Appeal in Amsterdam granted the Dutch Authority's appeal in matters re-styled *Case number 18/00318* and *Case number 18/00319*. On 19 January 2024, the Dutch High Court granted the subsidiary undertaking of the Group's appeal in matters re-styled *Case number 20/01884* and referred the case to the Court of Appeal in The Hague. On 11 November 2024, the Morgan Stanley Group reached an agreement to settle the Dutch Authority's challenges for the tax years 2007 to 2012, and made payment of the prior set-off amounts and interest indicated above. The case has been withdrawn.

On 22 June 2021, Dutch criminal authorities sought various documents in connection with an investigation of the subsidiary undertaking of the Group related to the civil claims asserted by the Dutch Authority concerning the accuracy of the subsidiary of the Group's tax returns and the maintenance of its books and records for 2007 to 2012. The Dutch criminal authorities have requested additional information, and the Group is continuing to respond to them in connection with their ongoing investigation, and is engaging with them as the criminal process progresses.

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates and assumptions regarding the outcome of matters that are uncertain, including those relating to tax. The Group has reserves arising on a number of uncertain tax matters, for which management has made judgements and interpretations about the application of inherently complex tax laws when determining these reserves. Whilst a range of outcomes is foreseeable, management considers the amount reserved to be a reliable

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

estimate of expected future liabilities after consideration of all pertinent facts.

Refer to accounting policy note 3(k) for more details on the Group's accounting policy on provisions. Tax provisions are included within Current tax liabilities. Refer to note 8 for further details.

19. DEFERRED TAX ASSETS AND LIABILITIES

Deferred taxes are calculated on all temporary differences under the liability method. The movement in the deferred tax account is as follows:

in $ millions	Group 2024 Deferred tax asset/ (liability)	Group 2023 Deferred tax asset/ (liability)	Company 2024 Deferred tax asset/ (liability)	Company 2023 Deferred tax asset/ (liability)
At 1 January	231	151	230	150
Amount recognised in the consolidated income statement	(5)	(4)	(5)	(4)
Amount recognised in consolidated statement of other comprehensive income	24	69	24	69
Amount recognised directly in equity	38	15	38	15
Impact of changes in tax rates recognised in the consolidated income statement	—	—	—	—
Impact of changes in tax rates recognised in consolidated statement of other comprehensive income	—	—	—	—
At 31 December	**288**	**231**	**287**	**230**

For the purposes of presentation in the consolidated statement of financial position, certain deferred tax assets and liabilities have been offset in accordance with IAS 12.

The deferred tax included in the consolidated statement of financial position and changes recorded in 'Income tax expense' are detailed below:

in $ millions	Group		
2024	Deferred tax asset/ (liability)	Consolidated income statement	Other comprehensive income / Equity
Accelerated capital allowances	1	—	—
Deferred compensation	148	8	(36)
Transitional adjustment	(4)	—	(2)
Temporary differences arising in respect of changes in Group's and Company's own credit risk	143	—	(24)
Unrealised gains/ (losses)	—	(3)	—
	288	**5**	**(62)**

in $ millions	Group		
2023	Deferred tax asset/ (liability)	Consolidated income statement	Other comprehensive income / Equity
Accelerated capital allowances	1	—	—
Deferred compensation	120	5	(14)
Transitional adjustment	(6)	—	(1)
Temporary differences arising in respect of changes in Group's and Company's own credit risk	119	(1)	(69)
Unrealised gains/ (losses)	(3)	—	—
	231	**4**	**(84)**

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

in $ millions	Company		
2024	Deferred tax asset/ (liability)	Consolidated income statement	Other comprehensive income / Equity
Accelerated capital allowances	1	—	—
Deferred compensation	147	8	(36)
Transitional adjustment	(4)	—	(2)
Temporary differences arising in respect of changes in Group's and Company's own credit risk	143	—	(24)
Unrealised gains/ (losses)	—	(3)	—
	287	5	(62)

in $ millions	Company		
2023	Deferred tax asset/ (liability)	Consolidated income statement	Other comprehensive income / Equity
Accelerated capital allowances	1	—	—
Deferred compensation	119	5	(14)
Transitional adjustment	(6)	—	(1)
Temporary differences arising in respect of changes in Group's and Company's own credit risk	119	(1)	(69)
Unrealised gains/ (losses)	(3)	—	—
	230	4	(84)

The UK blended statutory rate is 28% for the year, including an 3% corporation tax surcharge on the profits of banking companies.

The net deferred tax asset shown above has been recognised based on management's assessment that it is probable that the Group will have taxable profits against which the temporary differences can be utilised.

20. COMMITMENTS

At 31 December 2024 and 2023, the Group and Company had the following outstanding commitments arising from off-balance sheet financial instruments:

in $ millions	2024	2023
Commitments[1]		
Loan commitments	207	19
Guarantees	357	340
Unsettled securities purchased under agreements to resell[2]	47,788	45,568
Unsettled securities sold under agreements to repurchase[2]	36,467	30,618
Other commitments	16	42

(1) (1) Certain loan commitments, forward starting securities sold under agreements to repurchase and guarantees are classified as financial instruments mandatorily at fair value through profit and loss or financial instruments designated at fair value through profit or loss in accordance with note 3(c)(i) and 3(c)(ii).

(2) (2) Unsettled securities purchased under agreements to resell and sold under agreements to repurchase have a trade date at or prior to 31 December and settle after the year end. The amounts shown reflect the obligation to transfer or receive cash payments at a future date.

21. EQUITY INSTRUMENTS

in $ millions	2024	2023
Authorised, Issued and fully paid:		
Ordinary shares of $1 each[1]	**10,935**	**10,935**
Ordinary shares of £1 each[1]	**30**	**30**
Class A ordinary shares of $1 each[2]	**1,500**	**1,500**
Additional Tier 1 capital[2]	**4,300**	**4,300**
Total equity instruments at 31 December	**16,765**	**16,765**

(1) Ordinary shares of $1 each carry 99.8% of the voting rights (2023: 99.8%).
Ordinary shares of £1 each carry 0.2% of the voting rights (2023: 0.2%).
Ordinary shares are pari passu with each other regardless of currency.

(2) Class A ordinary shares and Additional Tier 1 capital do not carry any voting rights (2023: Non-voting).

Equity Instruments

At 31 December 2024, the total equity instruments which the Company authorised and had in issue amounted to $16,765 million (31 December 2023: $16,765 million) comprising 10,935,105,148 ordinary shares of $1 each, 17,615,107 ordinary shares of £1 each, 1,500,000,000 Class A Non-voting ordinary shares of $1 each and Additional Tier 1 capital instruments of $4,300 million (31 December 2023: $4,300 million). All equity instruments are fully paid. There have been no changes to equity instruments for the Company from 1 January 2024 (2023: no change).

Ordinary Shares

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

The holders of the ordinary shares are entitled to receive dividends as declared from time to time and, excluding holders of the Class A ordinary shares, are entitled, on a show of hands, to one vote and, on a poll, one vote per share at meetings of the shareholders of the Company. All shares rank equally with regard to the Company's residual net assets. All ordinary shares are recorded at the rates of exchange ruling at the date the shares were paid up.

AT1 Capital

AT1 capital issued by the Company comprises three separate Instruments, with balances of $2,200 million, $1,300 million and $800 million, respectively. The Instruments include a trigger mechanism whereby, if the Common Equity Tier 1 capital ratio of the Company or MSI Group falls below 7%, the BOE as the UK Resolution Authority also has the authority to trigger the write down of the instruments upon the exercise of statutory powers in a resolution scenario. In this situation, Morgan Stanley International Limited, the holder of the AT1, would have no further rights against the Group in respect of the AT1.

The Instruments have no defined maturity and are subordinated to senior creditors and subordinated debt creditors of the Company. The Instruments are not entitled to any participation in the residual net assets of the Company. The Instruments are callable at the Company's discretion, from 30 November 2023 for the $2,200 million instrument, from 30 November 2025 for the $1,300 million instrument and from 30 November 2027 for the $800 million instrument.

Coupons on the Instruments are non-cumulative. Coupons are payable at a fixed rate of 7.5% per annum for the $2,200 million instrument, 5.45% per annum for the $1,300 million instrument and 7.42% per annum for the $800 million instrument. Payment of the coupon is wholly at the discretion of the Company.

Coupon interest on the $2,200 million, $1,300 million and $800 million instruments was paid on 2 December 2024 (see note 22).

Reserves

Share Premium

The 'Share premium account' comprises the capital raised in an issue of shares that exceeds the nominal value of the shares.

Currency Translation Reserve

The 'Currency translation reserve' comprises all foreign exchange differences arising from the translation of the total assets less total liabilities of foreign operations. The tax effect of these movements is also included in the 'Currency translation reserve'.

Capital Contribution Reserve

The 'Capital contribution reserve' comprises contributions of capital from the Group's parent company to subsidiaries of the Group.

Capital Redemption Reserve

The 'Capital redemption reserve' represents transfers in prior years from retained earnings in accordance with relevant legislation.

Pension Reserve

The 'Pension reserve' comprises cumulative actuarial gains or losses on scheme assets and obligations net of current tax and the impact of the asset surplus ceiling (see note 33).

Debt Valuation Adjustment Reserve

The 'Debt valuation adjustment reserve' includes the cumulative change in fair value of certain financial liabilities designated at fair value through profit or loss that is attributable to changes in the credit risk of those liabilities at the reporting date, together with the tax effect of these movements.

22. DIVIDENDS

Dividends on ordinary shares paid to MSIUK

2024			in $ millions	
Type	Date		Amount	Per share ($)
Ordinary	18 April 2024		180	0.014
Ordinary	19 September 2024		345	0.028
Extraordinary	19 September 2024		500	0.040
			1,025	

2023			in $ millions	
Type	Date		Amount	Per share ($)
Ordinary	18 May 2023		1,000	0.080
Ordinary	14 December 2023		180	0.014
			1,180	

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

On 18 May 2023, the Board approved for the Company to target an ordinary dividend of 50% of retained profit, after the impact of AT1 distributions, subject to evolving strategic opportunities and capital requirements. See note 21 for further details.

On 3 April 2025, the Board approved a final dividend of $160 million ($0.013 per ordinary share) under the policy.

Coupons on on AT1 instruments

AT1 dividends were paid to MSI out of reserves available for distribution on 2 December 2024 and 30 November 2023.

in $ millions

Instrument	2024	2023
$2,200 million AT1	165	165
$1,300 million AT1	71	71
$800 million AT1	59	87
	295	**323**

23. ADDITIONAL CASH FLOW INFORMATION

a. Cash and Cash Equivalents

For the purposes of the consolidated statement of cash flows, cash and cash equivalents comprise the following balances, which have less than three months maturity from the date of acquisition:

in $ millions	2024	2023
Cash and short term deposits	16,711	18,403
Bank loans and overdrafts	(2)	(2)
	16,709	**18,401**

Included within Group and Company 'Cash and short term deposits' is $6,758 million (2023: $8,334 million) of segregated client money, held in accordance with the FCA's Client Money Rules. Additionally, an amount for the Group of $172 million (2023: $239 million) and for the Company of $93 million (2023: $149 million) represents other client money, that is not available for use. The corresponding payable is recognised and included in 'Trade and other payables'.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

b.   Reconciliation of Cash Flows from Operating Activities

in $ millions	Note	2024	2023
Profit for the year		1,425	1,049
Adjustments for:			
Net Impairment reversal on financial instruments		(1)	—
Depreciation on property, plant and equipment		7	6
Provisions	18	(18)	(5)
Interest income	6	(12,697)	(11,460)
Interest expense	6	14,385	12,374
Income tax expense	8	534	239
Income tax - current and deferred tax		47	25
Loss/(Gain) on modification of subordinated debt		2	(2)
Operating cash flows before changes in operating assets and liabilities		**3,684**	**2,226**
Changes in operating assets			
Net decrease in secured financing		4,515	9,811
Net decrease/ (increase) in loans and advances		50	(70)
Net (increase)/ decrease in trade and other receivables		(1,576)	7,920
Net decrease in investment securities		99	16
Net increase in trading financial assets		(32,960)	(7,511)
Net increase in other assets		(374)	(291)
		(30,246)	9,875
Changes in operating liabilities			
Net (decrease)/ increase in secured borrowing		(311)	11,412
Net decrease in trade and other payables		(7,588)	(10,797)
Net (decrease)/ increase in debt and other borrowings		(8,487)	14,868
Net increase/(decrease) in trading financial liabilities		44,518	(24,152)
Net decrease in other liabilities		(48)	(38)
Net decrease in provisions		(14)	(7)
		28,070	(8,714)
Interest received		12,866	11,494
Interest paid		(13,601)	(11,939)
Income taxes paid		(169)	(159)
Effect of foreign exchange movements		613	(190)
Net cash flows from operating activities		**1,217**	**2,593**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

c.   Reconciliation of Equity and Liabilities arising from Financing Activities

in $ millions	Note	AT1	Senior subordinated debt	Subordinated debt	Total equity and liabilities from financing activities
Balance as at 1 January 2023		4,300	3,900	8,898	17,098
Issuance	17	—	2,800	1,200	4,000
Repayment	17	—	—	(5,000)	(5,000)
Gain on modification of subordinated debt		—	—	(2)	(2)
Balance as at 31 December 2023 and 1 January 2024		**4,300**	**6,700**	**5,096**	**16,096**
Issuance	17	—	—	—	—
Repayment	17	—	—	—	—
Loss on modification of subordinated debt		—	—	2	2
Balance as at 31 December 2024		**4,300**	**6,700**	**5,098**	**16,098**

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

24. EXPECTED MATURITY OF ASSETS AND LIABILITIES

The table below shows an analysis of assets and liabilities analysed according to when they are expected to be recovered, realised or settled.

Group	2024			2023		
in $ millions	Less than or equal to twelve months	More than twelve months	Total	Less than or equal to twelve months	More than twelve months	Total
ASSETS						
Secured financing	115,154	299	**115,453**	119,692	276	**119,968**
Loans and advances	26	57	**83**	90	43	**133**
Investment securities	—	27	**27**	—	126	**126**
Trade and other receivables	75,103	135	**75,238**	73,045	780	**73,825**
Deferred tax assets	58	230	**288**	46	185	**231**
Property, plant and equipment	—	35	**35**	—	33	**33**
Other	386,952	2	**386,954**	355,732	2	**355,734**
	577,293	785	578,078	548,605	1,445	550,050
LIABILITIES						
Secured borrowing	102,796	2,271	**105,067**	103,263	2,115	**105,378**
Trade and other payables	78,662	223	**78,885**	86,240	333	**86,573**
Debt and other borrowings	7,142	32,381	**39,523**	12,586	35,354	**47,940**
Subordinated debt	—	11,798	**11,798**	—	11,796	**11,796**
Post-employment benefit obligations	—	5	**5**	—	4	**4**
Other	319,167	21	**319,188**	274,753	—	**274,753**
	507,767	46,699	554,466	476,842	49,602	526,444

Company	2024			2023		
in $ millions	Less than or equal to twelve months	More than twelve months	Total	Less than or equal to twelve months	More than twelve months	Total
ASSETS						
Secured financing	115,154	299	**115,453**	119,626	276	**119,902**
Loans and advances	26	14	**40**	90	13	**103**
Investment securities	—	26	**26**	—	125	**125**
Trade and other receivables	75,264	117	**75,381**	73,153	764	**73,917**
Deferred tax assets	58	229	**287**	46	184	**230**
Investments in subsidiaries	—	139	**139**	—	128	**128**
Property, plant and equipment	—	21	**21**	—	16	**16**
Other	386,514	2	**386,516**	355,197	2	**355,199**
	577,016	847	577,863	548,112	1,508	549,620
LIABILITIES						
Secured borrowing	102,796	2,046	**104,842**	103,198	1,866	**105,064**
Trade and other payables	78,793	223	**79,016**	86,250	333	**86,583**
Debt and other borrowings	7,142	32,395	**39,537**	12,587	35,314	**47,901**
Subordinated debt	—	11,798	**11,798**	—	11,796	**11,796**
Post-employment benefit obligations	—	2	**2**	—	1	**1**
Other	319,156	21	**319,177**	274,684	—	**274,684**
	507,887	46,485	554,372	476,719	49,310	526,029

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

25. SEGMENT REPORTING

Segment information is presented for the Group's reportable operating segments and geographical information. The operating segments and geographical information are based on the Group's management and internal reporting structure. Transactions between business segments are on normal commercial terms and conditions.

Reportable Operating Segment

Morgan Stanley structures its operating segments primarily based upon the nature of the financial products and services provided to customers and Morgan Stanley's internal management structure. The Group's own operating segments are consistent with those of Morgan Stanley.

The Group has one reportable operating segment, Institutional Securities, which includes capital raising and financial advisory services; corporate lending; sales, trading, financing and market-making activities in equity and fixed income securities and related products, including global macro, credit and commodities products and investment activities. The Group is a key contributor to the execution of the Morgan Stanley Group's global Institutional Securities segment strategy.

Geographical Information

The Group operates in three geographic regions, being EMEA, the Americas and Asia.

The following table presents selected consolidated income statement and consolidated statement of financial position information of the Group's operations by geographic area. The net revenues, profit before tax and total assets reported in the tables below are based on the financial information that is used to produce the Group's financial statements. This reflects the regional managed view of the Group's operations based on the location where the transactions are recorded.

Geographical Information	Net Revenue		Profit before Tax	
in $ millions	2024	2023	2024	2023
EMEA	4,699	4,300	751	506
Asia	2,324	1,833	938	615
Americas	552	436	270	167
Total	**7,575**	**6,569**	**1,959**	**1,288**

Geographical Information	Total Assets	
in $ millions	2024	2023
EMEA	274,204	291,853
Asia	116,143	113,131
Americas	187,731	145,066
Total	**578,078**	**550,050**

26. RISK MANAGEMENT

26.1 Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, spreads, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio.

Additional information on primary market risk exposures, market risk management as well as VaR methodology, assumptions and limitations is presented in the 'Market risk' sub- section of the 'Risk Management' section of the Strategic Report.

26.1.1 Primary Market Risk Exposures

During the year, the Company had exposures to a wide range of market risk factors related to the global markets in which it conducts its trading activities. These market risk factors include interest rate and credit spread risk, equity prices, foreign exchange rates and commodity prices and the associated implied volatilities.

The Company is exposed to interest rate and credit spread risk, as well as associated implied volatility risks, as a result of its market making activities in interest rate or credit sensitive financial instruments (e.g. risk arising from changes in the level of interest rates, the shape of the yield curve and credit spreads). The activities from which those exposures arise and the markets in which the Company is active include, but are not limited to: interest rate and credit derivatives, corporate and government debt across both developed and emerging markets and asset-backed debt (including mortgage-related securities).

The Company is exposed to equity price and implied volatility risk as a result of making markets in equity securities and derivatives and maintaining other positions (including positions in non-public entities). Positions in non-public entities may include, but are not limited to, exposures to private equity, venture capital,

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

private partnerships, real estate funds and other funds. Such positions are less liquid, have longer investment horizons and are more difficult to hedge than listed equities.

The Company is exposed to foreign exchange rate and implied volatility risk as a result of making markets in foreign currencies and foreign currency derivatives, from maintaining foreign exchange positions and from holding non-US dollar-denominated financial instruments.

The Company has exposure to commodities. This exposure is due to price and implied volatility risk as a result of market-making activities in crude and refined oil products, natural gas, electricity, emissions, and precious and base metals.

26.1.2 Risk Management

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (e.g., futures, forwards, swaps and options). Hedging activities may not always provide effective mitigation against trading losses due to differences in the terms, specific characteristics or other basis risks that may exist between the hedge instrument and the risk exposure that is being hedged. Risk models are designed to ensure these differences are captured and appropriately capitalised.

The Company manages and monitors its market risk exposures, including outright and basis risks, in such a way as to maintain a portfolio that the Company believes is well-diversified in the aggregate with respect to market risk factors and that reflects the Company's aggregate risk tolerance, as established by the Board. The effectiveness of hedges and mitigants is monitored using processes such as risk and limit reporting.

Aggregate market risk limits have been approved for the Company in line with the risk appetite set by the Board. Additional market risk limits are assigned, as appropriate, to trading desks, products and/ or regions and are commensurate with the aggregate limits. MRD monitors market risk measures against limits in accordance with policies set by the MSI Board and senior management.

26.1.3 Measurement - Value at Risk

The Company uses the statistical technique known as VaR as one of the tools used to measure, monitor and review the market risk exposures of its trading portfolios. MRD calculates and distributes daily VaR-based risk measures to various levels of management.

The Company calculates VaR using a model based on historical simulation for general market risk factors and name-specific equity risk, and a Monte Carlo simulation for name-specific risk in corporate bonds, loans and related derivatives. Market risk factors' daily moves are modelled either as absolute changes or relative changes, dependent on the most suitable stochastic process (normal or log normal diffusion process) to describe the daily risk factor changes. The model constructs a distribution of hypothetical daily changes in the value of trading portfolios based on: historical observation of daily changes in key market indices or other market risk factors; and information on the sensitivity of the portfolio values to these market risk factor changes.

26.1.4 VaR Methodology, Assumptions and Limitations

The methodology for VaR at Morgan Stanley Group is 1-year historical simulation. VaR profit and losses are composed of greek and full-revaluation grid-based risk measures in combination with complete full-revaluation based profit and losses. Historical simulations cover both systematic and specific risk components. The time series data is updated on a weekly basis, with the exception of idiosyncratic risk factors which are updated quarterly.

A set of internal processes and controls ensure that all trading positions booked by the Company are being included in VaR. Management VaR is computed at a 95% level of confidence over a one-day time horizon, which is a useful indicator of possible trading losses resulting from adverse daily market moves. The 95%/one-day VaR corresponds to the unrealised loss in portfolio value that, based on historically observed market risk factor movements, could have been exceeded with a frequency of five times in every 100 trading days, if the portfolio were held constant for one day.

The Company uses VaR as one of a range of risk management tools. Among their benefits, VaR models permit estimation of a portfolio's aggregate market risk exposure, incorporating a

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

range of market risks and portfolio assets. One key element of the VaR model is that it reflects portfolio diversification or hedging activities.

However, VaR has various limitations, which include but are not limited to: use of historical changes in market risk factors, which may not be accurate predictors of future market conditions, and may not fully incorporate the risk of extreme market events that are outsized relative to observed historical market behaviour or reflect the historical distribution of results beyond the 95% confidence interval; and reporting of losses in a single day, which does not reflect the risk of positions that cannot be liquidated or hedged in one day. A small proportion of market risk generated by trading positions is not included in VaR.

The modelling of the risk characteristics of some positions relies on approximations that, under certain circumstances, could produce significantly different results from those produced using more precise measures. VaR is most appropriate as a risk measure for trading positions in liquid financial markets and will understate the risk associated with severe events, such as periods of extreme illiquidity. The Company is aware of these and other limitations and, therefore, uses VaR as only one component in its risk management oversight process. This process also incorporates stress testing and scenario analyses and extensive risk monitoring, analysis, quantification of risk not captured in VaR, and control at the trading desk, division, entity and Company levels.

The Company is committed to continuous review and enhancement of VaR methodologies and assumptions to capture evolving risks associated with changes in market structure and dynamics. As part of regular process improvement, additional systematic and name-specific risk factors may be added to improve the VaR model's ability to estimate more accurately risks to specific asset classes or industry sectors.

Since the reported VaR statistics are estimates based on historical data, VaR should not be viewed as predictive of the Company's future revenues or financial performance or of its ability to manage risk. There can be no assurance that the Company's actual losses on a particular day will not exceed the VaR amounts indicated in the following paragraphs or that such losses will not occur more than five times in 100 trading days for a 95%/one-day VaR. VaR does not predict the magnitude of losses which, should they occur, may be significantly greater than the VaR amount.

VaR statistics are not readily comparable across firms because of differences in the firms' portfolios, modelling assumptions and methodologies. These differences can result in materially-different VaR estimates across firms for similar portfolios. The impact of such differences varies depending on the factor history assumptions, the frequency with which the factor history is updated and the confidence level. As a result, VaR statistics are more useful when interpreted as indicators of trends in a firm's risk profile rather than as an absolute measure of risk to be compared across firms.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

26.1.5 VaR for the Year Ended 31 December 2024

The table below presents the Management VaR for the Company's trading portfolio on a year-end, average and annual high and low basis for 31 December 2024 and 31 December 2023.

in $ millions	95%/ one-day VaR for the year ended 31 December 2024				95%/ one-day VaR for the year ended 31 December 2023			
	Period end	Average	High	Low	Period end	Average	High	Low
Market risk category:								
Interest rate and credit spread	10	13	21	9	13	17	25	13
Equity price	12	16	23	10	12	18	24	11
Foreign exchange rate	14	7	15	3	5	6	13	3
Commodity price	1	2	10	—	1	9	13	1
Less diversification benefit[1][2]	(16)	(15)	N/A	N/A	(13)	(26)	N/A	N/A
Primary Market Risk Categories	21	23	28	17	18	24	30	17
Credit Portfolio[3]	4	5	6	4	6	8	12	6
Less diversification benefit[1][2]	(5)	(4)	N/A	N/A	(4)	(5)	N/A	N/A
Total Management VaR	**20**	**24**	**30**	**18**	**20**	**27**	**36**	**20**

(1) Diversification benefit equals the difference between total trading VaR and the sum of the VaRs for the four risk categories. This benefit arises because the simulated one-day losses for each of the four primary market risk categories occur on different days; similar diversification benefits also are taken into account within each category.

(2) N/A - Not Applicable. The minimum and maximum VaR values for the total VaR and each of the component VaRs might have occurred on different days during the year and therefore the diversification benefit is not an applicable measure.

(3) The Credit Portfolio VaR is disclosed as a separate category from the Primary Risk Categories and includes loans that are carried at fair value and associated hedges as well as counterparty credit valuation adjustments and related hedges.

26.1.6 Non-trading Risks for the Year Ended 31 December 2024

The Company believes that sensitivity analysis is an appropriate representation of the Company's non-trading risks. Reflected below is this analysis, which covers substantially all of the non-trading risks in the Company's portfolio, with the exception of counterparty credit valuation adjustments, which are covered in the previous section.

26.1.7 Interest Rate Risk

The Company's VaR excludes certain funding liabilities and money market transactions that are in the Banking Book.

The application of a parallel shift in interest rates of 200 basis points increase or decrease to these positions would result in a net loss or gain, respectively, of $46.5 million as at 31 December 2024. This compares to a net loss or gain of $64.2 million as at 31 December 2023.

26.1.8 Funding Liabilities

The credit spread risk sensitivity of the Company's mark-to-market funding liabilities corresponds to an increase in value of approximately $6.8 million and $6.9 million for each 1 basis point widening in the Group's credit spread level at 31 December 2024 and 31 December 2023 respectively.

26.1.9 Equity Investments Price Risk

The Group and Company are exposed to equity price risk as a result of changes in the fair value of its investments in listed and private equities classified as fair value through profit or loss ("FVPL") financial assets. These investments are predominantly equity positions with long investment horizons, the majority of which are for business facilitation purposes. The market risk related to these investments is measured by estimating the potential reduction in net revenues associated with a 10% decline in asset values as shown in the table below.

in $ millions	2024 10% sensitivity	2023 10% sensitivity
Investment securities	3	13

26.1.10 Currency Risk

The Group and Company have foreign currency exposure arising from foreign operations. The majority of this foreign currency risk has been hedged by other members of the Morgan Stanley Group, primarily Morgan Stanley, by utilising forward foreign currency exchange contracts.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

The Group and Company also have foreign currency exposure arising from its trading activities in currencies other than US dollars. The Group and Company actively manage this exposure by hedging with other Morgan Stanley Group undertakings.

The analysis below details the foreign currency exposure for the Group and Company, by foreign currency, relating to the retranslation of branches and subsidiaries which are not denominated in US dollars. The largest foreign currency

exposures for Group and Company are driven by the Company's South Korean branch and Morgan Stanley Taiwan Limited, a direct subsidiary of the Company. The analysis calculates the impact on total comprehensive income of a reasonably possible parallel shift of the foreign currency in relation to the US dollar, with all other variables held constant. This analysis does not take into account the effect of the foreign currency hedges held by other members of the Morgan Stanley Group.

| Group | 2024 | | | 2023 | | |
| | Sensitivity to applied percentage change in currency (+/-) | | | Sensitivity to applied percentage change in currency (+/-) | | |
in $ millions	Foreign currency exposure	Percentage change applied	Other comprehensive income	Foreign currency exposure	Percentage change applied	Other comprehensive income
Euro	64	9%	6	(34)	9%	(3)
Taiwan New Dollar	211	11%	23	199	11%	22
South Korean Won	394	14%	55	400	9%	38
Swiss Franc	45	9%	4	45	9%	4
	714		**88**	**610**		**61**

| Company | 2024 | | | 2023 | | |
| | Sensitivity to applied percentage change in currency (+/-) | | | Sensitivity to applied percentage change in currency (+/-) | | |
in $ millions	Foreign currency exposure	Percentage change applied	Other comprehensive income	Foreign currency exposure	Percentage change applied	Other comprehensive income
Euro	52	9%	5	55	9%	5
South Korean Won	394	14%	55	400	9%	38
Swiss Franc	45	9%	4	45	9%	4
	491		**64**	**500**		**47**

The reasonably possible percentage change in the currency rate in relation to US dollars has been calculated based on the greatest annual percentage change over the 5 year period from 1 January 2019 to 31 December 2024 (2023: 1 January 2018 to 31 December 2023).

The Group also has foreign currency exposure arising from its trading activities and assets and liabilities in currencies other than US dollars, which it actively manages by hedging with other Morgan Stanley Group undertakings.

26.2 Credit Risk

Credit risk refers to the risk of loss arising when a counterparty does not meet its financial obligations to the MSI Group. Credit risk includes country risk, which is further described below. Additional information on credit risk monitoring, control and mitigation is presented in the 'Credit risk' sub-section of the 'Risk Management'

section of the Strategic Report. The 'Country and Sovereign Risk Exposure' sub-section does not form part of the audited financial statements.

26.2.1 Risk Management and Measurement

26.2.1.1 Monitoring and Control

In order to help protect the Group from losses resulting from its business activities, the Credit Risk Management Department evaluates, monitors, controls and escalates credit risk at the transaction, obligor and portfolio levels. The Credit Risk Management Department also helps to ensure that the creditworthiness of the Group's counterparties is reviewed on a regular basis. The evaluation of counterparties includes an assessment of the probability that an obligor will default on its financial obligations and any subsequent losses that may occur when an obligor defaults. Credit risk exposure is also actively managed through various risk committees, whose membership includes

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

individuals from the Credit Risk Management Department.

The MSI Group Credit Limits Framework is one of the primary tools used to monitor, manage, and control credit risk exposures. The MSI Board approves limits that reflect the credit risk tolerance of the MSI Group and serve as a basis from which more detailed limits are established. The Credit Limits Framework includes single-name limits and portfolio concentration limits by country, industry and product type. Limits are assigned based on multiple factors including the size of counterparty and the counterparty's Probability of Default.

The Credit Risk Management Department also works closely with the Market Risk Department and applicable Business Units to monitor risk exposures and to perform stress tests to identify, analyse and control credit risk concentrations arising in the Group's lending and trading activities. The stress tests shock market factors (e.g. interest rates, commodity prices, credit spreads), and risk parameters (e.g. default probabilities and loss given default) to assess the impact of stresses on exposures, profit and loss, and the Group's capital position. Stress tests are conducted in accordance with established MSI Group policies and procedures.

26.2.1.2 Credit Evaluation

The evaluation of counterparties includes assigning obligor credit ratings, which reflect an assessment of an obligor's probability of default and loss given default. Credit evaluations typically involve the assessment of financial statements, leverage, liquidity, capital strength, asset composition and quality, market capitalisation, access to capital markets, and in the case of certain loans, cash flow projections and debt service requirements. The Credit Risk Management Department also evaluates strategy, market position, industry dynamics, management and other factors that could affect the obligor's risk profile. Additionally, the Credit Risk Management Department evaluates the relative position of the Group's exposure in the borrower's capital structure and relative recovery prospects, as well as adequacy of collateral (if applicable) and other structural elements of the particular transaction.

In addition to assessing and monitoring its credit exposure and risk at the individual obligor level, the Group also reviews its credit exposure and

risk to geographic regions. As at 31 December 2024, the Group had no significant geographical concentration of risk but had credit exposure to North America, Asia and Western Europe. In addition, the Group pays particular attention to smaller exposures in emerging markets given their unique risk profile. Sovereign ceiling ratings i.e. the maximum credit rating that can be assigned to a counterparty with a designated country of risk, are derived using methodologies generally consistent with those employed by external rating agencies.

At 31 December 2024, the Group's material credit exposures were to Corporates, Financial Institutions (including Central Clearing Counterparties), Central Governments, and Central Banks through its Institutional Securities business segment. The risk may be incurred through a variety of activities, including, but not limited to, the following:

- entering into derivative contracts under which counterparties may have obligations to make payments to the Group;

- extending credit to clients through lending commitments;

- providing short- or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the repayment amount;

- posting margin and/or collateral to clearing houses, clearing agencies, exchanges, banks, securities firms and other financial counterparties;

- placing funds on deposit at other financial institutions to support the Group's clearing and settlement obligations; and

- investing or trading in securities and loan pools, whereby the value of these assets may fluctuate based on realised or expected defaults on the underlying obligations or loans.

Meanwhile, at 31 December 2024, the Group's risk to industries identified as having high climate transition and physical risk was not material.

26.2.2 Risk Mitigation

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

The Credit Risk Management Department may seek to mitigate credit risk from its lending and trading activities in multiple ways. At the transaction level, the Credit Risk Management Department seeks to mitigate risk through management of key risk elements such as size, tenor, financial covenants, seniority, netting and collateral. At the obligor level, the Group may reduce credit risk to a direct obligor by means of third-party guarantees. Additionally, the Group may actively hedge its credit exposure through various financial instruments that may include single-name, portfolio, and structured credit derivatives. The Group may also sell, assign or syndicate funded loans and lending commitments in the primary and secondary loan markets.

26.2.2.1 Netting

The MSI Group has policies in place for assessing the validity, enforceability and treatment of netting agreements with clients in connection with its derivative trading activities and repo-style transactions. In order to net a group of similar exposures with a counterparty, a valid and legally enforceable master netting agreement must be in place between the Group and the counterparty.

26.2.2.2 Collateral

The amount and type of collateral required by the Group depends on an assessment of the creditworthiness of the counterparty, and any relevant regulation. The main types of collateral held are cash or similarly highly-liquid assets. The MSI Group has internal policies on the acceptability of specific classes of collateral or credit risk mitigation. The Group closely monitors collateral held for financial assets considered to be credit-impaired, as in such cases it is considered more likely that the Group will take possession of collateral to mitigate potential credit losses.

26.2.2.3 Guarantees

A guarantee may reduce the Group's credit risk to a direct obligor through a documented arrangement in which a third party agrees to be responsible for some portion, or all, of the debt or obligation of a counterparty. The MSI Group maintains policies and procedures which set out the process for determining the eligibility of the guarantee. Only eligible guarantees can be used for risk mitigation purposes.

26.2.2.4 Participations

The Group may also use participation as risk mitigation technique. A participation is a documented agreement through which a lender transfers to a third party (which may include an affiliate), certain rights and obligations of the lender under the applicable credit agreements, or a portion thereof, without transferring record ownership.

26.2.2.5 Securities Purchased Under Agreements to Resell and Securities Borrowed

The Group manages credit exposure arising from securities purchased under agreements to resell and securities borrowed transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Group, in the event of a counterparty default, with the right to net a counterparty's rights and obligations under such agreements and to liquidate and set off collateral held by the Group against the net amount owed by the counterparty. Under these securities purchased under agreements to resell and securities borrowed transactions, the Group receives collateral, including United States government and agency securities, other sovereign government obligations, corporate and other debt and corporate equities. The Group also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralised.

26.2.2.6 Derivatives

In connection with its derivatives trading activities, The Group may enter into master netting agreements and collateral arrangements with counterparties. These master netting agreements and collateral arrangements may provide the Group with the ability to demand collateral, as well as to liquidate collateral and offset receivables and payables covered under the same master netting agreement in the event of counterparty default. The Group monitors the creditworthiness of counterparties to these transactions on an ongoing basis and requests additional collateral in accordance with collateral arrangements when deemed necessary.

26.2.3 Exposure to Credit Risk

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

The maximum exposure to credit risk ("gross credit exposure") of the Group as at 31 December 2024 is disclosed below, based on the carrying amounts of the financial assets and the maximum amount that the Group could have to pay in relation to unrecognised financial instruments, which the Group believes are subject to credit risk. The table includes financial instruments subject to Expected Credit Loss ("ECL") and not subject to ECL.

Where the Group enters into credit enhancements, including receiving cash and security as collateral and master netting agreements, to manage the credit exposure on these financial instruments the financial effect of the credit enhancements is disclosed below. The net credit exposure represents the credit exposure remaining after the effect of the credit enhancements.

Trading financial assets are subject to traded credit risk through exposure to the issuer of the financial asset; the Group manages this issuer credit risk through its market risk management infrastructure and this traded credit risk is incorporated within the VaR based risk measures included in the market risk disclosure. However, listed derivatives are included below as they are recognised as having credit risk exposure to central counterparties.

Exposure to Credit Risk by Class

Group Class in $ millions	2024 Gross credit exposure	2024 Credit enhance-ments	2024 Net credit exposure(1)	2023 Gross credit exposure	2023 Credit enhance-ments	2023 Net credit exposure(1)
Subject to ECL:						
Cash and short-term deposits	16,711	—	16,711	18,403	—	18,403
Loans and advances	76	—	76	133	—	133
Trade and other receivables(2)	74,578	—	74,578	72,806	—	72,806
Not subject to ECL:						
Trading financial assets:						
Derivatives	281,206	(270,311)	10,895	237,738	(228,506)	9,232
Secured financing	115,453	(114,572)	881	119,968	(119,365)	603
Loans and advances	7	—	7	—	—	—
Trade and other receivables(2)	559	(181)	378	905	(283)	622
	488,590	**(385,064)**	**103,526**	**449,953**	**(348,154)**	**101,799**
Unrecognised financial instruments						
Not subject to ECL:						
Loan commitments	207	(103)	104	19	—	19
Unsettled securities purchased under agreements to resell(3)	47,788	—	47,788	45,568	—	45,568
Total unrecognised financial instruments	**47,995**	**(103)**	**47,892**	**45,587**	**—**	**45,587**
	536,585	**(385,167)**	**151,418**	**495,540**	**(348,154)**	**147,386**

(1) Of the residual net credit exposure, intercompany cross product netting arrangements are in place which would allow Group an additional $11,886 million of an available $36,067 million (31 December 2023: $7,835 million of an available $31,933 million) to be offset in the event of default by certain Morgan Stanley counterparties.

(2) Trade and other receivables primarily include cash collateral pledged against the payable on OTC derivative positions. These derivative liabilities are included within trading financial liabilities in the consolidated statement of financial position.

(3) For unsettled securities purchased under agreements to resell, collateral in the form of securities will be received at the point of settlement. Since the value of collateral is determined at a future date, it is currently unquantifiable and not included in the table.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

Company	2024			2023		
Class in $ millions	Gross credit exposure	Credit enhance-ments	Net credit exposure(1)	Gross credit exposure	Credit enhance-ments	Net credit exposure(1)
Subject to ECL:						
Cash and short-term deposits	16,336	—	16,336	18,070	—	18,070
Loans and advances	33	—	33	103	—	103
Trade and other receivables(2)	74,762	—	74,762	72,898	—	72,898
Not subject to ECL:						
Trading financial assets						
Derivatives	281,206	(270,311)	10,895	237,740	(228,508)	9,232
Secured financing	115,453	(114,572)	881	119,902	(119,298)	604
Trade and other receivables(2)	559	(181)	378	905	(283)	622
	488,356	**(385,064)**	**103,292**	**449,618**	**(348,089)**	**101,529**
Unrecognised financial instruments						
Not subject to ECL:						
Loan commitments	207	(103)	104	19	—	19
Unsettled securities purchased under agreements to resell(3)	47,788	—	47,788	45,568	—	45,568
Total unrecognised financial instruments	**47,995**	**(103)**	**47,892**	**45,587**	**—**	**45,587**
	536,351	**(385,167)**	**151,184**	**495,205**	**(348,089)**	**147,116**

(1) Of the residual net credit exposure, intercompany cross product netting arrangements are in place which would allow an additional $11,867 million of an available $36,027 million (31 December 2023: $7,813 million of an available $31,933 million) to be offset in the event of default by certain Morgan Stanley counterparties.

(2) Trade and other receivables primarily include cash collateral pledged against the payable on OTC derivative positions. These derivative liabilities are included within trading financial liabilities in the statement of financial position

(3) For unsettled securities purchased under agreements to resell, collateral in the form of securities will be received at the point of settlement. Since the value of collateral is determined at a future date, it is currently unquantifiable and not included in the table

The impact of master netting arrangements and similar agreements on the Group's ability to offset financial assets and financial liabilities is disclosed in note 29.

Exposure to Credit Risk by Internal Rating Grades

Internal credit ratings are derived using methodologies generally consistent with those used by external agencies:

Investment grade: AAA - BBB

Non-investment grade: BB – CCC

Default: D

The table below presents gross carrying/nominal amount by internal rating grade. All exposures subject to ECL are Stage 1, unless otherwise shown.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

			Group					
		Investment Grade						
31 December 2024	AAA	AA	A	BBB	Non-Investment Grade	Unrated[1]/ Default[2]	Total	Net of ECL
in $ millions								
Subject to ECL:								
Cash and short term deposit								
Stage 1	—	7,268	8,469	830	144	—	16,711	16,711
Stage 3	—	—	—	—	64	—	64	—
Loans and advances								
Stage 1	—	—	76	—	—	—	76	76
Trade and other receivables								
Stage 1	2,053	4,577	47,574	10,753	8,411	1,195	74,563	74,563
Stage 3	2	3	7	2	2	43	59	15
	2,055	**11,848**	**56,126**	**11,585**	**8,621**	**1,238**	**91,473**	**91,365**
Not subject to ECL:								
Trading financial assets - derivatives	3,630	14,809	207,837	41,066	13,427	437	281,206	281,206
Secured financing	921	6,941	91,030	5,610	10,930	21	115,453	115,453
Loans and advances	—	—	—	—	7	—	7	7
Trade and other receivables	295	—	251	9	—	4	559	559
	4,846	**21,750**	**299,118**	**46,685**	**24,364**	**462**	**397,225**	**397,225**
Unrecognised financial instruments not subject to ECL:								
Unsettled securities purchased under agreements to resell	—	6,928	34,127	1,313	5,420	—	47,788	47,788
Loan commitments	—	3	—	—	145	59	207	207
	—	**6,931**	**34,127**	**1,313**	**5,565**	**59**	**47,995**	**47,995**

(1) For the unrated trade receivables, a lifetime ECL is calculated without considering whether SICR has occurred.
(2) At 31 December 2024 there were $nil of Stage 3 in default.

The Cash and short term deposit loss allowance as at 31 December 2024 is $64 million (31 December 2023: $77 million) and Trade and other receivables loss allowance as at 31 December 2024 is $41 million (31 December 2023: $50 million).

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

| | | | | | | | | Group |
| | Investment Grade | | | | | | | |
31 December 2023	AAA	AA	A	BBB	Non-Investment Grade	Unrated[1] / Default[2]	Total	Net of ECL
in $ millions								
Subject to ECL:								
Cash and short term deposit								
Stage 1	—	6,922	10,445	870	166	—	18,403	18,403
Stage 3	—	—	—	—	70	7	77	—
Loans and advances								
Stage 1	—	—	133	—	—	—	133	133
Trade and other receivables								
Stage 1	1,362	6,026	43,865	12,209	8,793	528	72,783	72,783
Stage 3	2	2	5	5	2	57	73	23
	1,364	**12,950**	**54,448**	**13,084**	**9,031**	**592**	**91,469**	**91,342**
Not subject to ECL:								
Trading financial assets - derivatives	3,488	17,959	161,181	41,158	13,872	80	237,738	237,738
Secured financing	453	9,286	86,280	15,643	8,306	—	119,968	119,968
Trade and other receivables	518	—	382	—	5	—	905	905
	4,459	**27,245**	**247,843**	**56,801**	**22,183**	**80**	**358,611**	**358,611**
Unrecognised financial instruments not subject to ECL:								
Unsettled securities purchased under agreements to resell	—	5,498	35,972	646	3,452	—	45,568	45,568
Loan commitments	—	2	—	—	17	—	19	19
	—	**5,500**	**35,972**	**646**	**3,469**	**—**	**45,587**	**45,587**

(1) For the unrated trade receivables, a lifetime ECL is calculated without considering whether SICR has occurred.
(2) At 31 December 2023 there were $nil of Stage 3 in default.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

| | | Company | | | | | | |
| | | Investment grade | | | | | | |
31 December 2024	AAA	AA	A	BBB	Non-Investment Grade	Unrated[1]/Default[2]	Total	Net of ECL
in $ millions								
Subject to ECL:								
Cash and short term deposit								
Stage 1	—	7,264	8,440	490	142	—	16,336	16,336
Stage 3	—	—	—	—	64	—	64	—
Loans and advances								
Stage 1	—	—	33	—	—	—	33	33
Trade and other receivables								
Stage 1	2,053	4,577	47,736	10,753	8,411	1,217	74,747	74,747
Stage 3	2	3	7	2	2	43	59	15
	2,055	11,844	56,216	11,245	8,619	1,260	91,239	91,131
Not subject to ECL:								
Trading financial assets - derivatives	3,630	14,809	207,837	41,066	13,427	437	281,206	281,206
Secured financing	921	6,941	91,030	5,610	10,930	21	115,453	115,453
Loans and advances	—	—	—	—	7	—	7	7
Trade and other receivables	295	—	251	9	—	4	559	559
	4,846	21,750	299,118	46,685	24,364	462	397,225	397,225
Unrecognised financial instruments not subject to ECL:								
Unsettled securities purchased under agreements to resell	—	6,928	34,127	1,313	5,420	—	47,788	47,788
Loan commitments	—	3	—	—	145	59	207	207
	—	6,931	34,127	1,313	5,565	59	47,995	47,995

(1) For the unrated trade receivables, a lifetime ECL is calculated without considering whether SICR has occurred.
(2) At 31 December 2024 there were $nil of Stage 3 in default.

The Cash and short term deposit loss allowance as at 31 December 2024 is $64 million (31 December 2023: $77 million) and Trade and other receivables loss allowance as at 31 December 2024 is $41 million (31 December 2023: $50 million).

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

			Company					
		Investment grade						
31 December 2023	AAA	AA	A	BBB	Non-Investment Grade	Unrated[1]/ Default[2]	Total	Net of ECL
in $ millions								
Subject to ECL:								
Cash and short term deposit								
Stage 1	—	6,917	10,417	573	163	—	18,070	18,070
Stage 3	—	—	—	—	70	7	77	—
Loans and advances								
Stage 1	—	—	103	—	—	—	103	103
Trade and other receivables								
Stage 1	1,363	6,026	43,970	12,209	8,794	513	72,875	72,875
Stage 3	2	2	5	5	2	57	73	23
	1,365	**12,945**	**54,495**	**12,787**	**9,029**	**577**	**91,198**	**91,071**
Not subject to ECL:								
Trading financial assets - derivatives	3,488	17,959	161,183	41,158	13,872	80	237,740	237,740
Secured financing	452	9,282	86,229	15,639	8,300	—	119,902	119,902
Trade and other receivables	518	—	382	—	5	—	905	905
	4,458	**27,241**	**247,794**	**56,797**	**22,177**	**80**	**358,547**	**358,547**
Unrecognised financial instruments not subject to ECL:								
Unsettled securities purchased under agreements to resell	—	5,498	35,972	646	3,452	—	45,568	45,568
Loan commitments	—	2	—	—	17	—	19	19
	—	**5,500**	**35,972**	**646**	**3,469**	**—**	**45,587**	**45,587**

(1) For the unrated trade receivables, a lifetime ECL is calculated without considering whether SICR has occurred.

(2) At 31 December 2023 there were $nil of Stage 3 in default.

26.3 Liquidity Risk

Liquidity risk is the risk that the MSI Group's financial condition or overall soundness is adversely affected by an inability or perceived inability to meet its financial obligations in a timely manner. Liquidity risk encompasses the associated funding risks triggered by stress events, which may cause unexpected changes in funding needs or an inability to raise new funding. Additional information on liquidity risk monitoring, control and mitigation is presented in the 'Liquidity risk' sub-section of the 'Risk Management' section of the Strategic Report.

26.3.1 Required Liquidity Framework

The MSI Group's Liquidity Risk Limit Framework is critical to helping ensure that the Company maintains sufficient liquidity reserves and durable funding sources to meet its daily obligations and to withstand unanticipated stress events. The core component of the Liquidity Risk Management Framework is the Required Liquidity Framework, which considers Liquidity Stress Tests and Liquidity Resources. Liquidity Risk Department ("LRD"), as second line of defence, has a comprehensive limit and KRI framework in place.

The Required Liquidity Framework establishes the amount of liquidity the Company must hold in both normal and stressed environments to ensure that the entity's financial condition and overall soundness are not adversely affected by an inability (or perceived inability) to meet financial obligations in a timely manner.

The Required Liquidity Framework ensures the entity holds sufficient liquidity to meet both the regulatory and internal stress test requirements at the legal entity level. In order to measure liquidity risk the MSI Group uses a range of approaches (point-in-time, forward-looking and backward looking) at product and Business Unit levels.

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

The Company maintains sufficient Liquidity Resources to cover daily funding needs and to meet strategic liquidity targets sized by the Required Liquidity Framework and Liquidity Stress Tests. The total amount of Liquidity Resources is actively managed considering the following components: maturity profile, balance sheet size and composition; funding needs in a stressed environment, inclusive of contingent cash outflows; funding currency, collateral requirements and regulatory requirements.

26.3.2 Liquidity Limits

The Group has a comprehensive set of limits, KRI and targets to manage liquidity risk within the defined liquidity risk appetite. The Liquidity risk limit and KRI framework is owned by the LRD, who then recommend and set the Company's liquidity risk limits and KRIs taking into consideration the risk profile, complexity, activities and size. LRD maintains limits at various levels of governance structure to support linkages between overall risk appetite, which is determined by the MSI Board, and more granular risk-taking decisions and activities. Liquidity limits are set to manage various risk drivers, e.g. Minimum Liquidity requirements, Minimum Cash requirements, Secured Funding, Unsecured funding, Prime Brokerage, Derivatives and Currency risk.

LRD ensures transparency of material liquidity risks, compliance with established risk limits and KRIs as well as escalation of risk concentrations to appropriate senior management. The liquidity risk metrics and limits are summarised in reports produced by LRD that are circulated to and discussed with the EMEA ALCO, EMEA Risk Committee and the MSI Risk Committee as appropriate.

26.3.3 Maturity Analysis

In the following maturity analysis of financial liabilities, derivative contracts and other financial liabilities held as part of the Group's and Company's trading activities are presented at fair value, consistent with how these financial liabilities are managed, and disclosed as on demand. Derivatives not held as part of the Group's trading activities and financial liabilities designated at fair value through profit or loss which contain an embedded derivative are disclosed according to their earliest contractual maturity; all such amounts are presented at their fair value, consistent with how these financial liabilities are managed. All other amounts represent undiscounted cash flows payable by the Group or Company arising from its financial liabilities to their earliest contractual maturities as at 31 December 2024 and 31 December 2023. Repayments of financial liabilities that are subject to immediate notice are treated as if notice were given immediately and are classified as on demand. This presentation is considered by the Group and Company to appropriately reflect the liquidity risk arising from those financial liabilities, and is consistent with how the liquidity risk on these financial liabilities is managed by the Group and Company.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

in $ millions — Group

31 December 2024	On demand	Less than 1 month	1 month - 3 months	3 months - 1 year	1 year - 5 years	Greater than 5 years	Total
Financial liabilities							
Bank loans and overdrafts	2	—	—	—	—	—	**2**
Trading financial liabilities:							
Derivatives	285,318	—	—	—	—	—	**285,318**
Other	33,738	—	—	—	—	—	**33,738**
Secured borrowing	83,144	9,358	3,976	6,692	2,301	106	**105,577**
Trade and other payables	77,412	—	41	412	15	22	**77,902**
Debt and other borrowings	2,557	356	1,853	3,355	26,445	6,017	**40,583**
Subordinated debt	—	235	64	475	7,936	6,231	**14,941**
Total financial liabilities	**482,171**	**9,949**	**5,934**	**10,934**	**36,697**	**12,376**	**558,061**
Unrecognised financial instruments							
Guarantees	357	—	—	—	—	—	**357**
Loan commitments	207	—	—	—	—	—	**207**
Other commitments	16	—	—	—	—	—	**16**
Unsettled securities purchased under agreements to resell[1]	43,249	1,905	275	1,280	1,079	—	**47,788**
Total unrecognised financial instruments	**43,829**	**1,905**	**275**	**1,280**	**1,079**	**—**	**48,368**

31 December 2023	On demand	Less than 1 month	1 month - 3 months	3 months - 1 year	1 year - 5 years	Greater than 5 years	Total
Financial liabilities							
Bank loans and overdrafts	2	—	—	—	—	—	**2**
Trading financial liabilities:							
Derivatives	238,760	—	—	—	—	—	**238,760**
Other	35,778	—	—	—	—	—	**35,778**
Secured borrowing	73,750	13,322	7,563	9,094	2,083	152	**105,964**
Trade and other payables	85,214	—	33	299	148	14	**85,708**
Debt and other borrowings	2,521	398	8,656	2,709	29,049	6,446	**49,779**
Subordinated debt	—	39	71	532	7,796	6,315	**14,753**
Total financial liabilities	**436,025**	**13,759**	**16,323**	**12,634**	**39,076**	**12,927**	**530,744**
Unrecognised financial instruments							
Guarantees	340	—	—	—	—	—	**340**
Loan commitments	19	—	—	—	—	—	**19**
Other commitments	42	—	—	—	—	—	**42**
Unsettled securities purchased under agreements to resell[1]	42,678	2,380	—	510	—	—	**45,568**
Total unrecognised financial instruments	**43,079**	**2,380**	**—**	**510**	**—**	**—**	**45,969**

[1] The Company enters into forward starting reverse repurchase agreements (agreements which have a trade date at or prior to 31 December and settle subsequent to period end).

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

in $ millions — Company

31 December 2024	On demand	Less than 1 month	1 month - 3 months	3 months - 1 year	1 year - 5 years	Greater than 5 years	Total
Financial liabilities							
Bank loans and overdrafts	2	—	—	—	—	—	**2**
Trading financial liabilities:							
Derivatives	285,318	—	—	—	—	—	**285,318**
Other	33,738	—	—	—	—	—	**33,738**
Secured borrowing	83,144	9,358	3,976	6,692	2,183	—	**105,353**
Trade and other payables	77,422	—	41	412	15	22	**77,912**
Debt and other borrowings	2,557	357	1,854	3,364	26,460	6,017	**40,609**
Subordinated debt	—	**235**	**64**	**475**	**7,936**	**6,231**	**14,941**
Total financial liabilities	**482,181**	**9,950**	**5,935**	**10,943**	**36,594**	**12,270**	**557,873**
Unrecognised financial instruments							
Guarantees	357	—	—	—	—	—	**357**
Loan commitments	207	—	—	—	—	—	**207**
Other commitments	16	—	—	—	—	—	**16**
Unsettled securities purchased under agreements to resell[1]	43,249	1,905	275	1,280	1,079	—	**47,788**
Total unrecognised financial instruments	**43,829**	**1,905**	**275**	**1,280**	**1,079**	**—**	**48,368**

31 December 2023	On demand	Less than 1 month	1 month - 3 months	3 months - 1 year	1 year - 5 years	Greater than 5 years	Total
Financial liabilities							
Bank loans and overdrafts	2	—	—	—	—	—	**2**
Trading financial liabilities:							
Derivatives	238,760	—	—	—	—	—	**238,760**
Other	35,778	—	—	—	—	—	**35,778**
Secured borrowing	73,750	13,322	7,563	9,029	1,987	—	**105,651**
Trade and other payables	85,209	—	33	299	148	14	**85,703**
Debt and other borrowings	2,521	400	8,657	2,717	29,010	6,446	**49,751**
Subordinated debt	—	39	71	532	7,797	6,315	**14,754**
Total financial liabilities	**436,020**	**13,761**	**16,324**	**12,577**	**38,942**	**12,775**	**530,399**
Unrecognised financial instruments							
Guarantees	340	—	—	—	—	—	**340**
Loan commitments	19	—	—	—	—	—	**19**
Other commitments	42	—	—	—	—	—	**42**
Unsettled securities purchased under agreements to resell[1]	42,678	2,380	—	510	—	—	**45,568**
Total unrecognised financial instruments	**43,079**	**2,380**	**—**	**510**	**—**	**—**	**45,969**

The Group does not expect that all of the cash flows associated with financial guarantees, letters of credits and loan commitments will be required.

26.4 Operational Risk

26.4.1 Priority Non Financial Risks ("NFRs") Pathways and End Risks

The Group has a structured process in place to determine its Priority NFRs. The Morgan Stanley International Group's Operational Risk Department ("ORD") reviews Operational Risk data elements and forms an understanding of the risk issues within the

Business Units and infrastructure areas. ORD proposes additions, edits and deletions of the MSI Group's Priority NFRs, supported by information and analytics performed. These proposals are presented to the governance committees (refer to Note 26.4.4) to review, challenge and ultimately to recommend for adoption by the MSI Board.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

Priority NFRs are defined as i) Pathways (a means or threat by which a detrimental impact on the Firm, Markets, or Clients may be generated), and ii) End Risks (an event with a frequency or magnitude that has definitive business impact).

As of 31 December 2024, the MSI Group Board approved Priority NFRs Pathways and End Risks are as follows:

Pathways:

- Cyber

- Third Party

- Conduct

End Risks:

- Business Disruption and Resilience

- Financial Crimes

- Information Security

- Market Abuse and Trading Practices

- Reporting Errors

- Sales Practice, Product and Investment Advisory Risk

- Transaction Processing and Execution

- Unauthorised Trading, Theft and Fraud

26.4.2 Risk Management and Measurement

A variety of risk processes and mitigants are used to manage operational risk exposures. These include a strong governance framework, a comprehensive risk management programme and insurance.

Operational risks and associated risk exposures are assessed relative to the risk tolerance established by the Board and are prioritised accordingly.

26.4.3 Risk Mitigation

The breadth and variety of operational risks are such that the types of mitigating activities are wide-ranging. Examples of such activities include continuous enhancement of defences against cyber-attacks; use of legal agreements and contracts to transfer and/or limit operational risk exposures; due diligence; implementation of enhanced policies and procedures; exception management processing controls; and segregation of duties.

The ORD provides oversight of operational risk management and independently assesses, measures and monitors operational risk. The ORD works with the Business Units and control groups to help ensure a transparent, consistent and comprehensive framework for managing operational risk within each area and across the MSI Group. The ORD scope includes oversight of the technology and data risk management programmes (e.g., cybersecurity), fraud risk management and prevention programme and a third-party risk management programme.

26.4.4 Operational Risk Governance

The responsibilities of key individuals and committees for the governance of Operational Risk, up to and including the MSI Board, are clearly understood and followed throughout the MSI Group. The implementation and operation of the Operational Risk Framework is overseen by forums at different levels in the MSI Group's governance structure. Key forums are:

- The EMEA Operational Risk Oversight Committee

- The Non-Financial Risk Management Committee

- The EMEA Risk Committee

- The MSI Risk and Audit Committees

Committees and governance forums that provide oversight of particular Priority NFR End Risks, Pathways, Risk Themes and the effectiveness of their respective management frameworks include:

- EMEA Third Party Governance Committee

- EMEA Electronic Trading Governance Committee

26.4.5 Operational Risk Framework

The MSI Group's Operational Risk Policy and Procedures are renewed at least annually to articulate clearly the current design and implementation of the Operational Risk Management Framework. In particular:

- The MSI Group-specific Operational Risk Management Policy;

- Key elements of the Framework covered by Policy include: Risk Appetite and Tolerance; Risk Assessment and Remediation; Scenario Analysis; Operational Risk Incident Management; Industry Incident Data; Operational Risk Metrics; Risk

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

Measurement and Operational Risk Modelling; and Reporting and Escalation;

- Underlying Procedures set out in detail the key processes which underpin the framework. In particular: the EMEA Escalation & Notification procedures; the Risk Control Self-Assessment ("RCSAs"); identification of Horizon Risks and the Scenario Analysis workshops for Priority NFRs.

26.4.6 Operational Risk Reporting, Management Information and Escalation

Reporting and management information provide awareness of the state of Operational Risk throughout the governance chain, ensures targeted spend to address control environment concerns, and enables the Group's senior management and the Board to take action if Operational Risk becomes elevated within risk tolerance levels. Key management information reports include:

- Escalated incidents on a weekly basis;

- Lessons learned for selected incidents including the actions planned or taken to mitigate the Operational Risk going forward;

- Overall incident trends, emerging risks and outsourcing;

- Operational Risk capital updates;

- Operational Risk levels versus tolerance and key remedial actions and timelines.

26.4.7 Business Continuity Management and Disaster Recovery

Morgan Stanley's Firm Resilience organisation is responsible for maintaining global programmes for Business Continuity Management and Disaster Recovery. The programmes are designed to identify key risks and threats to the Group's operational resiliency to ensure that recovery strategies and required resources are in place for the resumption of critical business functions following a disaster or other business interruption. Disaster recovery plans are in place for critical technology assets and resources on a Morgan Stanley Group-wide basis, and redundancies are built into the systems as deemed appropriate.

26.4.8 Third-party Risk Management

Exposures to services provided by third parties including external vendors are managed through a variety of means, such as, the performance of due diligence, consideration of operational risk, implementation of service level and other contractual agreements, and ongoing monitoring of third parties' performance. The Group maintains a third-party risk management programme with policies, organisation, governance and supporting technology that aligns with our risk tolerance and is designed to meet regulatory requirements.

The MSI Group, principally through the Morgan Stanley Group's Legal and Compliance Division, has established procedures based on legal and regulatory requirements on a worldwide basis that are designed to facilitate compliance with applicable statutory and regulatory requirements and to require that the MSI Group's policies relating to business conduct, ethics and practices are followed globally.

In addition, the MSI Group has established procedures to mitigate the risk that a counterparty's performance obligations will be unenforceable, including consideration of counterparty legal authority and capacity, adequacy of legal documentation, the permissibility of a transaction under applicable law and whether applicable bankruptcy or insolvency laws limit or alter contractual remedies.

27. TRANSFERS OF FINANCIAL ASSETS, INCLUDING PLEDGES OF COLLATERAL

Transferred Financial Assets that are not Derecognised in Their Entirety

In the ordinary course of business, the Group and Company enter into various arrangements including selling securities under agreements to repurchase, purchasing securities under agreements to resell, securities borrowed and securities loaned to, amongst other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Group and Company's inventory positions.

The Group and Company pledges certain financial instruments to collateralise repurchase agreements and other securities financings. Pledged financial instruments that can be sold or repledged by the secured party are identified as trading financial instruments (pledged to various parties) in the statement of financial position. The Group and Company has determined that it retains substantially all the risks and rewards of

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

these financial instruments including credit risk, settlement risk, country risk and market risk, and therefore has not derecognised them. In addition, it recognises a financial liability in respect of the consideration received.

Other financial assets transferred that continue to be recognised for accounting purposes include pledges of securities as collateral for derivative transactions or otherwise, as well as certain sales of securities with related transactions, such as derivatives, that result in the Group and Company retaining substantially all the risks and rewards of the financial assets transferred. In addition, the Group and Company recognise a financial liability in respect of the consideration received.

These transactions are generally conducted under standard agreements used by financial market participants and are undertaken with counterparties subject to the Group and Company's normal credit risk control processes. The resulting credit exposures are controlled by daily monitoring and collateralisation of the positions. The carrying amount of the associated financial liabilities related to financial assets transferred that continue to be recognised is $49,612 million (2023: $49,845 million).

The following table presents those financial assets which have been sold or otherwise transferred, but which for accounting purposes remain recognised in the consolidated statement of financial position.

There was no difference between Company and Group in respect of the assets presented below at 31 December 2024 or 31 December 2023.

in $ millions	2024	2023
Trading financial assets		
Debt securities	15,809	14,910
Equity instruments	47,470	50,909
	63,279	**65,819**

28. FINANCIAL ASSETS ACCEPTED AS COLLATERAL

The Group and Company's policy is generally to take possession of securities received as collateral, securities purchased under agreements to resell and securities borrowed. The Group and Company monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional

collateral to ensure such transactions are adequately collateralised. Where deemed appropriate, the Group and Company agreements with third parties specify its rights to request additional collateral. These transactions are generally conducted under standard documentation used by financial market participants.

The fair value of collateral accepted under these arrangements for Group and Company as at 31 December 2024 was $371,993 million (2023: $347,018 million). Of this amount $329,229 million (2023: $292,110 million) has been sold or repledged to third parties in connection with financing activities, or to comply with commitments under short sale transactions.

29. FINANCIAL ASSETS AND FINANCIAL LIABILITIES SUBJECT TO OFFSETTING

In order to manage credit exposure arising from its business activities, the Group and Company apply various credit risk management policies and procedures, see note 26 for further details. Primarily in connection with securities purchased under agreements to resell and securities sold under agreements to repurchase, securities borrowed and securities loaned transactions and derivative transactions, the Group and Company enter into master netting arrangements and collateral arrangements with their counterparties. These agreements provide the Group and Company with the right, in the ordinary course of business and/ or in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), to net a counterparty's rights and obligations under such agreement and, in the event of counterparty default, set off collateral held by the Group or Company against the net amount owed by the counterparty.

However, in certain circumstances, the Group and Company may not have such an agreement in place; the relevant insolvency regime (which is based on type of counterparty of the entity and the jurisdiction of organisation of the counterparty) may not support the enforceability of the agreement; or the Group and Company may not have sought legal advice to support the enforceability of the agreement.

In the statement of financial position, financial assets and financial liabilities are only offset and presented on a net basis where there is a current legally enforceable right to set off the recognised amounts and an intention to either settle on a net

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

basis or to realise the asset and the liability simultaneously. In the absence of such conditions, financial assets and financial liabilities are presented on a gross basis.

The following tables present information about the offsetting of financial instruments and related collateral amounts. The tables do not include

information about financial instruments that are subject only to a collateral agreement. The effect of master netting arrangements, collateral agreements and other credit enhancements, on the Group and Company's exposure to credit risk is disclosed in note 26.

Group

in $ millions	Gross amounts	Amount offset [1][2] Counterparty netting	Derivatives Cash collateral netting [1]	Net amounts	Amounts not offset Collateralised by: Financial instruments	Cash collateral	Net exposure	Not subject to legally enforceable master netting agreement
31 December 2024								
Secured Financing:								
Cash collateral on securities borrowed	21,654	(8,493)	—	13,161	(12,626)	—	535	207
Securities purchased under agreement to resell	197,340	(107,507)	—	89,833	(89,533)	—	300	263
Other secured financing	15,627	(3,168)	—	12,459	(12,413)	—	46	—
Trading financial assets - derivatives	530,549	(228,594)	(20,749)	281,206	(242,205)	(28,106)	10,895	2,192
Total Assets	**765,170**	**(347,762)**	**(20,749)**	**396,659**	**(356,777)**	**(28,106)**	**11,776**	**2,662**
Secured borrowing:								
Cash collateral on securities loaned	36,033	(8,493)	—	27,540	(27,539)	—	1	—
Securities sold under agreement to repurchase	153,509	(107,507)	—	46,002	(45,762)	—	240	195
Other secured borrowing	30,019	(3,168)	—	26,851	(26,807)	—	44	—
Trading financial liabilities - derivatives	521,493	(228,593)	(7,582)	285,318	(243,995)	(27,195)	14,128	2,195
Total Liabilities	**741,054**	**(347,761)**	**(7,582)**	**385,711**	**(344,103)**	**(27,195)**	**14,413**	**2,390**
31 December 2023								
Secured Financing:								
Cash collateral on securities borrowed	20,955	(6,453)	—	14,502	(14,120)	—	382	85
Securities purchased under agreement to resell	190,110	(99,915)	—	90,195	(89,988)	—	207	205
Other secured financing	20,494	(5,223)	—	15,271	(15,257)	—	14	14
Trading financial assets - derivatives	530,089	(278,274)	(14,077)	237,738	(201,807)	(26,699)	9,232	1,564
Total Assets	**761,648**	**(389,865)**	**(14,077)**	**357,706**	**(321,172)**	**(26,699)**	**9,835**	**1,868**
Secured borrowing:								
Cash collateral on securities loaned	36,956	(6,453)	—	30,503	(30,501)	—	2	—
Securities sold under agreement to repurchase	152,215	(99,915)	—	52,300	(52,150)	—	150	37
Other secured borrowing	24,736	(5,223)	—	19,513	(19,504)	—	9	9
Trading financial liabilities - derivatives	520,963	(278,274)	(3,929)	238,760	(203,379)	(23,678)	11,703	3,001
Total Liabilities	**734,870**	**(389,865)**	**(3,929)**	**341,076**	**(305,534)**	**(23,678)**	**11,864**	**3,047**

(1) Derivatives cash collateral netting relates to the margin posted or received being offset against the derivative balance where all offsetting criteria is met. All Cash Collateral are recognised within Trade and other receivables and Trade and other payables whether it is offset or not and represents the total variation margin paid or received by counterparties.

(2) Intercompany cross-product legally enforceable netting arrangements are in place which would allow for an additional $11,886 million (31 December 2023: $7,835 million) of the statement of financial position, to be offset in the ordinary course of business and/or in the event of default.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

Company in $ millions	Gross amounts	Amount offset [1][2] Counterparty netting	Derivatives Cash collateral netting [2]	Net amounts	Amounts not offset Collateralised by: Financial instruments	Cash collateral	Net exposure	Not subject to legally enforceable master netting agreement
31 December 2024								
Secured Financing:								
Cash collateral on securities borrowed	21,654	(8,493)	—	13,161	(12,626)	—	535	207
Securities purchased under agreement to resell	197,340	(107,507)	—	89,833	(89,533)	—	300	263
Other secured financing	15,627	(3,168)	—	12,459	(12,413)	—	46	—
Trading financial assets - derivatives	530,549	(228,594)	(20,749)	281,206	(242,205)	(28,106)	10,895	2,192
Total Assets	**765,170**	**(347,762)**	**(20,749)**	**396,659**	**(356,777)**	**(28,106)**	**11,776**	**2,662**
Secured borrowing:								
Cash collateral on securities loaned	36,033	(8,493)	—	27,540	(27,539)	—	1	—
Securities sold under agreement to repurchase	153,509	(107,507)	—	46,002	(45,762)	—	240	195
Other secured borrowing	30,019	(3,168)	—	26,851	(26,807)	—	44	—
Trading financial liabilities - derivatives	521,493	(228,593)	(7,582)	285,318	(243,995)	(27,195)	14,128	2,195
Total Liabilities	**741,054**	**(347,761)**	**(7,582)**	**385,711**	**(344,103)**	**(27,195)**	**14,413**	**2,390**
31 December 2023								
Secured Financing:								
Cash collateral on securities borrowed	20,955	(6,453)	—	14,502	(14,120)	—	382	85
Securities purchased under agreement to resell	190,044	(99,915)	—	90,129	(89,921)	—	208	205
Other secured financing	20,494	(5,223)	—	15,271	(15,257)	—	14	14
Trading financial assets - derivatives	530,091	(278,274)	(14,077)	237,740	(201,809)	(26,699)	9,232	1,004
Total Assets	**761,584**	**(389,865)**	**(14,077)**	**357,642**	**(321,107)**	**(26,699)**	**9,836**	**1,308**
Secured borrowing:								
Cash collateral on securities loaned	36,956	(6,453)	—	30,503	(30,501)	—	2	—
Securities sold under agreement to repurchase	152,215	(99,915)	—	52,300	(52,150)	—	150	37
Other secured borrowing	24,736	(5,223)	—	19,513	(19,504)	—	9	9
Trading financial liabilities - derivatives	520,963	(278,274)	(3,929)	238,760	(203,379)	(23,678)	11,703	1,446
Total Liabilities	**734,870**	**(389,865)**	**(3,929)**	**341,076**	**(305,534)**	**(23,678)**	**11,864**	**1,492**

(1) Derivatives cash collateral netting relates to the margin posted or received being offset against the derivative balance where all offsetting criteria is met. All Cash Collateral are recognised within Trade and other receivables and Trade and other payables whether it is offset or not and represents the total variation margin paid or received by counterparties.

(2) Intercompany cross-product legally enforceable netting arrangements are in place which would allow for an additional $11,867 million (31 December 2023: $7,813 million) of the statement of financial position, to be offset in the ordinary course of business and/or in the event of default.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

30. FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE

a. Financial Assets and Liabilities Recognised at Fair Value on a Recurring Basis

The following tables present the carrying value of the Group's financial assets and financial liabilities recognised at fair value on a recurring basis, classified according to the fair value hierarchy. At 31 December 2024 and 31 December 2023 there were no significant differences between Group and Company in respect of the below table.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

Group 2024 in $ millions	Quoted prices in active market (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading financial assets:				
Government debt securities	6,293	5,867	16	**12,176**
Corporate and other debt	—	7,115	790	**7,905**
Corporate equities	68,236	300	30	**68,566**
Derivatives:				
Interest rate contracts	9	70,459	350	**70,818**
Credit contracts	—	10,286	199	**10,485**
Foreign exchange and gold contracts	—	137,251	710	**137,961**
Equity contracts	1,473	55,009	798	**57,280**
Commodity contracts	308	4,300	54	**4,662**
Total trading financial assets	**76,319**	**290,587**	**2,947**	**369,853**
Secured financing:				
Cash collateral on securities borrowed	—	13,161	—	**13,161**
Securities purchased under agreements to resell	—	89,122	711	**89,833**
Other secured financing	—	12,459	—	**12,459**
Total secured financing	**—**	**114,742**	**711**	**115,453**
Loans and advances - corporate loans	**—**	**7**	**—**	**7**
Investment securities - corporate equities	**—**	**15**	**12**	**27**
Trade and other receivables:				
Prepaid OTC contracts	—	132	133	**265**
Other	—	294	—	**294**
Total trade and other receivables	**—**	**426**	**133**	**559**
Total financial assets measured at fair value	**76,319**	**405,777**	**3,803**	**485,899**
Trading financial liabilities:				
Government debt securities	4,625	1,529	10	**6,164**
Corporate and other debt	—	2,669	3	**2,672**
Corporate equities	24,858	39	5	**24,902**
Derivatives:				
Interest rate contracts	13	71,111	586	**71,710**
Credit contracts	—	9,799	130	**9,929**
Foreign exchange and gold contracts	7	136,226	714	**136,947**
Equity contracts	636	60,166	1,098	**61,900**
Commodity contracts	207	4,572	53	**4,832**
Total trading financial liabilities	**30,346**	**286,111**	**2,599**	**319,056**
Secured borrowing:				
Cash collateral on securities loaned	—	20,688	—	**20,688**
Securities sold under agreements to repurchase	—	19,198	—	**19,198**
Other secured borrowing	—	26,851	—	**26,851**
Total secured borrowing	**—**	**66,737**	**—**	**66,737**
Trade and other payables - prepaid OTC contracts	**—**	**215**	**133**	**348**
Debt and other borrowings - issued structured notes	**—**	**15,897**	**117**	**16,014**
Total financial liabilities measured at fair value	**30,346**	**368,960**	**2,849**	**402,155**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

Company 2024 in $ millions	Quoted prices in active market (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading financial assets:				
Government debt securities	6,293	5,867	16	**12,176**
Corporate and other debt	—	6,898	783	**7,681**
Corporate equities	68,236	300	30	**68,566**
Derivatives:	—	—	—	**—**
Interest rate contracts	9	70,459	350	**70,818**
Credit contracts	—	10,286	199	**10,485**
Foreign exchange and gold contracts	—	137,251	710	**137,961**
Equity contracts	1,473	55,009	798	**57,280**
Commodity contracts	308	4,300	54	**4,662**
Total trading financial assets	**76,319**	**290,370**	**2,940**	**369,629**
Secured financing:				
Cash collateral on securities borrowed	—	13,161	—	**13,161**
Securities purchased under agreements to resell	—	89,122	711	**89,833**
Other secured financing	—	12,459	—	**12,459**
Total secured financing	**—**	**114,742**	**711**	**115,453**
Loans and advances - corporate loans	—	7	—	**7**
Investment securities - corporate equities	**—**	**14**	**12**	**26**
Trade and other receivables:				
Prepaid OTC contracts	—	132	133	**265**
Other	—	294	—	**294**
Total trade and other receivables	**—**	**426**	**133**	**559**
Total financial assets measured at fair value	**76,319**	**405,559**	**3,796**	**485,674**
Trading financial liabilities:				
Government debt securities	4,625	1,529	10	**6,164**
Corporate and other debt	—	2,669	3	**2,672**
Corporate equities	24,858	39	5	**24,902**
Derivatives:				
Interest rate contracts	13	71,111	586	**71,710**
Credit contracts	—	9,799	130	**9,929**
Foreign exchange and gold contracts	7	136,226	714	**136,947**
Equity contracts	636	60,166	1,098	**61,900**
Commodity contracts	207	4,572	53	**4,832**
Total trading financial liabilities	**30,346**	**286,111**	**2,599**	**319,056**
Secured borrowing:				
Cash collateral on securities loaned	—	20,688	—	**20,688**
Securities sold under agreements to repurchase	—	19,198	—	**19,198**
Other secured borrowing	—	26,851	—	**26,851**
Total secured borrowing	**—**	**66,737**	**—**	**66,737**
Trade and other payables - prepaid OTC contracts	**—**	**215**	**133**	**348**
Debt and other borrowings - issued structured notes	**—**	**15,897**	**117**	**16,014**
Total financial liabilities measured at fair value	**30,346**	**368,960**	**2,849**	**402,155**

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

Group 2023 in $ millions	Quoted prices in active market (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading financial assets:				
Government debt securities	4,207	4,457	61	**8,725**
Corporate and other debt	—	13,584	1,338	**14,922**
Corporate equities	74,602	838	68	**75,508**
Derivatives:				
Interest rate contracts	390	79,420	753	**80,563**
Credit contracts	—	8,946	222	**9,168**
Foreign exchange and gold contracts	—	95,009	533	**95,542**
Equity contracts	298	45,387	785	**46,470**
Commodity contracts	—	5,978	17	**5,995**
Total trading financial assets	**79,497**	**253,619**	**3,777**	**336,893**
Secured financing:				
Cash collateral on securities borrowed	—	14,502	—	**14,502**
Securities purchased under agreements to resell	—	89,363	832	**90,195**
Other secured financing	—	15,271	—	**15,271**
Total secured financing	**—**	**119,136**	**832**	**119,968**
Investment securities - corporate equities	**—**	**—**	**126**	**126**
Trade and other receivables:				
Prepaid OTC contracts	—	237	150	**387**
Other	—	518	—	**518**
Total trade and other receivables	**—**	**755**	**150**	**905**
Total financial assets measured at fair value	**79,497**	**373,510**	**4,885**	**457,892**
Trading financial liabilities:				
Government debt securities	7,249	1,107	1	**8,357**
Corporate and other debt	—	5,092	8	**5,100**
Corporate equities	22,169	140	12	**22,321**
Derivatives:				
Interest rate contracts	420	81,160	634	**82,214**
Credit contracts	—	9,318	231	**9,549**
Foreign exchange and gold contracts	11	90,270	452	**90,733**
Equity contracts	265	48,668	1,237	**50,170**
Commodity contracts	—	6,065	29	**6,094**
Total trading financial liabilities	**30,114**	**241,820**	**2,604**	**274,538**
Secured borrowing:				
Cash collateral on securities loaned	—	22,578	—	**22,578**
Securities sold under agreements to repurchase	—	19,284	—	**19,284**
Other secured borrowing	—	19,513	—	**19,513**
Total secured borrowing	**—**	**61,375**	**—**	**61,375**
Trade and other payables - prepaid OTC contracts	**—**	**245**	**150**	**395**
Debt and other borrowings - issued structured notes	**—**	**15,347**	**176**	**15,523**
Total financial liabilities measured at fair value	**30,114**	**318,787**	**2,930**	**351,831**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

Company 2023 in $ millions	Quoted prices in active market (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading financial assets:				
Government debt securities	4,207	4,457	61	**8,725**
Corporate and other debt	—	13,366	1,307	**14,673**
Corporate equities	74,602	838	68	**75,508**
Derivatives:				
Interest rate contracts	390	79,420	753	**80,563**
Credit contracts	—	8,946	222	**9,168**
Foreign exchange and gold contracts	—	95,011	533	**95,544**
Equity contracts	298	45,387	785	**46,470**
Commodity contracts	—	5,978	17	**5,995**
Total trading financial assets	**79,497**	**253,403**	**3,746**	**336,646**
Secured financing:				
Cash collateral on securities borrowed	—	14,502	—	**14,502**
Securities purchased under agreements to resell	—	89,297	832	**90,129**
Other secured financing	—	15,271	—	**15,271**
Total secured financing	**—**	**119,070**	**832**	**119,902**
Investment securities - corporate equities	**—**	**—**	**125**	**125**
Trade and other receivables:				
Prepaid OTC contracts	—	237	150	**387**
Other	—	518	—	**518**
Total trade and other receivables	**—**	**755**	**150**	**905**
Total financial assets measured at fair value	**79,497**	**373,228**	**4,853**	**457,578**
Trading financial liabilities:				
Government debt securities	7,249	1,107	1	**8,357**
Corporate and other debt	—	5,092	8	**5,100**
Corporate equities	22,169	140	12	**22,321**
Derivatives:				
Interest rate contracts	420	81,160	634	**82,214**
Credit contracts	—	9,318	231	**9,549**
Foreign exchange and gold contracts	11	90,270	452	**90,733**
Equity contracts	265	48,668	1,237	**50,170**
Commodity contracts	—	6,065	29	**6,094**
Total trading financial liabilities	**30,114**	**241,820**	**2,604**	**274,538**
Secured borrowing:				
Cash collateral on securities loaned	—	22,578	—	**22,578**
Securities sold under agreements to repurchase	—	19,284	—	**19,284**
Other secured borrowing	—	19,513	—	**19,513**
Total secured borrowing	**—**	**61,375**	**—**	**61,375**
Trade and other payables - prepaid OTC contracts	**—**	**245**	**150**	**395**
Debt and other borrowings - issued structured notes	**—**	**15,347**	**176**	**15,523**
Total financial liabilities measured at fair value	**30,114**	**318,787**	**2,930**	**351,831**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

The Group's valuation approach and fair value hierarchy categorisation for certain significant classes of financial instruments recognised at fair value on a recurring basis is as follows:

Government Debt Securities

US Treasury Securities

Valuation Technique:

- Fair value is determined using quoted market prices

Valuation Hierarchy Classification:

- Level 1

Non US Government Obligations

Valuation Technique:

- Fair value is determined using quoted prices in active markets when available. When not available, quoted prices in less-active markets are used. In the absence of position-specific quoted prices, fair value may be determined through benchmarking from comparable instruments.

Valuation Hierarchy Classification:

- Level 1 – if actively traded and inputs are observable
- Level 2 – if the market is less active or prices are dispersed
- Level 3 – in instances where the prices are unobservable

Corporate and Other Debt and Corporate Loans

Mortgage- and Asset-backed Securities ("MABS")

Valuation Technique:

- MABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers.
- When position-specific external price data are not observable, the fair value determination may require benchmarking to comparable instruments, and/or analysing ECL, default and recovery rates, and/or applying discounted cash flow techniques. When evaluating the comparable instruments for use in the valuation of each security, security collateral-specific attributes, including payment priority, credit enhancement levels,

type of collateral, delinquency rates and loss severity, are considered. In addition, for RMBS borrowers, Fair Isaac Corporation scores and the level of documentation for the loan are considered.

- Market standard cash flow models may be utilised to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, and default and prepayment rates for each asset category.
- Valuation levels of RMBS and CMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions.

Valuation Hierarchy Classification:

- Level 2 – if value based on observable market data for comparable instruments
- Level 3 – if external prices or significant spread inputs are unobservable, or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance or other inputs

Corporate Bonds

Valuation Techniques:

- Fair value is determined using recently executed transactions, market price quotations, bond spreads and CDS spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments
- The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference comparable issuers are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to comparable instruments or cash flow models with yield curves, bond or single-name CDS spreads and recovery rates as significant inputs.

Valuation Hierarchy Classification:

- Level 2 – if value based on observable market data for comparable instruments
- Level 3 – in instances where prices or significant spread inputs are unobservable or

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

if the comparability assessment involves significant sensitivity

Collateralised Debt Obligations ("CDO")

Valuation Techniques:

- The Group holds cash CDOs that typically reference a tranche of an underlying synthetic portfolio of single name CDS spreads collateralised by corporate bonds ("credit-linked notes") or cash portfolio of asset-backed securities/loans ("asset-backed CDOs")

- Credit correlation, a primary input used to determine the fair value of credit-linked notes, is usually unobservable and derived using a benchmarking technique. Other model inputs, such as credit spreads, including collateral spreads, and interest rates are typically observable

- Asset-backed CDOs are valued based on an evaluation of the market and model input parameters sourced from comparable instruments as indicated by market activity. Each asset-backed CDO position is evaluated independently taking into consideration available comparable market levels, underlying collateral performance and pricing, deal structures and liquidity

Valuation Hierarchy Classification:

- Level 2 – when either comparable market transactions are observable, or credit correlation input is insignificant

- Level 3 – when either comparable market transactions are unobservable, or the credit correlation input is significant

Loans and Lending Commitments

Valuation Techniques:

- Fair value of corporate loans is determined using recently executed transactions, market price quotations (where observable), implied yields from comparable debt, market observable CDS spread levels obtained from independent external parties adjusted for any basis difference between cash and derivative instruments, along with proprietary valuation models and default recovery analysis where such transactions and quotations are unobservable

- Fair value of contingent corporate lending commitments is determined by using

executed transactions on comparable loans and the anticipated market price based on pricing indications from syndicate banks and customers. The valuation of loans and lending commitments also takes into account fee income that is considered an attribute of the contract

Valuation Hierarchy Classifications:

- Level 2 – if value based on observable market data for comparable instruments

- Level 3 – in instances where significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity

Corporate Equities and Equity Investments

Valuation Techniques:

- Exchange traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied

- Unlisted equity securities are generally valued based on an assessment of each security, considering rounds of financing and third-party transactions, discounted cash flow analyses and market-based information, including comparable transactions, trading multiples and changes in market outlook, among other factors

- Listed fund units are generally marked to the exchange-traded price if actively traded or Net Asset Value ("NAV") if not. Unlisted fund units are generally marked to NAV

Valuation Hierarchy Classification:

- Level 1 – actively traded exchange-traded securities and fund units

- Level 2 – if not actively traded, inputs are observable, or if undergoing a recent mergers and acquisitions event or corporate action;

- Level 3 – if not actively traded, inputs are observable, or if undergoing an aged mergers and acquisitions event or corporate action

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

Derivatives

Exchange-Traded Derivative Contracts

Valuation Techniques:

- Exchange-Traded derivatives that are actively traded are valued based on quoted prices from the exchange.

- Exchange-Traded derivatives that are not actively traded are valued using the same techniques as those applied to OTC derivatives.

Valuation Hierarchy Classification:

- Level 1 – when actively traded.

- Level 2 – when not actively traded.

OTC Derivative Contracts

Valuation Techniques:

- OTC derivative contracts include forward, swap and option contacts related to interest rates, foreign currencies, credit standing of reference entities, equity prices or commodity prices

- Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be modelled using a series of techniques, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, simulation models or a combination thereof. Many pricing models do not entail material subjectivity as the methodologies employed do not necessitate significant judgement, since model inputs may be observed from actively quoted markets, as is the case for generic interest rate swaps, many equity, commodity and foreign currency option contracts and certain credit default swaps. In the case of more established derivative products, the pricing models used by the Group are widely accepted by the financial services industry.

- More complex OTC derivative products are typically less liquid and require more judgement in the implementation of the valuation technique since direct trading activity or quotes are unobservable. This includes certain types of interest rate derivatives with both volatility and correlation exposure, equity, commodity or foreign currency derivatives that are either longer-dated or include exposure to multiple underlyings and credit derivatives, including

credit default swaps on certain mortgage or asset-backed securities, basket CDS. Where required inputs are unobservable, relationships to observable data points, based on historical and/or implied observations, may be employed as a technique to estimate the model input values.

Valuation Hierarchy Classification:

- Level 2 – when valued using observable inputs, or where the unobservable input is not deemed significant

- Level 3 – if the unobservable input is deemed significant

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase and Cash Collateral on Securities Borrowed and Securities Loaned and Other Secured Financings and Secured Borrowings

Valuation Techniques:

- Fair value is computed using a standard cash flow discounting methodology

- The inputs to the valuation include contractual cash flows and collateral funding spreads, which are the incremental spread over the overnight indexed swap ("OIS") rate for a specific collateral rate (which refers to the rate applicable to a specific type of security pledged as collateral)

Valuation Hierarchy Classification:

- Level 2 – when the valuation inputs are observable and supported by market liquidity

- Level 3 – in instances where the valuation input is observable but not supported by market liquidity or if an unobservable inputs are deemed significant

Prepaid OTC Contracts and Issued Structured Notes

Valuation Techniques:

- The Group carries structured notes and prepaid OTC contracts which are primarily composed of instruments whose payments and redemption values are linked to the performance of a specific index, a basket of stocks, a specific security, a commodity, a credit exposure or basket of credit exposures, and instruments with various interest-rate-

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

related features including step-ups, step-downs, and zero coupons

- Fair value is determined using valuation models for the derivative and debt portions of the instruments. These models incorporate observable inputs referencing identical or comparable securities, including prices to which the instruments are linked, interest rate yield curve, option volatility and currency rates, and commodity or equity prices

- Independent, external and traded prices for the instruments are considered as well as the impact of the Company's own credit spreads which are based on observed secondary bond market spreads

Valuation Hierarchy Classification:

- Level 2 – when valued using observable inputs, or where the unobservable input is not deemed significant

- Level 3 – in instances where the unobservable inputs are deemed significant

b. Transfers Between Level 1 and Level 2 of the Fair Value Hierarchy for Financial Assets and Liabilities Recognised at Fair Value on a Recurring Basis

During the year, the Group and Company reclassified approximately $330 million (2023: $673 million) of government debt securities liabilities from Level 2 to Level 1. These reclassifications were due to increased trading activity in these instruments. The Group and Company reclassified approximately $519 million (2023: $nil) of European government debt assets from Level 1 to Level 2 .These reclassifications were due to decreased trading activity in these instruments.

c. Changes in Level 3 Financial Assets and Liabilities Recognised at Fair Value on a Recurring Basis

The following tables present the changes in the fair value of the Group's Level 3 financial assets and financial liabilities for the years ended 31 December 2024 and 31 December 2023. Level 3 instruments may be hedged with instruments classified in Level 1 and Level 2. The realised and unrealised gains/(losses) for assets and liabilities within the Level 3 category presented in the following tables do not reflect the related realised and unrealised gains/(losses) on hedging instruments that have been classified by the Group within the Level 1 and/or Level 2 categories.

Except for 'Corporate and other debt' of $7 million owned by the Company's subsidiary undertaking, there were no differences at 31 December 2024 or 31 December 2023 between Group and Company in respect of the table below.

Unrealised gains/(losses) during the year for assets and liabilities within the Level 3 category presented in the following tables herein may include changes in fair value during the period that were attributable to both observable and unobservable inputs.

The Morgan Stanley Group operates a number of intra-group policies to ensure that, where possible, revenues and related costs are matched. Where the trading positions included in the below table are risk managed using financial instruments held by other Morgan Stanley Group undertakings, these policies potentially result in the recognition of offsetting gains or losses in the Group.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

in $ millions	2024	2023
TRADING FINANCIAL ASSETS		
Government debt securities		
Beginning balance	61	133
Total gains/(losses) recognised in the consolidated income statement[1]	(6)	5
Purchases	1	21
Sales	(5)	(65)
Gross transfers in	2	4
Gross transfers out	(37)	(37)
Ending balance	**16**	**61**
Unrealised gains/(losses)[3]	(3)	3
Corporate and other debt		
Beginning balance	1,338	1,115
Total losses recognised in the consolidated income statement[1]	(279)	(20)
Purchases	492	522
Sales	(247)	(356)
Gross transfers in	138	521
Gross transfers out	(652)	(444)
Ending balance	**790**	**1,338**
Unrealised losses[3]	(150)	(9)
Corporate equities		
Beginning balance	68	31
Total gains/(losses) recognised in the consolidated income statement[1]	(65)	41
Purchases	20	19
Sales	(7)	(39)
Gross transfers in	34	21
Gross transfers out	(20)	(5)
Ending balance	**30**	**68**
Unrealised gains/(losses)[3]	—	44
Net derivative contracts[4]		
Beginning balance	(273)	264
Total (losses)/gains recognised in the consolidated income statement[1]	(127)	(204)
Purchases	321	118
Issuances	(541)	(272)
Settlements	194	(164)
Gross transfers in	36	10
Gross transfers out	(80)	(25)
Ending balance	**(470)**	**(273)**
Unrealised (losses)/gains[3]	39	(468)

in $ millions	2024	2023
SECURED FINANCING		
Securities purchased under agreements to resell		
Beginning balance	832	962
Purchases	711	832
Sales	(832)	(962)
Gross transfers in		
Gross transfers out		
Ending balance	**711**	**832**
INVESTMENT SECURITIES		
Corporate equities		
Beginning balance	126	142
Total losses recognised in the consolidated income statement[1]	—	(20)
Purchases	2	26
Sales	(116)	(22)
Gross transfers in	—	—
Gross transfers out	—	—
Ending balance	**12**	**126**
Unrealised losses[3]	—	(20)
TRADE AND OTHER RECEIVABLES		
Prepaid OTC contracts		
Beginning balance	150	192
Total gains/(losses) recognised in the consolidated income statement[1]	(69)	—
Purchases	52	—
Sales	—	(38)
Gross transfers in	—	—
Gross transfers out	—	(4)
Ending balance	**133**	**150**
Unrealised gains/(losses)[3]	(69)	—

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

in $ millions	2024	2023
TRADING FINANCIAL LIABILITIES		
Government debt securities		
Beginning balance	1	2
Total gains recognised in the consolidated income statement[1]	(3)	—
Total (gains)/losses recognised in consolidated statement of comprehensive income[1]	—	—
Purchases	—	(1)
Sales	9	—
Gross transfers in	3	—
Gross transfers out	—	—
Ending balance	**10**	**1**
Unrealised gains[3]	(3)	—
Corporate and other debt		
Beginning balance	8	3
Total losses recognised in the consolidated income statement[1]	—	(4)
Purchases	(3)	(2)
Sales	1	11
Gross transfers in	—	1
Gross transfers out	(3)	(1)
Ending balance	**3**	**8**
Unrealised losses[3]	—	(4)
Corporate equities		
Beginning balance	12	19
Total losses recognised in the consolidated income statement[1]	(5)	(3)
Purchases	(3)	(13)
Sales	5	3
Gross transfers in	1	19
Gross transfers out	(5)	(13)
Ending balance	**5**	**12**
Unrealised (losses)/gains[3]	(4)	(2)
TRADE AND OTHER PAYABLES		
Prepaid OTC contracts		
Beginning balance	150	188
Total losses recognised in the consolidated income statement[1]	(69)	(37)
Issuances	52	—
Settlements	—	(1)
Gross transfers in		—
Gross transfers out		—
Ending balance	**133**	**150**
Unrealised losses[3]	(69)	(37)

in $ millions	2024	2023
DEBT AND OTHER BORROWINGS		
Issued structured notes		
Beginning balance	176	77
Total gains/(losses) recognised in the consolidated income statement[1]	(11)	25
Total gains/(losses) recognised in consolidated statement of comprehensive income[1]	1	2
Issuances	105	121
Settlements	(47)	(32)
Gross transfers in	22	48
Gross transfers out	(129)	(65)
Ending balance	**117**	**176**
Unrealised gains/(losses)	(19)	8

(1) The total gains or losses are recognised in the consolidated income statement as detailed in the financial instruments accounting policy (note 3c).

(2) For financial assets and financial liabilities that were transferred into or out of Level 3 during the year, gains or (losses) are presented as if the assets or liabilities had been transferred into or out of Level 3 as at the beginning of the year.

(3) Amounts represent unrealised gains or (losses) for the year ended 31 December 2024 related to assets and liabilities still outstanding at 31 December 2024. The unrealised gains or (losses) are recognised in the consolidated income statement or consolidated statement of comprehensive income as detailed in the financial instruments accounting policy (note 3c).

(4) Net derivative contracts represent trading financial liabilities derivative contracts net of trading financial assets - derivative contracts.

During the year, the Group and Company reclassified $652 million of Corporate and other debt securities from Level 3 to Level 2 (2023: no material transfers from Level 3 to Level 2). These reclassifications were due to increased trading activity in these instruments. There were no material transfers from Level 2 to Level 3 (2023: no material transfers from Level 2 to Level 3).

d. Valuation of Level 3 Financial Assets and Liabilities Recognised at Fair Value on a Recurring Basis

The following disclosures provide information on the sensitivity of fair value measurements to key inputs and assumptions.

i. Quantitative Information about and Qualitative Sensitivity if Significant Unobservable Inputs

The following table provides information on the valuation techniques, significant unobservable inputs and their ranges and averages for each material category of assets and liabilities measured at fair value on a recurring basis.

The level of aggregation and breadth of products cause the range of inputs to be wide and not evenly distributed across the inventory. Further,

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

the range of unobservable inputs may differ across groups in the financial services industry because of diversity in the types of products included in each group's inventory. The following disclosures also include qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

There are no predictable relationships between multiple significant unobservable inputs attributable to a given valuation technique. A single amount is disclosed when there is no significant difference between the minimum, maximum and average (weighted average or similar average/median).

31 December 2024	Fair value $ millions	Predominant valuation techniques/ Significant unobservable inputs	Range (Average)[1]
ASSETS			
Trading financial assets:			
Government debt securities	16	Comparable pricing	
		Comparable bond price	N/M(N/M)
Corporate and other debt:			
Mortgage and asset-backed securities	86	Comparable pricing	
		Comparable bond price	0 to 81 pts (33 pts)
Corporate bonds	547	Comparable pricing	
		Comparable bond price	1 to 153 pts (66 pts)
Loans and lending commitments	154	Comparable pricing	
		Comparable loan price	50 to 121 pts (88 pts)
Other Debt	3	Comparable pricing	
		Comparable bond price	N/M(N/M)
Corporate equities	30	Comparable pricing	
		Comparable equity price	100%(100%)
Investment securities:			
Corporate equities	12	Comparable pricing	
		Comparable equity price	100% to 100% (100%)
		Discounted Cash Flow	
		Implied Weighted Average Cost of Capital ("WACC")	16% (16%)
Secured financing			
Securities purchased under agreements to resell	711	Discounted cash flows	
		Funding spread	32 bps to 107 bps (67 bps)
Trade and other receivables:			
Prepaid OTC contracts	133	Discounted cash flows	
		Loss Given Default	54%-84% (68%/54%)

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

31 December 2024	Fair value $ millions	Predominant valuation techniques/ Significant unobservable inputs	Range (Average)[1]
LIABILITIES			
Trading financial liabilities			
Net derivatives contracts:[2]			
Interest rate	(236)	Option Model	
		Inflation Volatility	30% to 68% (44%/38%)
		Interest Rate Curve Correlation	23% to 94% (76%/81%)
		Interest rate Volatility Skew	59% to 86% (69%/67%)
		Currency Basis	N/M(N/M)
		Deal Contingent Probability	N/M(N/M)
		Bond Volatility	78% to 148% (92%/92%)
Credit	69	Credit default swap model	
		Credit spread	2 to 299 bps (102 bps)
		Comparable pricing	
		Comparable bond price	1 to 91 pts (46 pts)
		Discounted cash flows	
		Funding spread	99 to 113 bps (112 bps)
Foreign exchange and gold[3]	(4)	Option model	
		Deal execution probability	90% to 95% (95%/95%)
		Currency basis	5% to 10% (8%/8%)
Equity	(300)	Option model	
		Equity volatility	1% to 73% (18%)
		Equity volatility skew	-3% to 1% (-1%)
		Equity correlation	15% to 100% (60%)
		Equity FX correlation	-68% to 60% (-29%)
Debt and other borrowings:			
Issued structured notes	(117)	Option model	
		Equity volatility	14% to 71% (26%)
		Equity volatility skew	-2% to 0% (-1%)
		Equity correlation	38% to 85% (61%)
		Equity FX correlation	-52% to -1% (-11%)
Trade and other payables:			
Prepaid OTC contracts	(133)	Discounted cash flow	
		Loss Given Default	54%-84% (62%/54%)

N/M - Not Material

(1) A single amount is disclosed for range and average when there is no significant difference between the minimum, maximum and average. Amounts represent weighted averages, except where simple averages and the median of the inputs, respectively, are provided when more relevant.
(2) Net derivative contracts represent trading financial liabilities – derivative contracts net of trading financial assets – derivative contracts
(3) Includes derivative contracts with multiple risks (i.e. hybrid products)

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

31 December 2023	Fair value $ millions	Predominant valuation techniques/ Significant unobservable inputs	Range (Average)[1]
ASSETS			
Trading financial assets:			
Government debt securities	61	Comparable pricing	
		Comparable bond price	50 to 199 pts (91 pts)
Corporate and other debt:			
Mortgage and asset-backed securities	344	Comparable pricing	
		Comparable bond price	30 to 100 pts (76 pts)
Corporate bonds	797	Comparable pricing	
		Comparable bond price	38 to 138 pts (81 pts)
Loans and lending commitments	139	Comparable pricing	
		Comparable loan price	27 to 100 pts (75 pts)
Other Debt	58	Comparable pricing	
		Comparable bond price	101 to 101 pts (101 pts)
Corporate equities	68	Comparable pricing	
		Comparable equity price	100%(100%)
Investment securities:			
Corporate equities	126	Comparable pricing	
		Comparable equity price	95% to 100% (98%)
		Discounted Cash Flow	
		Implied Weighted Average Cost of Capital ("WACC")	16%(16%)
Secured financing			
Securities purchased under agreements to resell	832	Discounted cash flows	
		Funding spread	32 bps to 104 bps (63 bps)
Trade and other receivables:			
Prepaid OTC contracts	150	Discounted cash flows	
		Loss Given Default	54%-84% (62%/54%)
LIABILITIES			
Trading financial liabilities			
Net derivatives contracts:[2]			
Interest rate	120	Option Model	
		Inflation Volatility	27% to 70% (43%/39%)
		Interest rate - Foreign exchange correlation	N/M(N/M)
		Interest Rate Curve Correlation	70% to 93% (76%/77%)
		Inflation Curve	N/M(N/M)
		Interest rate Volatility Skew	74% to 90% (79%/81%)
		Currency Basis	4% to 4% (1%/1%)
		Deal Contingent Probability	95% to 95% (95%/95%)
		Bond Volatility	84% to 152% (108%/103%)
Credit	(10)	Credit default swap model	
		Credit spread	1 to 262 bps (89 bps)
		Comparable pricing	
		Comparable bond price	7 to 99 pts (58 pts)
		Discounted cash flows	
		Funding spread	90 to 126 bps (118 bps)

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

31 December 2024	Fair value $ millions	Predominant valuation techniques/ Significant unobservable inputs	Range (Average)[1]
Foreign exchange and gold[3]	81	Option model	
		Interest rate - Foreign exchange correlation	N/M(N/M)
		Interest rate volatility skew	N/M(N/M)
		Deal execution probability	95% to 95% (95%/95%)
		Foreign exchange volatility skew	N/M(N/M)
		Currency basis	-4% to -26% (5%/0%)
Equity	(452)	Option model	
		Equity volatility	4% to 71% (16%)
		Equity volatility skew	-3% to 0% (0%)
		Equity correlation	17% to 99% (65%)
		Equity FX correlation	-74% to 40% (-26%)
Debt and other borrowings:			
Issued structured notes	176	Option model	
		Equity volatility	6% to 72% (21%)
		Equity volatility skew	-1.3% to 0% (-0.5%)
		Equity correlation	41% to 97% (66%)
		Equity FX correlation	-65% to 40% (-35%)
Trade and other payables:			
Prepaid OTC contracts	150	Discounted cash flow	
		Loss Given Default	54%-84% (62%/54%)

(1) A single amount is disclosed for range and average when there is no significant difference between the minimum, maximum and average. Amounts represent weighted averages, except where simple averages and the median of the inputs, respectively, are provided when more relevant.

(2) Net derivative contracts represent trading financial liabilities – derivative contracts net of trading financial assets – derivative contracts

(3) Includes derivative contracts with multiple risks (i.e. hybrid products)

Significant Unobservable Inputs – Description and Sensitivity

During 2024, there were no significant revisions made to the descriptions of the significant unobservable inputs.

An increase/(decrease) to the following inputs would generally result in a higher/(lower) fair value:

* *Comparable Bond or Loan Price:* A pricing input used when prices for the identical instrument are not available for comparable instruments. Significant subjectivity may be involved when fair value is determined using pricing data available for comparable instruments. Valuation using comparable instruments can be done by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable bond or loan, then adjusting that yield (or spread) to derive a value for the bond or loan. The adjustment to yield (or spread) should account for the relevant differences in the bonds or loans such as maturity or credit quality. Alternatively, a price-to-price basis can

be assumed between the comparable instrument and the bond being valued in order to establish the value of the bond or loan.

* *Comparable Equity Price:* A price derived from equity raises, share buybacks and external bid levels, etc. A discount or premium may be included in the fair value estimate.

* *Contingency Probability:* Probability associated with the realization of an underlying event upon which the value of an asset is contingent.

* *Loss Given Default:* Amount expressed as a percentage of par that is the expected loss when a credit event occurs.

* *WACC.* WACC represents the theoretical rate of return required to debt and equity investors. The WACC is used in a discounted cash flow model that calculates the value of the equity. The model assumes that the cash flow assumptions, including projections, are fully reflected in the current equity value, while the debt to equity ratio is held constant.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

An increase/(decrease) to the following inputs would generally result in a lower/(higher) fair value:

- *Credit Spread:* The credit spread reflects the additional net yield an investor can earn from a security with more credit risk relative to one with less credit risk. The credit spread of a particular security is often quoted in relation to the yield on a credit risk-free benchmark security or reference rate.

- *Funding Spread:* The cost of borrowing defined as the incremental spread over the OIS rate for a specific collateral rate (which refers to the rate applicable to a specific type of security pledged as collateral).

An increase/(decrease) to the following inputs would generally result in an impact to the fair value, but the magnitude and direction of the impact would depend on whether the Group is long or short the exposure:

- *Correlation:* A pricing input where the payoff is driven by more than one underlying risk. Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variable).

- *Interest rate curve:* The term structure of interest rates (relationship between interest rates and the time to maturity) and a market's measure of future interest rates at the time of observation. An interest rate curve is used to set interest rate and foreign exchange derivative cash flows and is a pricing input used in the discounting of any OTC derivative cash flow.

- *Volatility*: The measure of the variability in possible returns for an instrument given how much that instrument changes in value over time. Volatility is a pricing input for options, and, generally, the lower the volatility, the less risky the option. The level of volatility used in the valuation of a particular option depends on a number of factors, including the nature of the risk underlying that option, the tenor and the strike price of the option.

- *Volatility skew*: The measure of the difference in implied volatility for options with identical underliers and expiry dates but with different strikes.

- *Currency Basis:* Cross-currency basis reflects the difference between the interest paid to borrow one currency by swapping it against another currency in relation to the rate of directly borrowing this currency in the respective cash market.

ii. Sensitivity of Fair Values to Changing Significant Assumptions to Reasonably Possible Alternatives

As detailed in note 3, the valuation of Level 3 financial instruments requires the application of critical accounting judgement, involving estimations and assumptions and it is recognised that there could be a range of reasonably-possible alternative values.

The Group has reviewed the unobservable parameters to identify those which would change the fair value measurement significantly if replaced by a reasonably possible alternative assumption.

In estimating the potential variability, the unobservable parameters were varied individually using statistical techniques and historic data. The potential variability estimated is likely to be greater than the actual uncertainty relating to the financial instruments, as any diversification effect has been excluded.

The following table presents the potential impact of both favourable and unfavourable changes, both of which would be reflected in the income statement.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

in $ millions	31 December 2024 Favourable changes	Unfavourable changes	31 December 2023 Favourable changes	Unfavourable changes
Trading financial assets:				
Government debt securities			—	—
Corporate and other debt	25	(23)	36	(34)
Corporate equities	26	(26)	23	(23)
Net derivative contracts[1]	180	(193)	126	(135)
Secured Financing:				
Securities purchased under agreements to sell	—	—	1	(1)
Investment securities:				
Corporate equities	5	(3)	11	(12)
Debt and other borrowings:				
Issued structured notes	1	(2)	1	(1)
	237	**(247)**	**198**	**(206)**

(1) Net derivative contracts represent trading financial assets – derivative contracts net of trading financial liabilities – derivative contracts.

e. Financial Instruments Valued using Unobservable Market Data

The amounts not recognised in the consolidated income statement relating to the difference between the fair value at initial recognition (the transaction price) and the amounts determined at initial recognition using valuation techniques are as follows:

$ millions	2024	2023
At 1 January	463	473
New transactions	226	243
Amounts recognised in the consolidated income statement during the year	(252)	(253)
At 31 December	**437**	**463**

The balance above predominately relates to derivatives. The Group has financial instruments valued using unobservable market data of $89 million (2023: $66 million) related to other Morgan Stanley Group undertakings.

f. Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

Non-recurring fair value measurements of assets and liabilities are those which are required or permitted in the consolidated statement of financial position in particular circumstances.

There were no assets or liabilities measured at fair value on a non-recurring basis during the current or prior year.

31. FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE

For all financial instruments not measured at fair value, the carrying amount is considered to be a reasonable approximation of fair value as at 31 December 2024, owing to their short-term nature, with the exception of $5,098 million (2023: $5,096 million) of subordinated debt for which the fair value is $5,395 million (2023: $5,243 million) which is included in Level 2 of the fair value hierarchy. The fair value of the subordinated debt has been determined based on the assumption that it is held to maturity.

32. EMPLOYEE COMPENSATION PLANS

Morgan Stanley maintains various equity-settled share-based compensation plans for the benefit of employees. Awards under these plans are generally granted in January following the performance year.

Equity-settled Share-based Compensation Plans

Morgan Stanley has granted RSU awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain employees' incentive compensation, with awards made in the form of restricted common stock. Awards under these plans are subject to vesting over time, generally six months to seven years, and are generally contingent upon continued employment and subject to restrictions on sale, transfer or assignment until conversion to common stock. All, or a portion of, an award may be forfeited if employment is terminated before the end of the

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

relevant vesting period or cancelled after the vesting period in certain situations. Recipients of equity-based awards may have voting rights, at Morgan Stanley's discretion, and generally receive dividend equivalents if the award vests, unless this is prohibited by regulation.

Group:

During the year, Morgan Stanley granted 2,723,397 RSUs (2023: 2,473,366 RSUs) to employees of the Group with a weighted average fair value per unit of $78.76 (2023: $90.57), based on the market value of Morgan Stanley common stock at grant date.

Equity-based compensation expense of $184 million (2023: $218 million) was recognised within 'Direct staff costs'.

The related liability due to Morgan Stanley at the end of the year, reported within 'Trade and other payables' in the consolidated statement of financial position, is $319 million (2023: $345 million) of which $134 million (2023: $173 million) is expected to be settled wholly within one year and $185 million (2023: $172 million) thereafter.

The unrecognised compensation cost related to unvested equity-based awards is shown in the table below:

in $ millions	Unvested awards granted:		
	To 31 December 2024	In January 2025	Total
Expense expected to be recognised in:			
2025	53	205	258
2026	20	43	63
2027	6	21	27
Thereafter	1	7	8
	80	**276**	**356**

Amounts above do not reflect forfeitures, cancellations or accelerations.

Company:

During the year, Morgan Stanley granted 2,721,461 RSUs (2023: 2,471,033 RSUs) to employees of the Company with a weighted average fair value per unit of $78.76 (2023: $90.57), based on the market value of Morgan Stanley common stock at grant date. The equity-based compensation expense recognised in the year is $183 million (2023: $217 million).

The related liability due to Morgan Stanley at the end of the year, reported within 'Trade and other payables' in the statement of financial position, is $318 million (2023: $344 million) of which $133 million (2023: $173 million) is expected to be settled wholly within one year and $185 million (2023: $171 million) thereafter.

Management Charges

As described in note 7, the Group and Company utilise the services of staff who are employed by other Morgan Stanley Group undertakings. Management charges are incurred in respect of these employee services which may include the cost of equity-settled share-based and deferred cash-based compensation plans.

33. POST EMPLOYMENT BENEFITS

Defined Contribution Plans

The Group operates several Morgan Stanley defined contribution plans, which require contributions to be made to funds held in trust, separate from the assets of the Group.

The defined contribution plans are as follows:

- MSII Offshore Retirement Benefit Plan IV, Dubai Section;

- Morgan Stanley DIFC Workplace Savings Scheme (Dubai and Abu Dhabi);

- Morgan Stanley Asia Limited Retirement Benefit Plan (Taiwan);

- Morgan Stanley & Co. International plc, Seoul Branch Defined Contribution Plan; and

- Morgan Stanley & Co. International plc Zurich Branch Top-up Plan

The Group pays fixed contributions to the plans, with no legal or constructive obligation to pay further contributions.

The defined contribution pension charge in relation to the above plans recognised within 'Direct staff costs' in 'Operating expense' in the consolidated income statement was $4 million for the year (2023: $4 million) of which $nil was accrued at 31 December 2024 (2023: $nil).

Defined Benefit Plans

The Group also operates several Morgan Stanley defined benefit plans, which provide post-employment benefits that are based on length of service and salary.

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

The defined benefits plans are as follows:

- Morgan Stanley Asia (Taiwan) Limited Retirement Scheme;

- Morgan Stanley Asia (Taiwan) Limited Book Reserve Plan;

- Morgan Stanley Asia (Taiwan) Limited Grandfather Plan;

- Morgan Stanley & Co. International plc Zurich Branch Base Plan;

- Morgan Stanley & Co. International plc Dubai Branch End of Service Gratuity;

- Morgan Stanley & Co. International plc Qatar Branch End of Service Gratuity; and

The Group's cumulative amount of actuarial gains and losses recognised in the consolidated statement of comprehensive income is a $1 million loss (2023: $1 million loss). A liability of $5 million (2023: $4 million liability) is recognised in the Group's consolidated statement of financial position in respect of these plans.

Plans Operated by Fellow Morgan Stanley Undertakings

In addition to the above, the Group incurs direct expenses and management charges from fellow Morgan Stanley undertakings for post-employment benefit costs related to the Morgan Stanley UK Group Pension Plan ("the Plan") operated by Morgan Stanley UK Limited ("MSUKL"). The Plan is a defined contribution scheme with a closed defined benefit section.

Defined Contribution Section of the Plan

MSUKL pays fixed contributions to the plan, with no legal or constructive obligation to pay further contributions.

The defined contribution pension charge, in relation to this plan, recognised within 'Direct Staff costs' in 'Operating expense' in the income statement was $24 million for the year (2023: $24 million) of which $nil was accrued at 31 December 2024 (2023: $nil).

As described in note 7, the Group utilises the services of staff who are employed by other Morgan Stanley Group undertakings. Management charges are incurred in respect of the services of these employees which include the cost of the Plan.

Defined Benefit Section of the Plan ("DB Plan")

Under contractual group recharging arrangements, a material proportion of the net defined benefit cost for the DB Plan as a whole, whether recognised in the profit or loss for the year or other comprehensive income, is recharged to the Group. Information on the DB plan is provided below.

The DB Plan has been closed to new members and future accrual since 1996. The DB Plan was previously open to permanent employees of the Morgan Stanley Group employed in the UK, and with the consent of the Trustees, other Morgan Stanley employees located outside of the UK who had previously been employed in the UK and who at some point had been members of the DB Plan.

The DB Plan provides post-employment benefits to members on retirement which are dependent on years of service and salary at the time of closure of the DB Plan in 1996. Additionally, the DB Plan also includes a Guaranteed Minimum Pension ("GMP") underpin in respect of certain defined contribution members who transferred their benefits from the defined benefit section in the past. Under the GMP underpin, if the value of each member's investment at retirement is less than the amount needed to secure the GMP benefits that accrued under the defined benefit section, the shortfall must be covered by the DB Plan.

The DB Plan is administered by the Trustees and the assets are held in a fund which is legally separate from MSUKL. The Trustees of the fund are required by law to act in the interest of the fund and of all relevant stakeholders in the scheme. The Trustees of the scheme are responsible for the investment policy with regards to the scheme assets.

The DB Plan exposes MSUKL to actuarial risks such as: investment risk, interest rate risk, inflation risk, longevity risk, liquidity risk and credit risk. As a result of the DB Plan's investment strategy outlined below the interest rate and inflation risks are largely hedged for the majority of the defined benefit liabilities on a funding basis as described below. The GMP underpin liabilities are volatile because they represent the difference between a defined benefit liability and the value of members' defined contribution assets which are dependent

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

upon each individual member's investment options and are only approximately hedged.

As required by the UK regulatory framework, a full actuarial valuation of the DB Plan is conducted at least every three years and updated annually between full triennial valuations to determine the position of the DB Plan on a funding basis. The funding basis uses assumptions reflective of the cost of securing the benefits built up in the DB Plan with an insurance company and is reviewed each year as part of the annual funding update. The most recent full actuarial valuation of the DB Plan, carried out at 31 December 2021, showed a surplus of scheme assets over liabilities. The 31 December 2024 valuation will be available later in 2025. Accordingly, no new schedule of contributions was agreed and there were no contributions payable to the DB Plan during 2024 (2023: $nil).

In addition, an actuarial valuation of the DB Plan is carried out annually on an accounting basis by a qualified actuary. Under the accounting basis, the obligations are measured by discounting the best estimate of future cash flows to be paid out by the DB Plan using the projected unit credit method. As accrual of future benefits ceased in 1996, no benefit has been attributed to service during subsequent reporting periods and the accumulated benefit obligation is an actuarial measure of the present value of benefits for service already rendered.

On an accounting basis, the DB Plan has a surplus of scheme assets over liabilities.

The following table provides a summary of the present value of the defined benefit obligation and fair value of DB Plan assets included in the statement of financial position of MSUKL:

in $ millions	2024	2023
Present value of the defined benefit obligation	(142)	(151)
Fair value of plan assets	210	232
Plan surplus	68	81
Impact of asset ceiling	(56)	(68)
Net DB Plan Asset	**12**	**13**

The surplus recognised in the MSUKL statement of financial position is limited to the amount of future economic benefits available to the entity in the form of reduced contributions.

Of the defined benefit obligation, $129 million (2023: $140 million) relates to deferred members and $13 million (2023: $11 million) relates to retired members. Upon reaching retirement, up until 31 December 2018, most retiring members were settled through the purchase of an annuity contract in the name of the member, with MSUKL having no further obligation. A High Court ruling on 26 October 2018 confirmed that pension schemes are required to equalise male and female members' GMP benefits ("GMP equalisation"). The Trustee has temporarily suspended the practice of individually buying out members' benefits until the legal position and benefit entitlements with respect to GMP equalisation are clearer. Since the end of 2018, individuals who have reached benefit age have been retained as members in the DB Plan.

The weighted average duration of the defined benefit obligation at 31 December 2024 is 21 years (2023: 21 years).

Movement in the Net Defined Benefit Asset and Impact of Asset Ceiling

The following tables provide a summary of the present value of the obligation, the fair value of the DB Plan assets and the impact of the asset ceiling recognised by MSUKL:

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

2024 in $ millions	Present value of obligation	Fair value of plan assets	Total	Impact of asset ceiling	Total
At 1 January 2024	(151)	232	81	(68)	13
Net interest (expense)/income	(7)	10	3	(3)	—
Amounts recognised in the income statement	**(7)**	**10**	**3**	**(3)**	**—**
Remeasurements:					
The return on scheme assets (excluding amounts included in net interest expense)	—	(26)	(26)	—	(26)
Actuarial gain arising from changes in demographic assumptions	1	—	1	—	1
Actuarial gain arising from changes in financial assumptions	8	—	8	—	8
Actuarial gain arising from experience adjustments	2	—	2	—	2
Adjustments for restrictions on the defined benefit asset	—	—	—	14	14
Amounts recognised in the statement of comprehensive income	**11**	**(26)**	**(15)**	**14**	**(1)**
Foreign exchange rate changes	3	(4)	(1)	1	—
Benefit payments	2	(2)	—		
At 31 December 2024	**(142)**	**210**	**68**	**(56)**	**12**

2023 in $ millions	Present value of obligation	Fair value of plan assets	Total	Impact of asset ceiling	Total
At 1 January 2023	(142)	215	73	(61)	12
Net interest (expense)/income	(7)	11	4	(3)	1
Amounts recognised in the income statement	**(7)**	**11**	**4**	**(3)**	**1**
Remeasurements:					
The return on scheme assets (excluding amounts included in net interest expense)	—	(4)	(4)	—	(4)
Actuarial gain arising from changes in demographic assumptions	1	—	1	—	1
Actuarial gain arising from changes in financial assumptions	4	—	4	—	4
Actuarial loss arising from experience adjustments	(1)	—	(1)	—	(1)
Adjustments for restrictions on the defined benefit asset	—	—	—	(1)	(1)
Amounts recognised in the statement of comprehensive income	**4**	**(4)**	**—**	**(1)**	**(1)**
Foreign exchange rate changes	(8)	12	4	(3)	1
Benefit payments	2	(2)	—	—	—
At 31 December 2023	**(151)**	**232**	**81**	**(68)**	**13**

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

Actuarial Assumptions

The following table presents the principal actuarial assumptions used in the valuation of the DB Plan:

	2024 %	2023 %
Pre-retirement discount rate	5.1%	4.5%
Post-retirement discount rate (RPI)	4.8%	4.6%
Inflation (RPI)	3.2%	3.1%
Revaluation in deferment - inflation(CPI)	2.7%	2.5%

The mortality assumptions used give the following life expectancy:

	Life expectancy at age 65 for a male member currently:		Life expectancy at age 65 for a female member currently:	
	Aged 65	Aged 45	Aged 65	Aged 45
At 31 December 2024				
UK	88.1	90.1	89.2	90.7
At 31 December 2023				
UK	88.1	90.1	89.1	90.7

The sensitivities regarding the principal assumptions used to measure the defined benefit obligation are as follows:

2024

Assumption	Change in assumption	Impact on scheme liabilities
Discount rate	Increase/decrease by 0.25%	Decrease/ increase by 4.99%/5.31%
Inflation assumption	Increase/decrease by 0.25%	Increase/ decrease by 0.85%/0.90%
Life expectancy	Increase/decrease by 1 year	Increase/ decrease 3.05%/3.11%

2023

Assumption	Change in assumption	Impact on scheme liabilities
Discount rate	Increase/decrease by 0.25%	Decrease/ increase by 5.10%/5.42%
Inflation assumption	Increase/decrease by 0.25%	Increase/ decrease by 0.87%/0.83%
Life expectancy	Increase/decrease by 1 year	Increase/ decrease by 3.16%/3.22%

The sensitivity analysis presented above has been determined based on reasonably possible changes of the assumptions occurring at 31 December 2024 and 31 December 2023, assuming that all other assumptions are held constant. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior year.

DB Plan Assets

The Plan's Trustee, having considered professional advice from its independent investment consultant and the Plan's actuary, determines the asset allocation targets based on its assessment of a range of relevant factors, such as expected long-term financial conditions, demographic data and trends, current funding position and other related risk factors. The Trustee consults with MSUKL on any changes to the investment strategy. The overall primary investment objective is to minimise the volatility of the Plan's surplus or deficit through asset-liability matching. The investment strategy is considered to be low risk.

Specific risks which are managed through the asset allocation targets include:

- Interest rate and inflation risk
- Asset volatility
- Credit risk
- Liquidity risk
- Longevity risk

The Trustee conducts a full asset-liability review every three years. The last review was conducted during 2022 with underlying investments updated in December 2022. The next scheduled review is due to take place in 2025. These studies are used to assist the Trustee in determining the optimal long-term asset allocation with regards to the structure of liabilities within the Plan.

The main investment strategies formulated in the actuarial and technical policy documents of the Plan are to invest Plan assets in the following:

- Debt instruments, such as gilts, to reduce interest rate sensitivity caused by the duration of the defined benefit obligation;
- AAA asset-backed securities, to provide a level of return above cash whilst remaining stable
- Cash to provide liquidity to fund ongoing transaction costs

In line with the investment objective, the DB Plan holds investments in a range of pooled investment vehicles of varying maturities

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

intended to broadly reflect the expected liability profile of the DB Plan. The pooled fund nature of the investments provides liquidity as Plan assets can be disinvested readily. The major categories and fair values of scheme assets at the end of the reporting period are set out below.

| | Fair value of Plan assets | | | | | |
| | 2024 | | | 2023 | | |
in $ millions	Quoted in an active market	Other	Total	Quoted in an active market	Other	Total
Cash and Asset backed securities	—	36	**36**	—	17	**17**
Corporate bonds	—	—	**—**	31	—	**31**
Government bonds	174	—	**174**	184	—	**184**
	174	**36**	**210**	**215**	**17**	**232**

34. RELATED PARTY DISCLOSURES

Parent and Subsidiary Relationships

Parent and ultimate controlling entity

For information on the Group's parent and ultimate controlling entity, refer to note 1.

Key Management Compensation

Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group.

The Morgan Stanley Group's corporate governance framework gives consideration to legal, geographical and business lines through a combination of boards of directors, and regional and global management committees. Accordingly, in addition to the Directors of the Company, key management personnel of the Group is considered to include: the boards of Directors of certain parent companies, including that of Morgan Stanley, certain members of key Morgan Stanley Group management committees, those designated as senior managers under the UK's Senior Manager regime and certain executive officers of Morgan Stanley.

The boards of the Group's parent companies, the management committees and the executive officers cover the full range of the Morgan Stanley Group's business activities. Only those members with responsibility for the Institutional Securities business, being the reportable operating segment of the Group, are considered

to be key management personnel of the Group. The aggregate compensation below represents the proportion of compensation paid to these key management personnel, including the Directors of the Company, in respect of their services to the Group.

Key management personnel compensation in respect of their services rendered to the Group comprised the following:

in $ millions	2024	2023
Short-term employee benefits	72	59
Share-based payments	49	41
Other long-term employee benefits	—	1
	121	**101**

The share-based payment costs disclosed above reflect the amortisation of equity-based awards granted to key management personnel and are therefore not directly aligned with other staff costs in the current year.

Key management personnel compensation is borne directly by the Group as well as other Morgan Stanley Group undertakings in the current year. Management recharges in respect of key management personnel compensation borne by other Morgan Stanley Group undertakings are included in 'Management charges from other Morgan Stanley Group undertakings relating to staff costs' within 'Operating expense', as disclosed in note 7.

Directors' Remuneration

in $ millions	2024	2023
Total remuneration of all Directors:		
Aggregate remuneration	21	18
Long term incentive schemes	2	1
	23	**19**
Disclosures in respect of the highest paid Director:		
Aggregate remuneration	6	5
	6	**5**

Directors' remuneration has been calculated as the sum of cash, bonuses and benefits in kind.

All Directors who are employees of the Morgan Stanley Group are eligible to receive shares of the parent company, Morgan Stanley, awarded under the Morgan Stanley Group's equity-based long term incentive schemes. In accordance with Schedule 5 paragraph 1(3)(a) of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the above

146

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

disclosures do not include the value of shares awarded. During the year, eight Directors received awards under the Morgan Stanley Group's equity-based long term incentive schemes in respect of qualifying services (2023: nine).

The value of assets (other than shares) awarded under other long term incentive schemes has been included in the above disclosures when the awards vest, which is generally within one to seven years from the date of the award.

Two directors are members of non-UK defined benefit schemes, which are now closed to new entrants and no longer accruing future benefits (2023: three). In addition, no Directors have benefits accruing under the Alternative Retirement Plan, a defined benefit scheme, operated by MSUKL (2023: one).

The Morgan Stanley Group operates a defined contribution pension scheme, the Morgan Stanley UK Group Pension Plan. There are seven Directors to whom retirement benefits are accruing under this scheme (2023: nine). One Director has benefits accruing under a non-UK defined contribution scheme (2023: one).

The Group has not provided any loans or other credit advances to its Directors during the year (2023: nil).

Transactions with Related Parties

The Morgan Stanley Group conducts business for clients globally through a combination of both functional and legal entity organisational structures. Accordingly, the Group is closely integrated with the operations of the Morgan Stanley Group and enters into transactions with other Morgan Stanley Group undertakings on an arm's length basis for the purposes of utilising financing, trading and risk management, and infrastructure services. The nature of these relationships along with information about the transactions and outstanding balances is given below. The Group has not recognised any expense and has made no provision for impairment relating to the amount of outstanding balances from related parties (2023: $nil).

Cash

The Group places cash with other Morgan Stanley Group undertakings. All such transactions are entered into on an arm's length basis.

in $ millions	2024		2023	
	Interest	Balance	Interest	Balance
Amounts due from other Morgan Stanley Group undertakings	36	1,112	18	1,115

Funding

The Group receives funding from and provides funding to other Morgan Stanley Group undertakings in the following forms:

General Funding

General funding is undated, unsecured, floating-rate lending, other than certain funding which is dated on a rolling 60, 190 or 395 day term. Funding may be received or provided for specific transaction related funding requirements, or for general operational purposes. The interest rates are established by the Morgan Stanley Group Treasury function for all entities within the Morgan Stanley Group and approximate the market rate of interest that the Morgan Stanley Group incurs in funding its business.

Details of the outstanding balances on these funding arrangements and the related interest income or expense recognised in the consolidated income statement during the year are shown in the table below:

in $ millions	2024		2023	
	Interest	Balance	Interest	Balance
Undated				
Amounts due from the Group's direct and indirect parent undertakings	—	80	—	6
Amounts due from other Morgan Stanley Group undertakings	3	122	1	252
	3	**202**	**1**	**258**
Rolling 395 day term				
Amounts due from the Group's direct and indirect parent undertakings	—	—	—	—
Amounts due from other Morgan Stanley Group undertakings	3	57	6	42
	3	**57**	**6**	**42**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

in $ millions	2024 Interest	2024 Balance	2023 Interest	2023 Balance
Undated				
Amounts due to the Group's direct and indirect parent undertakings	—	317	—	453
Amounts due to other Morgan Stanley Group undertakings	7	441	6	438
	7	**758**	**6**	**891**
60 day termed				
Amounts due to the Group's direct and indirect parent undertakings	(761)	970	(500)	7,648
190 day termed				
Amounts due to the Group's direct and indirect parent undertakings	32	1	—	1
Rolling 395 day term				
Amounts due to the Group's direct and indirect parent undertakings	1,479	22,250	1,264	24,445
Amounts due to other Morgan Stanley Group undertakings	16	284	14	247
	1,495	**22,534**	**1,278**	**24,692**

Subordinated Debt

The Group received subordinated debt and senior subordinated debt from another Morgan Stanley Group undertaking. Details of the terms of these loans, including the contractual maturity and the interest rate are shown in note 16.

in $ millions	2024 Interest	2024 Balance	2023 Interest	2023 Balance
Subordinated debt liabilities				
Amounts due to the Group's direct parent undertaking	377	5,098	573	5,096
Senior subordinated debt liabilities				
Amounts due to the Group's direct parent undertaking	452	6,700	300	6,700

Trading and Risk Management

In the course of funding its business, the Group enters into collateralised financing transactions with other Morgan Stanley Group undertakings. All such transactions are entered into on an arm's length basis.

Details of the outstanding on such transactions and the related interest income/expense recognised in the consolidated income statement during the year are shown in the table below:

in $ millions	2024 Interest	2024 Balance	2023 Interest	2023 Balance
Financial assets measured at fair value				
Amounts due from the Group's direct and indirect parent undertakings	16	109	9	110
Amounts due from other Morgan Stanley Group undertakings	4,399	74,841	3,281	72,654
	4,415	**74,950**	**3,290**	**72,764**
Financial liabilities measured at amortised cost				
Amounts due to other Morgan Stanley Group undertakings	308	(880)	400	2,101
Financial liabilities measured at fair value				
Amounts due to the Group's direct and indirect parent undertakings	67	2,395	31	1,251
Amounts due to other Morgan Stanley Group undertakings	2,432	27,478	1,660	28,099
	2,499	**29,873**	**1,691**	**29,350**

The Group enters into purchases and sales of securities and derivative transactions with other Morgan Stanley Group undertakings to facilitate the provision of financial services to clients on a global basis and to manage the market risks associated with such business. The Group also enters into derivative transactions with other Morgan Stanley Group undertakings to manage the market risks associated with certain of its compensation plans. All such transactions are entered into on an arm's length basis. The total amounts receivable and payable from such transactions not yet settled and the fair value of such derivatives contracts outstanding at the year end were as follows:

in $ millions	2024	2023
Amounts due from the Group's direct and indirect parent undertakings on securities and derivative transactions	1,888	1,619
Amounts due from other Morgan Stanley Group undertakings on securities and derivative transactions	157,188	116,001
	159,076	**117,620**
Amounts due to the Group's direct and indirect parent undertakings on securities and derivative transactions	1,927	1,596
Amounts due to other Morgan Stanley Group undertakings on securities and derivative transactions	157,595	116,539
	159,522	**118,135**

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MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2024

The Group has received collateral of $216 million (2023: $984 million) from the Group's direct and indirect parent undertaking and $11,258 million (2023: $7,786 million) from other Morgan Stanley Group undertakings. The Group has pledged collateral of $952 million (2023: $nil) to the Group's direct and indirect parent undertakings and $31,057 million (2023: $28,484 million) to other Morgan Stanley Group undertakings. The Group has received and pledged collateral to mitigate credit risk on exposures arising under derivatives contracts between the Group and other Morgan Stanley Group undertakings.

In addition, the management and execution of business strategies on a global basis results in many Morgan Stanley transactions impacting a number of Morgan Stanley Group entities. The Morgan Stanley Group has Global Transfer Pricing Policies in place among the Ultimate Parent and its consolidated subsidiaries to ensure arm's length pricing. These policies are consistent with the 2022 OECD Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations. The Morgan Stanley Group has also engaged in negotiations of Advanced Pricing Agreements with selected tax authorities in respect of its key transfer pricing methodologies. Negotiations may result in changes to methodologies or inputs that could have an impact on the Group's revenues in the future.

For the year ended 31 December 2024, a net amount of $1,540 million was transferred to other Morgan Stanley Group undertakings relating to such revenue transfer pricing policies and recognised in the consolidated income statement arising from such policies (2023: net transfer to other Morgan Stanley Group undertakings of $1,188 million).

Infrastructure Services

The Group receives and incurs management charges to and from other Morgan Stanley Group undertakings for infrastructure services, including the provision of staff and office facilities. Management recharges received and incurred during the year are as follows:

	2024		2023	
in $ millions	Staff costs	Other services	Staff costs	Other services
Amounts recharged from the Group's direct and indirect parent undertakings	4	—	4	—
Amounts recharged from other Morgan Stanley Group undertakings[1]	600	1,747	610	1,687
	604	1,747	614	1,687

(1) Amounts related to Other services include expenses reported as 'Commission and other similar arrangements' of $255 million (2023: $256 million).

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MORGAN STANLEY & CO. INTERNATIONAL plc

APPENDIX TO THE FINANCIAL STATEMENTS - Year ended *31 December 2024*

List of subsidiaries, including indirect subsidiaries, as at 31 December 2024 and 31 December 2023:

Name of Company	Address of undertaking's registered office/ principal place of business	Proportion of shares held by the Group[1][2]		Nature of Business
		2024	2023	
Morgan Stanley Taiwan Limited	83F.& 83F-1. No.7, Xinyi Rd., Sec. 5 Taipei City 110, Taiwan	100%	100%	Financial Services
Morgan Stanley Strategic Investments Limited	20 Bank Street, Canary Wharf, London , E14 4AD , UNITED KINGDOM	100%	100%	Financial Services
Morgan Stanley Havel GmbH	Grosse Gallusstrasse 18, 60312, Frankfurt am Main, Germany	100%	100%	Holding company
Morgan Stanley Equity Investments (UK) Limited	Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	100%	100%	Financial Services
Morgan Stanley Derivative Products (Netherlands) B.V.	Luna Arena, Herikerbergweg 238, 1101 CM, Amsterdam , Netherlands	100%	100%	Financial Services
Morgan Stanley Longcross Limited	20 Bank Street, Canary Wharf, London , E14 4AD , UNITED KINGDOM	100%	100%	Holding company
Morgan Stanley Derivative Products Spain S.L.	Serrano 55, 28006, Madrid, Spain	100%	100%	Financial Services
Morgan Stanley Equity Investments Unlimited Company	Custom House, Plaza Block 6, , International Financial Services Centre, Dublin, DUBLIN 1, Ireland	100%	100%	Holding company
Morgan Stanley Langton Limited	20 Bank Street, Canary Wharf, London , E14 4AD , UNITED KINGDOM	100%	100%	Holding company
Morgan Stanley Equity Finance (Malta) Limited	SmartCity Malta, SCM 01 TMF Group (Malta) 401, Ricasoli, Kalkara SCM 1001, Malta	100%	100%	Financial Services
Drake II Investments Limited	Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	100%	100%	Financial Services
Morgan Stanley Grund S.a.r.L	46A, Avenue J.F. Kennedy, L-1855, Luxembourg	100%	100%	Financial Services
Morgan Stanley Corporate Holdings Unlimited Company	Custom House, Plaza Block 6, International Financial Services Centre, Dublin, DUBLIN 1, Ireland	100%	100%	Holding company
Morgan Stanley Heythorp Investments Unlimited Company	Custom House, Plaza Block 6, International Financial Services Centre, Dublin, DUBLIN 1, Ireland	100%	100%	Holding company
Morgan Stanley Equity Holding (Netherlands) B.V.	Luna Arena, Herikerbergweg 238, 1101 CM, Amsterdam, Netherlands	100%	100%	Financial Services
Morstan Nominees Limited	25 Cabot Square, Canary Wharf, London, E14 4QA, United Kingdom	100%	100%	Nominee company
Global Equity High Yield Fund B.V.	De Lairessestraat 145, 1075 HJ Amsterdam, Netherlands	100%	100%	Financial Services
Morgan Stanley Client Securities Nominees Limited	25 Cabot Square, Canary Wharf, London, E14 4QA, United Kingdom	100%	100%	Nominee company
Morgan Stanley Euro Financing Unlimited Company	Custom House, Plaza Block 6, International Financial Services Centre, Dublin, DUBLIN 1, Ireland	100%	100%	Holding company

(1) The proportion of voting rights held by the Group is the same as the proportion of shares held by the Group unless otherwise stated.
(2) All shares held in each Company are ordinary shares.